As filed with the U.S. Securities and Exchange Commission on May 9, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MITEL NETWORKS CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	3661	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

350 Legget Drive
Ottawa, Ontario
Canada K2K 2W7
(613) 592-2122
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)

With copies to:

Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Suite 1750, 222 Bay Street Toronto, Ontario Canada M5K 1J5 (416) 777-4700	Craig Wright, Esq. Osler, Hoskin & Harcourt LLP Suite 1500, 50 O’Connor Street Ottawa, Ontario Canada K1P 6L2 (613) 235-7234	Christopher J. Cummings, Esq. Shearman & Sterling LLP Suite 4405 Commerce Court West Toronto, Ontario Canada M5L 1E8 (416) 360-8484	Gary S.A. Solway, Esq. Torys LLP Suite 3000 79 Wellington Street West Toronto, Ontario Canada M5K 1N2 (416) 865-0040

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee

Common Shares	$150,000,000	$16,050

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933 and based on a bona fide estimate of the public offering price.

(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued May 9, 2006
                                    Shares
Mitel Networks Corporation
Common Shares

      This is an initial public offering of our common shares in the United States and Canada. We are offering                     common shares and the selling shareholders named in this prospectus are offering                     common shares. We will not receive any of the proceeds from the sale of the common shares by the selling shareholders. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.

       Investing in our common shares involves risks. See “Risk Factors” beginning on page 8.

Proceeds to
	Price to	Underwriting		Selling
	Public	Commissions	Proceeds to Us	Shareholders

Per Share	$	$	$	$
Total	$	$	$	$
      We and the selling shareholders have granted the underwriters the right to purchase up to an additional                     common shares to cover over-allotments.
      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation expect to deliver the shares to purchasers on                     , 2006.

Morgan Stanley	RBC Capital Markets	Merrill Lynch & Co.

Joint Bookrunner	Joint Bookrunner	Lead Manager

Genuity Capital Markets
Thomas Weisel Partners LLC
National Bank Financial Inc.

The date of this prospectus is                     , 2006.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

      Until                     , 2006, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      For investors outside the United States and Canada. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

      In this prospectus, “Mitel,” “we,” “us” and “our” refer to Mitel Networks Corporation, a Canadian corporation, and its subsidiaries, unless the context requires otherwise, and these terms do not include or refer to the selling shareholders. Our consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.
      References to “offering” refer to the initial public offering of our common shares in the United States and Canada. All references to “underwriters” refer collectively to the U.S. and Canadian underwriters.

      Throughout this prospectus, “IP-based” refers to our IP-based solutions, which include pure IP communications solutions and hybrid communications solutions in which our legacy products are networked with our pure IP solutions, as part of our customer migration strategy.

i

      Throughout this prospectus we refer to “packaged software,” which means software sold in a format that is ready for use without customization, regardless of whether such software is sold in a physical package, pre-installed or downloaded electronically.

      We express all dollar amounts in this prospectus in U.S. dollars, except where otherwise indicated. References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars. On May 8, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = C$1.1116.

ii

PROSPECTUS SUMMARY
      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
MITEL NETWORKS CORPORATION
Overview
      We are a leading provider of integrated communications solutions and services for business customers. Our voice-centric Internet Protocol, or IP, based communications solutions consist of a combination of telephony hardware and software that integrate voice, video and data communications with business applications and processes. Our solutions enable our customers to realize significant cost benefits and to conduct their business more efficiently and effectively by enabling enhanced communications, information sharing and collaboration within a business and with customers, partners and suppliers.
      Historically, businesses have used a data network for their data communications and a separate telephony network for their voice communications. Legacy telephony networks are based on circuit-switched technology and use proprietary operating systems. Conversely, data networks are IP-based and allow businesses to address their voice, video and data requirements using a single “converged” network. Because converged networks have significant advantages over maintaining separate networks for data communications and voice communications, the global market for business IP telephony products and services has grown rapidly since 2002. Synergy Research Group, a technology market research firm, estimates that IP telephony line shipments grew by a compound annual growth rate, or CAGR, of 68.7% from 2002 to 2005. Synergy estimates that IP telephony market revenues were approximately $4.0 billion worldwide in 2005 and are expected to grow to over $10.7 billion by 2009, representing a CAGR of 28.2%. In contrast, Synergy expects that revenue from legacy circuit-switched telephony systems will decline at a CAGR of 38.1% from 2005 until 2009.
      We have been a leading vendor of business telephony systems for over 25 years and have shipped over 230,000 systems supporting the voice-centric communications needs of over 20 million users in more than 90 countries. We have experienced significant growth in the sales of our IP-based communications solutions as businesses migrate from their legacy telephony systems. Our IP-based product revenues grew 30% in our fiscal year ended April 30, 2005 compared with our previous fiscal year and over 95% of our system shipments for the quarter ended January 31, 2006 were IP-based communications solutions.
      Our IP-based communications solutions are scalable, flexible, secure and easy to deploy, manage and use. These solutions interoperate with various systems supplied by other vendors allowing our customers to protect their existing telephony investments by migrating their legacy voice communications systems towards an IP-based system at their own pace. Our solutions can be aligned with our customers’ business systems, whether those systems are centralized or distributed across multiple locations. We offer packaged software applications as an integral part of our IP-based communications solutions for optimizing business processes and solving business communications challenges, including applications for contact centers, mobility, teleworking, messaging and collaboration. We develop solutions that focus on particular industries, or vertical markets, including education, government, healthcare, hospitality and retail. We also develop custom software applications to tailor our solutions to the unique needs of specific customers. We complement our communications solutions with a range of services including the planning and design of business communications networks, implementation, maintenance, training and support services.
      We sell our communications solutions to organizations of all sizes from small businesses to large enterprises. Currently, our IP-based communications networks are used by customers with as few as 10 users in a single location to customers with systems that can support as many as 40,000 users in a distributed or multi-location network. Our customers include Auchan, Choice Hotels, CompUSA, Hilton UK Hotels Ltd. and New York City Department of Education. We sell our communications solutions through a distribution network of over 1,200 channel partners that includes wholesale distributors, solutions providers, authorized resellers, communication services providers, systems integrators, and other distribution channels. We operate from over 40 locations around the world, including North America, Europe, the Middle East, Africa, the Asia-Pacific region, the Caribbean and Latin America.
Our Competitive Strengths
      Our key competitive strengths include the following:

•	Focus on IP-based communications solutions. We have invested heavily in the development of IP-based communications solutions over the last five years. As a result, we now have an award-winning portfolio of IP-based communications solutions that we believe is one of the broadest in the industry. We also have one of the industry’s highest ratios of IP-based product shipments to that of legacy products.

•	Interoperable, scalable and flexible voice-centric solutions that enable IP adoption. Our IP-based solutions allow our customers to migrate part or all of their voice communications towards a converged IP-based solution at their own pace. This gradual migration is possible because our IP-based solutions are compatible with industry standards and can interoperate with most voice and data networks. Our IP-based communications platforms and gateways can scale from as few as 10 users to as many as 65,000 users in a single network configuration. In developing our applications, we use open standards and communications protocols to allow for the seamless integration of converged voice, video and data applications.

•	Broad software capabilities that drive high value IP-based solutions and enable business process improvements. Our solutions have significant embedded software content, which increases the intelligence and value-add of the hardware offering. In addition, our solutions are differentiated by a broad set of packaged software applications that help our customers optimize business processes, whether addressing the needs of the individual, a work group or the business as a whole. Our range of packaged software offerings includes applications for contact centers, mobility, teleworking, presence and collaboration, voice messaging, unified communications, video conferencing and network management.

•	Award-winning desktop portfolio focused on the user experience. Our wired and wireless desktop devices are designed to present advanced desktop applications to the user and to address their specific needs regardless of whether the user is in the office, at home or traveling. Our desktop products have been recognized for their innovation, ease of use, industrial design and functionality.

•	Communications solutions tailored to the needs of specific industries. We offer solutions that are designed specifically to meet the needs of particular vertical markets such as education, government, healthcare, hospitality and retail. We have made significant investments in developing our understanding of the unique business requirements of our target vertical markets and translating that knowledge into specific solutions.

•	Leadership in small and medium-sized business market. We have been recognized for our leadership in the small and medium-sized business market. With our brand recognition and the scalability of our platforms, we believe we are well positioned to expand our focus and addressable market from small and medium-sized businesses to large enterprises.

•	Large, integrated distribution and strategic partner network. We have developed a global sales and distribution network with our channel partners and have formed a network of strategic partnerships and alliances. We believe that our channel partner network enables us to reach markets around the world cost effectively. We have substantial distribution capabilities in North America and the United Kingdom, and we are increasing our distribution presence in other regions. Our distribution network consists of over 1,200 channel partners across more than 90 countries. Where appropriate, we assist our channel partners with our “high-touch” sales force and service organization. Our strategic partner network enables us to further improve the functionality and features of our solutions through joint research and development activities. We have entered into strategic alliances for the provision of certain converged networks with Hewlett-Packard and Foundry Networks. At the software applications level, we have entered into an agreement with Microsoft to integrate Microsoft Office Live Communications Server and Microsoft Office Communicator applications with our Mitel Live Business Gateway. This interoperability will allow our customers to access our call processing features from within the Microsoft Office system and enhances our messaging and contact center applications by allowing Microsoft’s applications to show presence and availability.

Our Strategy
      Our strategy is to build from our leading position in the small and medium-sized business market to also attract large enterprise customers, increase our market share and generate attractive returns for our shareholders. To accomplish these objectives, we intend to:

•	Continue to expand our market focus by leveraging our highly scalable solutions. We have established a leading position in the small and medium-sized business market. We continue to expand our market focus by marketing our solutions to the large enterprise market. We believe we can increase our market share in the large enterprise market, given the ability of our solutions to scale up to 65,000 users in a single network configuration.

•	Increase our focus on value-added packaged software applications. Our packaged software applications have become key components of our overall solutions and differentiate us from many of our competitors. These software applications can be sold as a stand-alone product or as part of an overall solution. We expect to continue to increase our research and development focus on software applications, such as fixed-mobile convergence, presence functionality and messaging, to enhance and differentiate our solutions.

•	Provide a gradual migration path to IP for our customers and those of our competitors. Our IP-based solutions are designed for interoperability with our legacy systems and we will continue to offer our customers, and our competitors’ customers, a seamless and gradual migration path from their legacy voice systems to our converged voice, video and data communications solutions. We intend to continue to offer innovative, high quality products to help our customers transition to a converged IP-based communications environment at their own pace.

•	Expand our geographic presence and distribution capabilities We are strategically expanding our geographic presence to position ourselves for the growing global demand for IP-based communications solutions. We have offices in 17 countries and more than 1,200 channel partners operating in over 90 countries. Our near-term focus is to leverage our current geographic presence, particularly in North America where we have recently invested in new customer demonstration facilities, secured a major new distributor and recruited a number of senior industry sales executives.

•	Broaden and deepen our strategic partnerships and alliances. We intend to continue to attract and recruit new strategic partners and establish new strategic alliances to provide us with access to customer relationships, to cost effectively provide opportunities in new target markets, to enhance our brand recognition by leveraging their brands and to strengthen our solutions by adding new features and functionality.

•	Continue to leverage our operating model. Our operating model creates two opportunities for leverage. The first opportunity is to increase our gross margins as our business evolves towards a higher proportion of software license and maintenance revenues. We also intend to increase our gross margins with a continued focus on product cost reductions through design changes, strategic supplier management and innovative distribution strategies. The second opportunity for leverage is the potential to grow our revenues at a pace that exceeds the rate of growth of our selling, general and administrative and research and development expenses.

Risk Factors
      We are subject to a number of risks and uncertainties that could materially harm our business or inhibit our strategic plans. Before investing in our common shares, you should carefully consider the following:

•	we have incurred net losses since our incorporation in 2001;

•	the development of the market opportunity for IP-based communications solutions and related services may not develop as we anticipate;

•	our solutions may fail to keep pace with technological developments and evolving industry standards;

•	our dependence primarily upon one outside contract manufacturer to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	the consequences of delays in the delivery of or lack of access to software or other intellectual property licensed from our suppliers;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our reliance on our channel partners for the majority of our sales;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	we face intense competition from several competitors;

•	our reliance on strategic alliances;

•	uncertainties arising from our foreign operations;

•	the fluctuations in our quarterly and annual revenues and operating results; and

•	the other factors described in the section entitled “Risk Factors” starting on page 8, and other information provided throughout this prospectus.
      Our principal executive offices are located at 350 Legget Drive, Ottawa, Ontario Canada K2K 2W7 and our telephone number is (613) 592-2122.

THE OFFERING

Common shares offered by Mitel Networks Corporation	common shares

Common shares offered by the selling shareholders	common shares

Common shares to be outstanding following the offering	common shares

Use of Proceeds	We intend to use the net proceeds from this offering to fund working capital; to expand our selling, marketing and global support capabilities; to undertake research and development; and for general corporate purposes, which may include acquisitions. We will not receive any of the net proceeds from the sale of common shares by the selling shareholders. See “Use of Proceeds.”

      The number of common shares to be outstanding after this offering is based on 211,088,547 shares outstanding as of March 31, 2006 as adjusted by the assumptions set out below but does not include:

•	20,756,644 common shares issuable upon the exercise of stock options outstanding under our stock option plan at a weighted average exercise price of $1.02 per share, as of March 31, 2006;

•	4,175,050 additional common shares reserved for issuance under our stock option plan;

•	35,785,410 common shares issuable upon the exercise of outstanding warrants held by Technology Partnerships Canada as of March 31, 2006, which are exercisable for common shares without the payment of any additional cash consideration;

•	16,500,000 common shares issuable upon the exercise of outstanding warrants held by holders of our convertible notes at an exercise price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Noteholder Warrants”); and

•	a number of common shares issuable upon the conversion of outstanding convertible notes determined by dividing the outstanding principal and accrued interest owing on each note by a conversion price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Convertible Notes”).
      Unless we specifically state otherwise, all information in this prospectus:

•	assumes an initial public offering price of $ per common share;

•	assumes conversion of all of our outstanding preferred shares into an aggregate of 87,789,300 common shares, which will occur in connection with the completion of this offering;

•	assumes the exercise of the warrants held by a financing agent and warrants issued in connection with our Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) into an aggregate of 6,000,000 common shares, which will occur in connection with the completion of this offering;

•	assumes no exercise by the underwriters of their over-allotment option; and

•	reflects, for all prior periods, a for reverse split of our common shares, which will occur prior to the completion of this offering.
      See “Description of Share Capital.”

Summary Consolidated Financial Data
      The following sets forth summary consolidated financial data derived from (a) our audited consolidated financial statements as of and for the fiscal years ended April 27, 2003, April 25, 2004, and April 24, 2005, which are included elsewhere in this prospectus, (b) our audited consolidated financial statements as of and for the fiscal year ended April 28, 2002, which are not included in this prospectus, (c) our audited consolidated financial statements as of and for the six-day transition period ended April 30, 2005, which are included elsewhere in this prospectus, and (d) our unaudited consolidated financial statements as of and for the nine months ended January 23, 2005 and January 31, 2006, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The data set out below does not take into account the conversion of our outstanding preferred shares into common shares, the exercise of the warrants held by a financing agent or the exercise of the warrants issued in connection with our Series A Preferred Shares. On April 24, 2005, we changed our fiscal year end from the last Sunday in April to April 30. The change in our fiscal year end (and resulting alignment of fiscal quarter ends) permits us to better align our reporting results with industry norms.
      Historical results do not necessarily indicate results expected for any future period. You should read the following summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The pro forma balance sheet data below gives effect to the conversion of all of our outstanding preferred shares into common shares, and the exercise of the warrants held by a financing agent and warrants issued in connection with our Series A Preferred Shares, which will occur in connection with the completion of this offering. The pro forma as adjusted balance sheet data below also gives effect to our sale of                     common shares in this offering at an assumed initial public offering price of $           per share, after deducting the underwriting commissions and estimated offering expenses payable by us.

					Six Days
	Fiscal Year Ended				Ended	Nine Months Ended

	April 28,	April 27,	April 25,	April 24,	April 30,	Jan. 23,	Jan. 31,
	2002	2003	2004	2005	2005	2005	2006

	(in millions, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$358.0	$352.2	$340.7	$342.2	$3.2	$251.1	$285.2
Cost of revenues	215.5	225.4	202.9	213.2	2.4	156.7	165.5

Gross margin	142.5	126.8	137.8	129.0	0.8	94.4	119.7
Expenses
Research and development	59.1	41.2	36.2	41.4	0.7	30.4	33.0
Selling, general and administrative	141.9	114.9	111.4	114.9	1.8	85.2	88.1
Special charges(1)	7.4	13.7	11.7	10.6	—	7.1	4.2
Loss (gain) on disposal of assets	1.5	—	0.6	3.4	—	—	(2.2)
Amortization of acquired intangibles(2)	43.8	29.1	0.2	—	—	—	—

Operating loss	(111.2)	(72.1)	(22.3)	(41.3)	(1.7)	(28.3)	(3.4)
Other (income) expense, net	3.4	0.9	8.0	7.5	(0.1)	5.1	16.0
Income tax (recovery) expense	0.1	(2.9)	0.3	0.8	—	(0.6)	2.5

Net loss	$(114.7)	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(34.0)	$(21.9)

Net loss per common share
Basic and diluted	$(1.10)	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.34)	$(0.23)

Weighted average number of common shares outstanding	106,848,314	113,109,751	127,831,211	113,792,829	117,149,933	112,895,239	117,213,252

Non-GAAP Financial Measure
Net loss	$(114.7)	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(34.0)	$(21.9)
Add back: fair value adjustment on derivatives	—	—	—	5.3	0.1	3.9	11.7

Adjusted net loss(3)	$(114.7)	$(70.1)	$(30.6)	$(44.3)	$(1.5)	$(30.1)	$(10.2)

	As at January 31, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted(4)

	(in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$32.3	$38.6	$
Working capital	47.4	53.7
Total assets	183.1	189.4
Total debt including capital leases	52.0	52.0
Derivative instruments(5)	53.2	—
Total liabilities	246.9	193.7
Redeemable shares(6)	62.4	—	—
Total shareholders’ (deficit) equity	(126.2)	(4.3)

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink Semiconductor Inc. in 2001 were fully amortized in 2004.

(3)	We define adjusted net loss as net loss excluding the change in the fair value of the derivative instruments. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted net loss because we believe it provides a more complete understanding of our business than could be obtained without this disclosure, as it eliminates a non-cash charge that will be eliminated immediately following this offering. The change in the fair value in derivative instruments resulted from our issuance of convertible, redeemable preferred shares that give holders the right, at any time after five years, to require us to redeem these shares for cash. The requirement to redeem these shares on an as-if-converted-to-common share basis qualifies as an embedded derivative. The embedded derivative is being marked to market throughout the period to redemption with a non-cash charge being reflected in our Consolidated Statement of Operations. Adjusted net loss shows what our net income would have been without the effect of this non-cash charge. We believe that this is a useful measure to our investors as the convertible, redeemable preferred shares will automatically convert into common shares in connection with the closing of this offering with the result being the elimination of this non-cash charge in the future. The use of adjusted net loss has limitations and you should not consider adjusted net loss in isolation from or as an alternative to U.S. GAAP measures, such as net income or cash flow statement data that are prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity.

(4)	Assumes net proceeds to us from this offering of $ million. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets and total shareholders’ (deficit) equity by $ million, (i) assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and (ii) after deducting estimated underwriting commissions and estimated offering expenses payable by us.

(5)	The derivative instruments relate to the Series A Preferred Shares and the Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”). The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares is indexed to our common share price and as required by SFAS 133 has been bifurcated and accounted for separately.

(6)	Redeemable shares include 10,000,000 common shares (which are redeemable by virtue of a shareholders agreement dated April 23, 2004 among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares.

RISK FACTORS
      An investment in our common shares should be regarded as highly speculative and is suitable only for those investors who are able to sustain a total loss of their investment. You should carefully consider the following risks, as well as the other information contained in this prospectus, when evaluating us and our business and prospects. Any of the following risks, as well as risks not currently known to us, could materially and adversely affect our business, results of operations or financial condition, and could result in a complete loss of your investment.

Risks Relating to our Business
We have incurred net losses since our incorporation in 2001 and we may not be profitable in the future.
      We incurred a net loss of $21.9 million for the nine months ended January 31, 2006, and net losses of $50 million, $31 million, $70 million and $115 million in fiscal 2005, 2004, 2003 and 2002, respectively. We may not be able to achieve profitability or, if achieved, may not be able to sustain profitability. We have incurred restructuring charges in each of the previous four years and may incur additional restructuring charges in the future. Our future success in attaining profitability and growing our revenues and market share for our solutions depends, among other things, upon our ability to develop solutions that have a competitive advantage, to build our brand image and reputation, to attract orders from new and existing customers and to reduce our costs as a proportion of our revenue by, among other things, increasing efficiency in design, component sourcing, manufacturing and assembly cost processes.
A key component of our strategy is our focus on the development and marketing of IP-based communications solutions and related services, and this strategy may not be successful or may adversely affect our business.
      We are focused on the development and sales of IP-based communications solutions. Our operating results may be adversely affected if the market opportunity for IP-based communications solutions and services does not develop in the way we anticipate. IP-based communications systems currently constitute a small percentage of global installed large enterprise telephony systems. If IP-based communications does not gain widespread acceptance in the marketplace as an alternative replacement option for traditional business telephony systems, our overall revenues and operating results will be adversely affected. Because this market opportunity is in its early stages, we cannot predict whether:

•	the demand for IP-based communications solutions and services will grow as fast as we anticipate;

•	continuing reductions in long-distance and local toll charges may adversely affect sales of certain of our solutions to customers focused on those cost savings;

•	current or future competitors or new technologies will cause the market to evolve in a manner different than we expect;

•	other technologies will become more accepted or standard in our industry; or

•	we will be able to achieve a leadership or profitable position as this opportunity develops.
Our solutions may fail to keep pace with rapidly changing technology and evolving industry standards.
      The markets for our solutions are competitive and characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, and short product life cycles. Therefore, our operating results depend, among other things, on existing and emerging markets, our ability to develop and introduce new solutions and our ability to reduce the production costs of existing solutions. The process of developing new technology is complex and uncertain, and if we fail to accurately predict and respond to our customers’ changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to developing new solutions before knowing whether our investments will result in solutions the market will accept. The success of new solutions depends on several factors, including new application and product definition, component costs, timely completion and introduction of these solutions, differentiation of new solutions from those of our competitors, and market acceptance of these solutions. We may not be able to successfully identify new market opportunities for our solutions, develop and bring new solutions to market in a timely manner, or achieve market acceptance of our solutions.
Because we depend primarily upon one outside contract manufacturer to manufacture our products, our operations could be delayed or interrupted if we encounter problems with this contractor.
      We do not have any internal manufacturing capabilities, and we rely upon a small number of contract manufacturers to manufacture our products. Substantially all of our products are currently manufactured by BreconRidge Manufacturing Solutions Corporation (“BreconRidge”). Our manufacturing agreement with BreconRidge expires on December 31, 2007, and may or may not be renewed. Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our contract manufacturers, in particular BreconRidge, including:

•	our contract manufacturers not being required to manufacture our products on a long-term basis in any specific quantity or at any specific price;

•	our failure to effectively manage our contract manufacturer relationships;

•	our contract manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

•	lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

•	overestimating our forecast requirements resulting in excess inventory and related carrying charges;

•	underestimating our requirements, resulting in our contract manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the contract manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins; and

•	the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs.
      The addition of manufacturing locations or other contract manufacturers would increase the complexity of our supply chain management. If any of our contract manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, an alternate source may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders.
We depend on sole source and limited source suppliers for key components. If these components are not available on a timely basis, or at all, we may not be able to meet scheduled product deliveries to our customers.
      We depend on sole source and limited source suppliers for key components of our products. In addition, our contract manufacturers often acquire these components through purchase orders and may have no long-term commitments regarding supply or pricing from their suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead-times for limited-source materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Shortages and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our contract manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized.
Delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers could adversely affect our ability to develop and deliver our solutions on a timely and reliable basis.
      Our business may be harmed by a delay in delivery of software applications from one or more of our suppliers. Many of our solutions are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various components in our solutions. These licenses may not be available on acceptable terms, or at all. Moreover, the inclusion in our solutions of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights to our solutions. Non-exclusive licenses also allow our suppliers to develop relationships with, and supply similar or the same software applications to, our competitors. Software licenses could terminate in the event of a bankruptcy or insolvency of a software supplier or other third party licensor. We have not entered into source code escrow agreements with every software supplier or third party licensor. In the event that software suppliers or other third party licensors terminate their relationships with us, are unable to fill our orders on a timely basis or the licenses are otherwise terminated, we may be unable to deliver the affected products to meet our customer orders.
Our success is dependent on our intellectual property. Our inability or failure to protect our intellectual property could seriously harm our ability to compete and our financial success.
      Our success depends on the intellectual property in the solutions and services that we develop and sell. We rely upon a combination of copyright, patent, trade secrets, trademarks, confidentiality procedures and contractual provisions to protect our proprietary technology. Our present protective measures may not be enforceable or adequate to prevent misappropriation of our technology or independent third-party development of the same or similar technology. Even if our patents are held valid and enforceable, others may be able to design around these patents or develop products competitive to our products but that are outside the scope of these patents.
      We make use of some open source software code under various open source licenses available to the general public. A characteristic of an open source license is that it does not provide any indemnification to the licensee against third-party claims of intellectual property infringement. Some open source licenses require the licensee to disclose the licensee’s source code derived from such open source code, and failure to comply with the terms of such licenses can result in the licensee being stopped from distributing products that contain the open source code or being forced to freely disseminate enhancements that were made to the open source code. Although our practice is to follow prevailing industry practices in complying with the terms of any open source license we use, should we fail to do so, we could lose our rights to use the open source software. Further, while we believe our products to be secure, the use of open source in our solutions may expose those solutions to security risks.
      Many foreign jurisdictions offer less protection of intellectual property rights than Canada and the United States, and the protection provided to our proprietary technology by the laws of these and other foreign jurisdictions may not be sufficient to protect our technology. Preventing the unauthorized use of our proprietary technology may be difficult, time consuming and costly, in part because it may be difficult to discover unauthorized use by third parties. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of our proprietary rights, or to defend against claims of unenforceability or invalidity. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources.
Our business may be harmed if we infringe intellectual property rights of third parties.
      There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing intellectual property rights owned by others. Our competitors, as well as a number of individuals, patent holding companies and consortiums, own, or claim to own, intellectual property relating to our industry. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We cannot determine with certainty whether any existing third-party patent, or the issuance of new third party patents, would require us to alter our solutions, obtain licenses or discontinue the sale of the affected applications and products. We have received notices, and we may receive additional notices, containing allegations that our solutions are subject to patents or other proprietary rights of third parties, including competitors, patent holding companies and consortiums.
      Our success also depends, in part, upon our customers’ freedom to use our products. For example, certain claims have been asserted against end-users within our industry and demands for the payment of licensing fees have been made of end-users who have implemented our solutions. We generally agree to indemnify and defend our customers to the extent a claim for infringement is brought against our customers with respect to our solutions.
      Infringement claims (or claims for indemnification resulting from infringement claims) have been and may in the future be asserted or prosecuted against us or our customers by third parties. Some of these third parties, including our competitors, consortiums and holding companies, have, or have access to, substantially greater resources than we do and may be better able to sustain the costs of complex patent litigation. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our business. If these claims are successfully asserted against us, we could be required to pay substantial damages and could be prevented from selling some or all of our solutions. We may also be obligated to indemnify our business partners or customers in any such litigation. Furthermore, in order to resolve such proceedings, we may need to obtain licenses from third parties or substantially modify or rename our solutions in order to avoid infringement. Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to modify or rename our solutions successfully. This could prevent us from selling some or all of our solutions. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms or at all. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Any litigation relating to intellectual property rights, whether or not determined in our favor or settled by us, could at a minimum be costly and would divert the attention and efforts of management and our technical personnel. An adverse determination in any litigation or proceeding could prevent us from making, using or selling some or all of our solutions and subject us to damage assessments.
We rely on our channel partners for the majority of our sales, and disruptions to, or our failure to effectively develop and manage, our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues.
      Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of channel partners. A substantial portion of our revenues is derived through our channel partners, most of which also sell our competitors’ products. Our revenues depend in part on the performance of these channel partners. The loss of or reduction in sales to these channel partners could materially reduce our revenues. Our competitors may in some cases be effective in causing resellers or potential resellers to favor their products or prevent or reduce sales of our solutions. If we fail to maintain relationships with these channel partners, fail to develop new relationships with channel partners in new markets or expand the number of channel partners in existing markets, or if we fail to manage, train or provide appropriate incentives to existing channel partners or if these channel partners are not successful in their sales efforts, sales of our solutions may decrease and our operating results would suffer.
      The most likely potential channel partners for us are those businesses engaged in voice communications business or the data communications business. Many potential channel partners in the voice communications business have established relationships with our competitors and may not be willing to invest the time and resources required to train their staff to effectively market our solutions and services. Potential channel partners engaged in the data communications business are less likely to have established relationships with our competitors, but where they are unfamiliar with the voice communications business, they may require substantially more training and other resources to be qualified to sell our solutions. We have been using our channel partners to sell our solutions to small and medium-sized businesses. We cannot assure you that we will be able to develop channel partners to sell to large enterprises or that our existing channel partners will be effective in selling to large enterprises.
Design defects, errors, failures or “bugs,” which may be difficult to detect, may occur in our solutions.
      We produce highly complex solutions that incorporate leading-edge technology, including both hardware and software. Software can contain bugs that can interfere with expected operations. Our preshipment testing programs may not be adequate to detect all defects in individual applications and products or systematic defects that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities or affect gross margins. In the past, we have had to replace certain components and provide remediation in response to the discovery of defects or bugs in solutions that we had shipped. Any future remediation may have a material impact on our business. Our inability to cure an application or product defect could result in the failure of an application or product line, the temporary or permanent withdrawal from an application or product or market, damage to our reputation, inventory costs, or application or product reengineering expenses. The sale and support of applications and products containing defects and errors may result in product liability claims and warranty claims. Our insurance may not cover or may be insufficient to cover claims that are successfully asserted against us or our contracted suppliers and manufacturers.
We face intense competition from many competitors and we may not be able to compete effectively against these competitors.
      The market for our solutions is highly competitive. We compete against many companies, including Cisco Systems, Inc., Nortel Networks Corporation, Avaya Inc., 3Com Corp, Alcatel, Inter-Tel, Incorporated and Siemens AG. In addition, because the market for our solutions is subject to rapidly changing technologies, we may face competition in the future from companies that do not currently compete in the business communications market, including companies that currently compete in other sectors of the information technology, communications or software industries, mobile communications companies, or communications companies that serve residential rather than business customers.
      Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, research, and other resources, and more well-established brands or reputations and broader customer bases than we have. As a result, these competitors may be in a stronger position to respond more quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may also have customer bases that are more geographically balanced than ours and therefore may be less affected by an economic downturn in a particular region. Competitors with greater resources may also be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. In addition, existing customers of data communications companies that compete against us may be more inclined to purchase business communications solutions from their current data communications vendor than from us. Also, as voice and data communications converge, we may face competition from systems integrators that were traditionally focused on data network integration. We cannot predict which competitors may enter our markets in the future, what form the competition may take or whether we will be able to respond effectively to the entry of new competitors or the rapid evolution in technology and product development that has characterized our markets. Competition from existing and potential market entrants may take many forms, including large bundled offerings that incorporate applications and products similar to those that we offer. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower our prices or offer other favorable terms to compete effectively, which would reduce our margins and could adversely affect our operating results.
Our business may suffer if our strategic alliances are not successful.
      We have a number of strategic alliances and continue to pursue strategic alliances with other companies in areas where collaboration can produce industry advancement and acceleration of new markets. The objectives and goals for a strategic alliance can include one or more of the following: technology exchange, product development, joint sales and marketing, or new-market creation. If a strategic alliance fails to perform as expected or if the relationship is terminated, we could experience delays in product availability or impairment of our relationships with customers. In addition, we may face increased competition if a third party acquires one or more of our strategic partners or if our competitors enter into additional successful strategic relationships.
Our operations in international markets involve inherent risks that we may not be able to control.
      We do business in over 90 countries and are increasing our activities in foreign jurisdictions. Accordingly, our future results could be materially and adversely affected by a variety of uncontrollable and changing factors relating to international business operations, including:

•	political or social unrest or economic instability in a specific country or region;

•	macroeconomic conditions adversely affecting geographies where we do business;

•	higher costs of doing business in foreign countries;

•	infringement claims on foreign patents, copyrights, or trademark rights;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements and intellectual property rights through foreign legal systems;

•	trade protection measures and other regulatory requirements which may affect our ability to import or export our products from or to various countries;

•	adverse tax consequences;

•	unexpected changes in legal and regulatory requirements;

•	military conflict, terrorist activities, natural disasters and widespread medical epidemics; and

•	our ability to recruit and retain channel partners in foreign jurisdictions.
Our competitive position may be affected by fluctuations in exchange rates, and our current currency hedging strategy may not be sufficient to counter such fluctuations.
      A significant portion of our business is conducted, and a substantial portion of our operating expenses are payable, in currencies other than the U.S. dollar. Due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future sales and expenses. We use financial instruments, principally forward exchange contracts, in our management of foreign currency exposure. These contracts primarily require us to purchase and sell certain foreign currencies with or for U.S. dollars at contracted rates. We may be exposed to a credit loss in the event of non-performance by the counterparties of these contracts. These financial instruments may not adequately manage our foreign currency exposure. Our results of operations could be adversely affected if we are unable to successfully manage currency fluctuations in the future.
Our quarterly and annual revenues and operating results have historically fluctuated, and the results of one period may not provide a reliable indicator of our future performance.
      Our quarterly and annual revenues and operating results have historically fluctuated and are not necessarily indicative of results to be expected in future periods. A number of factors may cause our financial results to fluctuate significantly from period to period, including:

•	the fact that an individual order or contract can represent a substantial amount of revenues for that period;

•	the size, timing and shipment of individual orders;

•	changes in pricing or discount levels by us or our competitors;

•	foreign currency exchange rates;

•	the mix of products sold by us;

•	the timing of the announcement, introduction and delivery of new products and/or product enhancements by us and our competitors; and

•	general economic conditions.
      As a result of the above factors, a quarterly or yearly comparison of our results of operations is not necessarily meaningful.
We may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.
      We may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. If we need to secure additional sources of equity or debt financing, our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. Additional financing may not be available on terms satisfactory to us, or at all. If we were to incur high levels of debt, we would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development and capital expenditures. In addition, debt instruments may contain covenants or other restrictions that affect our business operations. If we raise additional funds by selling equity securities, the relative ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors.
The exercise of redemption rights by one or more of our convertible noteholders would have a material adverse effect on our cash flow and financial position.
      Under the terms of our convertible notes, in the event of a default, the holders of the convertible notes have the right to require us to redeem all or a portion of the convertible notes outstanding. In addition, in the event of a fundamental change that occurs prior to April 28, 2010, each convertible noteholder will have the option to either convert all or a portion of the holder’s convertible notes into common shares or obligate us to repurchase all or a portion of the convertible notes and, in the former case, will also be entitled to receive from us a premium in the form of additional common shares or cash at our option. Under the terms of the convertible notes, a fundamental change includes the sale of all or substantially all of our property or assets, a change of control, a shareholder-approved liquidation or dissolution, a merger or acquisition, or the number of our common shares held directly or indirectly by Dr. Matthews falling below 115,000,000 (subject to adjustments for splits and consolidations to our shares and other similar events).

We are exposed to risks inherent in our defined benefit pension plan.
      We currently maintain a defined benefit pension plan, which was closed to new employees in June 2001, for a number of our past and present employees in the United Kingdom. The contributions to fund benefit obligations under this plan are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plan, including employee turnover and retirement rates, the performance of the financial markets and interest rates. If the actual operation of the plan differs from these assumptions, additional contributions by us may be required. As of April 30, 2005, the accumulated benefit obligation of $107.0 million exceeded the fair value of the plan assets of $81.9 million, resulting in an unfunded status of $25.1 million. Changes to pension legislation in the United Kingdom may adversely affect our funding requirements.
Transfer pricing rules may adversely affect our income tax expenses.
      We conduct business operations in various jurisdictions and through legal entities in Canada, the United States, the United Kingdom, Barbados and elsewhere. We and certain of our subsidiaries provide solutions and services to, and may from time to time undertake certain significant transactions with, other subsidiaries in different jurisdictions. The tax laws of many of these jurisdictions, including Canada, have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and contemporaneous documentation must exist to support this pricing. The taxation authorities in the jurisdictions where we carry on business, including the Canada Revenue Agency, the United States Internal Revenue Service and HM Revenue & Customs in the United Kingdom, could challenge our arm’s length related party transfer pricing policies. International transfer pricing is an area of taxation that depends heavily on the underlying facts and circumstances and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. Any increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.
Future changes in financial accounting standards could adversely affect our reported results of operations.
      A change in accounting policies could have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.
      In particular, in December 2004 the Financial Accounting Standards Board issued a statement requiring companies to record stock option grants as compensation expense in their income statements. This statement is effective beginning with our first quarter of fiscal 2007. Our current methodology for expensing stock options is based on, among other things, the historical volatility of the underlying stock and the expected life of our stock options. The adoption of this accounting standard could negatively impact our profitability and may adversely impact our stock price.
Governmental regulation could harm our operating results and future prospects.
      Governments in a number of jurisdictions in which we conduct business have imposed export license requirements and restrictions on the import or export of some technologies, including some of the technologies used in our solutions. Changes in these laws or regulations could adversely affect our revenues. A number of governments also have laws and regulations that govern technical specifications for the provision of our solutions. Changes in these laws or regulations could adversely affect the sales of, decrease the demand for, and increase the cost of, our solutions.

Our future success depends on our existing key personnel.
      Our success is dependent upon the services of a number of the members of our senior management and software and engineering staff, as well as the expertise of our directors. Competition for highly skilled directors, management, research and development and other employees is intense in our industry and we may not be able to attract and retain highly qualified directors, management, and research and development personnel in the future. In order to improve productivity, a portion of our compensation to key employees and directors is in the form of stock option grants, and as a consequence, a depression in our share price could make it difficult for us to motivate and retain employees and recruit additional qualified directors and personnel. The recent decision by the Financial Accounting Standards Board regarding the accounting treatment of stock options as compensation expense could lead to a reduction in our use of stock options as an incentive and retention tool. We currently do not maintain corporate life insurance policies on the lives of our directors or any of our key employees.
We may make strategic acquisitions in the future. We may not be successful in operating or integrating these acquisitions.
      As part of our business strategy, we will consider acquisitions of, or significant investments in, businesses that offer products, services and technologies complementary to ours. These acquisitions could materially adversely affect our operating results and the price of our common shares. Acquisitions involve significant risks and uncertainties, including:

•	unanticipated costs and liabilities;

•	difficulties in integrating new products, software, businesses, operations, and technology infrastructure in an efficient and effective manner;

•	difficulties in maintaining customer relations;

•	the potential loss of key employees of the acquired businesses;

•	the diversion of the attention of our senior management from the operation of our daily business;

•	the potential adverse effect on our cash position as a result of all or a portion of an acquisition purchase price being paid in cash;

•	the potential issuance of securities that would dilute our shareholders’ percentage ownership; and

•	the inability to maintain uniform standards, controls, policies and procedures.
      Our inability to successfully operate and integrate newly acquired businesses appropriately, effectively and in a timely manner could have a material adverse effect on our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenues, gross margins and expenses.
The costs and risks associated with Sarbanes-Oxley regulatory compliance may have a material adverse effect on us.
      We will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting commencing with our annual report for the fiscal year ended April 30, 2007. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, and we will incur substantial expenses to test our systems, as well as ongoing compliance costs. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence.

Risks Related to an Investment in our Common Shares
Our common share price will fluctuate and you may not be able to sell your shares at or above the initial public offering price.
      There has been no public market for our common shares. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common shares and it is possible that an active and liquid trading market will not develop or be sustained. The initial public offering price for our common shares will be negotiated among us, the selling shareholders and the underwriters and may not be indicative of the market price of the common shares that will prevail in the trading market. The market price of our common shares may decline below the initial public offering price and you may not be able to sell your shares at or above the initial offering price. Some companies that have had volatile market prices for their securities have had securities class action lawsuits filed against them. If a lawsuit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources.
      The price of our common shares may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	sales of our common shares by principal shareholders;

•	future announcements concerning our or our competitors’ businesses;

•	the failure of securities analysts to cover our company and/or changes in financial forecasts and recommendations by securities analysts;

•	actions of our competitors;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.
Future sales of a substantial amount of common shares may depress the price of the common shares.
      If our shareholders sell substantial amounts of our common shares in the public market following this offering, the market price of our common shares could decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. Upon the closing of this offering, we will have outstanding       common shares (or       common shares if the over-allotment option is exercised in full). All of the common shares sold in this offering will be freely transferable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). We and most of our existing shareholders, directors and management have agreed to a “lock-up,” pursuant to which neither we nor they will sell any shares without the prior consent of the underwriters for 180 days after the date of this prospectus, subject to limited exceptions, and a possible extension of up to 34 additional days. These shareholders, however, may be released from their lock-up agreements with the agreement of the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market. We expect that                of the remaining  outstanding common shares after this offering will be available for sale in the public market following the expiration of the applicable lock-up period, subject to certain limitations imposed by applicable U.S. and Canadian securities laws.
      Under the terms of our existing registration rights agreements, we are required to file a shelf registration statement covering resales of common shares issuable upon conversion of the outstanding convertible notes and exercises of warrants held by our noteholders and to have the registration statement declared effective under the U.S. Securities Act prior to the expiry of the lock-up agreements. Consequently, following the expiration of the lock-up period, our noteholders may convert their convertible notes or exercise their warrants and sell the underlying common shares in the public markets. These sales, or the expectation that these sales may occur, may decrease the market price for our shares.
      In addition, as of March 31, 2006, 20,756,644 common shares were issuable upon exercise of stock options outstanding under our stock option plan and an additional 4,175,050 common shares were reserved for issuance under our stock option plan. Subject to the lock-ups described above and limitations imposed by U.S. and Canadian securities laws on resales, common shares issued pursuant to exercises of these stock options will be freely tradeable in the public markets. See “Shares Eligible for Future Sale.”
Dr. Terence H. Matthews is a significant shareholder and he has the potential to exercise significant influence over matters requiring approval by our shareholders.
      Dr. Matthews beneficially owned 64% of our common shares as of March 31, 2006. Based on 211,088,547 common shares outstanding as of March 31, 2006, Dr. Matthews will beneficially own approximately      % of our common shares subsequent to this offering. Dr. Matthews is also the Chairman of our board of directors. Dr. Matthews, given the extent of his ownership position, has the potential to control matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation or by-laws, and significant corporate transactions. Dr. Matthews may have interests that differ from the interests of our other shareholders.
Dr. Matthews’ ownership of our common shares, as well as provisions contained in our articles of incorporation and Canadian law, may reduce the likelihood of a change of control occurring and, as a consequence, may deprive you of the opportunity to sell your common shares at a control premium.
      The voting power of Dr. Matthews, under certain circumstances, could have the effect of delaying or preventing a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium. In addition, provisions of our articles of incorporation and Canadian law may delay or impede a change of control transaction. Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our board of directors has the authority, subject to applicable Canadian corporate law, to determine the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and these rights, including voting rights, may be superior to those of our common shares. Limitations on the ability to acquire and hold our common shares may be imposed under the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of or control over a significant interest in us and grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, result in a substantial prevention or lessening of competition in any market in Canada. In addition, the Investment Canada Act subjects an acquisition of control of a Canadian business (as that term is defined therein) by a non-Canadian to government review if the value of assets acquired as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada. (See “Description of Share Capital — Ownership and Exchange Controls”). Any of the foregoing could prevent or delay a change of control and may deprive our shareholders of the opportunity to sell their common shares at a control premium.
You may be unable to bring actions or enforce judgments against us, certain of our directors and officers, certain of the selling shareholders or our independent public accounting firm under U.S. federal securities laws.
      We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. A majority of our directors and officers, certain of the selling shareholders and our independent public accounting firm reside principally in Canada and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States against us or those persons. There is doubt as to the enforceability in original actions in Canadian courts of liabilities based upon the U.S. federal securities laws, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

U.S. investors will suffer adverse United States federal income tax consequences if we are characterized as a passive foreign investment company.
      If, for any taxable year, we are treated as a passive foreign investment company, or PFIC, as defined under Section 1297 of the Internal Revenue Code, then U.S. Holders (as defined in “United States Federal Income Tax Considerations”) would be subject to adverse United States federal income tax consequences. Rather than being subject to these adverse tax consequences, U.S. Holders may be able to make a mark-to-market election, which could require the inclusion of amounts in income of a U.S. Holder annually, even in the absence of distributions with respect to, or the disposition of, our common shares. Currently, we do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. However, we cannot assure you that the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year. For a more detailed discussion of the PFIC rules, see “United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”
You will suffer an immediate and substantial dilution in the net tangible book value of the common shares you purchase.
      The initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per share of our outstanding common shares. You will experience immediate dilution of approximately $          in the pro forma net tangible book value per common share from the price you pay for the common shares. We have a large number of outstanding options and warrants to purchase common shares with exercise prices significantly below the estimated public offering price for the common shares. We also have $55 million aggregate principal amount of convertible notes outstanding with conversion prices that may be below the estimated public offering price for the common shares. To the extent these securities are exercised, there will be further dilution. See “Dilution.”
We will have broad discretion over the use of the net proceeds from this offering. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.
      We intend to use the net proceeds of this offering to fund working capital to assist us in implementing our growth strategy, particularly in targeting medium to large enterprise customers who require their communications solutions suppliers to demonstrate adequate financial resources to address their communications needs on an ongoing basis; to expand our selling, marketing and global support capabilities; to increase market share in our target vertical industry sectors and other high-growth market sectors; to expand our sales and support operations in North America and selected markets in Latin America, Europe and the Asia-Pacific region; to pursue research and development programs designed to expand our software applications and product portfolio to further address the needs of our existing customers and to attract new customers; and for general corporate purposes, which may include acquisitions and enhancing our corporate infrastructure to support our anticipated growth. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds we receive from this offering. We cannot assure you that management will apply these funds effectively, nor can we assure you that the net proceeds from this offering will be invested to yield a favorable return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “believe,” “project,” “anticipate” and similar statements of a forward-looking nature, or the negatives of those statements, identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	our ability to achieve profitability in the future;

•	the development of the market opportunity for IP-based communications solutions and related services;

•	technological developments and evolving industry standards;

•	our dependence primarily upon one outside contract manufacturer to manufacture our products;

•	our dependence on sole source and limited source suppliers for key components;

•	delay in the delivery of, or lack of access to, software or other intellectual property licensed from our suppliers;

•	our ability to protect our intellectual property and our possible infringement of the intellectual property rights of third parties;

•	our reliance on our channel partners for the majority of our sales;

•	our solutions may contain design defects, errors, failures or “bugs”;

•	intense competition from our competitors;

•	our reliance on strategic alliances;

•	uncertainties arising from our foreign operations; and

•	the fluctuations in our quarterly and annual revenues and operating results.
      This list is not exhaustive of the factors that may affect any of our forward-looking statements. In evaluating these statements, you should carefully consider the risks outlined under “Risk Factors.” The forward-looking statements contained in this prospectus are based on the beliefs, expectations and opinions of management as of the date of this prospectus. We do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $           million from the sale of the                     common shares offered by us in this offering, based upon an assumed initial public offering price of $           per share, after deducting estimated underwriting commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common shares being offered by the selling shareholders. We intend to use the net proceeds of this offering as follows:

•	to fund working capital to assist us in implementing our growth strategy, particularly in targeting large enterprise customers who require their communications solutions suppliers to demonstrate adequate financial resources to address their communications needs on an ongoing basis;

•	to expand our selling, marketing and global support capabilities;

•	to pursue research and development programs designed to expand our software applications and product portfolio to further address the needs of our existing customers and to attract new customers; and

•	for general corporate purposes, which may include acquisitions.
      If the underwriters exercise their option to purchase additional common shares in full, we estimate that the net proceeds to us from the sale of the additional common shares to be sold by us will be $                     million, all of which will be used for general corporate purposes.
      While we currently anticipate that we will use the net proceeds of this offering as described above, we may re-allocate the net proceeds from time to time depending upon market and other conditions in effect at the time. Although we regularly evaluate potential acquisition and investment opportunities, we have no current arrangements or commitments with respect to any particular transaction. In addition, to the extent the net proceeds of this offering are greater or less than the estimated amount, because either the offering does not price at the midpoint of the estimated price range or the size of the offering changes, the difference will increase or decrease the amount of net proceeds available for general corporate purposes. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY
      We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our common shares. Any determination to pay dividends to holders of our common shares in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, our outstanding convertible notes limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our outstanding preferred shares into common shares, the exercise of the warrants held by a financing agent and the warrants issued in connection with our Series A Preferred Shares and the creation of a new class of preferred shares, issuable in series, all of which will occur prior to or in connection with the completion of this offering; and

•	on a pro forma basis as adjusted to give effect to the receipt of approximately $ million in estimated net proceeds from this offering, after deducting estimated underwriting commissions and estimated offering expenses payable by us, and the application of these proceeds as described under “Use of Proceeds.”
      The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As at January 31, 2006

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in millions)
Cash and cash equivalents	$32.3	$38.6	$

Total debt, including capital leases
Convertible notes	$48.3	$48.3	$
Capital leases	3.7	3.7

	52.0	52.0

Redeemable shares and derivative instruments
Redeemable common shares(1)	18.5	—		—
Series A Preferred Shares(2)	8.3	—		—
Series B Preferred Shares(3)	35.6	—		—
Derivative instruments(4)	53.2	—		—

	115.6	—		—

Shareholders’ deficiency
Common shares(5)	$188.3	$273.2	$
New preferred shares(6)	—	—
Warrants(7)	47.9	46.8
Deferred stock-based compensation	(0.1)	(0.1)
Accumulated deficit	(331.0)	(299.8)
Accumulated comprehensive loss	(31.3)	(24.4)

	(126.2)	(4.3)

Total Capitalization	$41.4	$47.7	$

(1)	The holder of 10,000,000 common shares has the right to require us to redeem these common shares by virtue of a shareholders agreement dated April 23, 2004 among certain of our shareholders and us. This right terminates upon the completion of this offering.

(2)	Unlimited shares authorized, 20,000,000 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted. The Series A Preferred Shares will be converted in accordance with their terms into common shares in connection with the completion of this offering.

(3)	Unlimited shares authorized, 67,789,300 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted. The Series B Preferred Shares will be converted in accordance with their terms into common shares in connection with the completion of this offering.

(4)	The derivative instruments arose because a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares is indexed to our common share price and as required by SFAS 133 has been bifurcated and accounted for separately. The Series A Preferred Shares and the Series B Preferred Shares will be converted in accordance with their terms into common shares in connection with the completion of this offering. As a result of this conversion the derivative instruments balance will be reclassified into equity.

(5)	Unlimited shares authorized, 107,249,873 issued and outstanding, actual; unlimited shares authorized, shares issued and outstanding, pro forma; unlimited shares authorized, shares issued and outstanding, pro forma as adjusted.

(6)	No shares authorized, issued and outstanding, actual; unlimited shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted.

(7)	The average weighted exercise price of the warrants is $0.57.
     The table above does not include:

•	22,643,957 common shares issuable upon the exercise of stock options outstanding under our stock option plan at a weighted average exercise price of $1.20 per share, as of January 31, 2006;

•	2,337,111 additional common shares reserved for issuance under our stock option plan, as of January 31, 2006;

•	35,785,410 common shares issuable upon the exercise of outstanding warrants by Technology Partnerships Canada as of January 31, 2006, which are exercisable for common shares without the payment of any additional cash consideration;

•	16,500,000 common shares issuable upon the exercise of outstanding warrants held by holders of the convertible notes at an exercise price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Noteholder Warrants”); and

•	a number of common shares issuable upon the conversion of outstanding convertible notes determined by dividing the outstanding principal and accrued interest owing on each note by a conversion price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Convertible Notes”).

DILUTION
      If you invest in our common shares, your interest will be immediately diluted to the extent of the difference between the price per common share paid by you in this offering and the pro forma net tangible book value per common share after the offering. Pro forma net tangible book value per common share is determined at any date by subtracting our total liabilities from our total tangible assets and dividing the difference by the number of common shares outstanding at that date, after giving effect to the conversion of all of our outstanding preferred shares into common shares and the exercise of the warrants held by a financing agent and warrants issued in connection with our Series A Preferred Shares, all of which will occur prior to or in connection with the completion of this offering.
      Our pro forma net tangible book value as of                     was approximately $           million, or $           per common share. After giving effect to this offering, based on an assumed initial public offering price of $           per common share and after deducting estimated underwriting commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2006 would have been approximately $           million, or $           per common share. This represents an immediate increase in pro forma net tangible book value of $           per common share to our existing shareholders and an immediate dilution of $           per common share to new investors purchasing common shares in this offering.
      The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per common share	$
Pro forma net tangible book value per share as of January 31, 2006	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value as of January 31, 2006 after giving effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering	$

      If the underwriters exercise their option to purchase additional common shares in this offering in full, our as adjusted pro forma net tangible book value at January 31, 2006 would be $           , or $           per common share, representing an immediate increase in pro forma net tangible book value to our existing shareholders of $           per common share and an immediate dilution to new investors of $           per common share.
      The following table sets forth as of January 31, 2006 on the same pro forma basis described above:

•	the total number of common shares owned by existing shareholders and to be owned by new investors purchasing common shares in this offering;

•	the total consideration paid by our existing shareholders and to be paid by new investors purchasing common shares in this offering; and

•	the average price per common share paid by existing shareholders and to be paid by new investors purchasing common shares in this offering.

Common Shares
	Purchased			Total Consideration			Average Price
Per Common
	Number	Percent		Amount	Percent		Share

Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

      If the underwriters’ over-allotment option is exercised in full, the number of common shares held by the new investors will increase to                     , or           % of the total common shares outstanding after this offering.
      The discussion and tables above exclude:

•	22,643,957 common shares issuable upon the exercise of stock options outstanding under our stock option plan at a weighted average exercise price of $1.20 per share, as of January 31, 2006;

•	2,337,111 additional common shares reserved for issuance under our stock option plan, as of January 31, 2006;

•	35,785,410 common shares issuable upon the exercise of outstanding warrants by Technology Partnerships Canada as of January 31, 2006, which are exercisable for common shares without the payment of any additional cash consideration;

•	16,500,000 common shares issuable upon the exercise of outstanding warrants held by holders of the convertible notes at an exercise price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Noteholder Warrants”); and

•	a number of common shares issuable upon the conversion of outstanding convertible notes determined by dividing the outstanding principal and accrued interest owing on each note by a conversion price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Convertible Notes”).
      If any of these options, warrants or convertible notes are exercised or converted and the underlying common shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following sets forth selected consolidated financial information derived from (a) our audited consolidated financial statements as of and for the fiscal years ended April 27, 2003, April 25, 2004, and April 24, 2005, which are included elsewhere in this prospectus, (b) our audited consolidated financial statements as of and for the fiscal year ended April 28, 2002, which are not included in this prospectus, (c) our audited consolidated financial statements as of and for the six-day transition period ended April 30, 2005, which are included elsewhere in this prospectus, and (d) our unaudited consolidated financial statements as of and for the nine months ended January 23, 2005 and January 31, 2006, which are included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The data set out below does not take into account the conversion of our outstanding preferred shares into common shares, the exercise of the warrants held by a financing agent or the exercise of the warrants issued in connection with our Series A Preferred Shares. On April 24, 2005, we changed our fiscal year end from the last Sunday in April to April 30. The change in our fiscal year end (and resulting alignment of fiscal quarter ends) permits us to better align our reporting results with industry norms.
      Historical results do not necessarily indicate results expected for any future period. You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

					Six Days
	Fiscal Year Ended				Ended	Nine Months Ended

	April 28,	April 27,	April 25,	April 24,	April 30,	Jan. 23,	Jan. 31,
	2002	2003	2004	2005	2005	2005	2006

	(in millions, except share and per share data)
Consolidated Statement of Operations Data
Revenues	$358.0	$352.2	$340.7	$342.2	$3.2	$251.1	$285.2
Cost of revenues	215.5	225.4	202.9	213.2	2.4	156.7	165.5

Gross margin	142.5	126.8	137.8	129.0	0.8	94.4	119.7
Expenses
Research and development	59.1	41.2	36.2	41.4	0.7	30.4	33.0
Selling, general and administrative	141.9	114.9	111.4	114.9	1.8	85.2	88.1
Special charges(1)	7.4	13.7	11.7	10.6	—	7.1	4.2
Loss (gain) on disposal of assets	1.5	—	0.6	3.4	—	—	(2.2)
Amortization of acquired intangibles (2)	43.8	29.1	0.2	—	—	—	—

Operating loss	(111.2)	(72.1)	(22.3)	(41.3)	(1.7)	(28.3)	(3.4)
Other (income) expense, net	3.4	0.9	8.0	7.5	(0.1)	5.1	16.0
Income tax (recovery) expense	0.1	(2.9)	0.3	0.8	—	(0.6)	2.5

Net loss	$(114.7)	$(70.1)	$(30.6)	$(49.6)	$(1.6)	$(34.0)	$(21.9)

Net loss per common share
Basic and diluted	$(1.10)	$(0.63)	$(0.26)	$(0.49)	$(0.01)	$(0.34)	$(0.23)

Weighted average number of common shares outstanding	106,848,314	113,109,751	127,831,211	113,792,829	117,149,933	112,895,239	117,213,252

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink Semiconductor Inc. in 2001 were fully amortized in 2004.

	As at	As at	As at	As at	As at	As at
	April 28,	April 27,	April 25,	April 24,	April 30,	January 31,
	2002	2003	2004	2005	2005	2006

	(in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3.6	$22.3	$26.7	$9.7	$46.6	$32.3
Other current assets	132.4	120.6	115.0	117.5	115.8	122.0
Property and equipment	29.7	25.3	20.3	20.9	20.6	15.2
Other assets	42.4	7.3	7.4	8.5	12.3	13.6

Total assets	$208.1	$175.5	$169.4	$156.6	$195.3	$183.1

Current liabilities	$138.9	$135.8	$103.2	$115.8	$101.9	$106.9
Long-term debt	15.1	23.1	15.5	20.2	66.7	57.1
Derivative instruments(3)	—	—	29.2	38.0	37.4	53.2
Other long-term liabilities	6.6	24.6	24.8	25.4	25.1	29.7
Redeemable shares(4)	27.9	29.0	51.3	57.2	57.3	62.4
Capital stock	167.5	183.4	184.8	187.6	187.6	188.3
Other capital accounts	(0.9)	(2.2)	7.7	14.7	23.3	16.5
Accumulated deficit	(147.0)	(218.2)	(247.1)	(302.3)	(304.0)	(331.0)

Total liabilities and shareholders’ equity	$208.1	$175.5	$169.4	$156.6	$195.3	$183.1

(3)	The derivative instruments arose as a portion of the redemption price of the Series A Preferred Shares and Series B Preferred Shares is indexed to our common share price and as required by SFAS 133 has been bifurcated and accounted for separately.

(4)	Redeemable shares include 10,000,000 common shares (which are redeemable by virtue of a shareholders agreement dated April 23, 2004 among certain of our shareholders and us), 20,000,000 Series A Preferred Shares and 67,789,300 Series B Preferred Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements, as well as the other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties and that reflect estimates and assumptions. Our actual results may differ materially from those indicated in forward-looking statements. Factors that could cause our actual results to differ materially from our forward-looking statements are described in “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading provider of integrated communications solutions and services for business customers. Our solutions include products such as platforms, desktop appliances and software applications. We complement our communications solutions with a range of services including maintenance and support, managed services, installation and other professional services. Our IP-based communications solutions integrate voice, video and data communications with business applications and processes, enabling our customers to realize significant cost benefits and to conduct their business more efficiently and effectively.
      We were incorporated in Canada on January 12, 2001 by Zarlink Semiconductor Inc. (“Zarlink”) (formerly Mitel Corporation) in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions on February 16, 2001 and March 27, 2001, we acquired from Zarlink the “Mitel” name and substantially all of the assets (other than Canadian real estate and most intellectual property assets) and subsidiaries of the Zarlink communications systems business.
      Over the past five years, we have invested heavily in the research and development of IP-based communications solutions to take advantage of the telephone communications industry shift from legacy digital telephony technology to new IP-based platforms, desktop devices and software applications. We have realigned our business to discontinue certain activities relating to our legacy solutions and to focus our sales and marketing efforts on our IP-based communications solutions. We have also undertaken certain cost reduction measures, including staff reductions, to align our operating expense model with current revenue levels while we focused on developing a broad portfolio of IP-based communications solutions. We believe our early and sustained investment in IP-based research and development, and our decision to concentrate our efforts on this new technology, has positioned us well to take advantage of the industry shift to IP-based communications solutions.
     Comparability of Periods
      On April 24, 2005, we changed our fiscal year end from the last Sunday in April to April 30 in each year. The selection of the last Sunday in April as our fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end allows us to better align our reporting results with those of our industry peers. Results for the six-day transition period (the “Transition Period”) from April 25, 2005 to April 30, 2005 have been included in this discussion and analysis; however, it would not be meaningful to extrapolate this six-day period to forecast quarterly or annual operating results. In light of our realignment of our business over the past five years to focus on IP-based communications solutions, we believe that period-over-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as being a good indicator of our future performance.
Sources of Revenues and Expenses
      Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenues, gross margins, operating costs and cash flows. The following describes our sources of revenues and expenses with our results of operations presenting our comparative operating results.

     Revenues
      We generate our revenues principally from the sale of integrated communications solutions and services to business customers with these revenues being classified as product or service revenues. Product revenues are comprised of revenues generated from the sales of platforms and desktop devices, software applications and other product-related revenues, while service revenues are primarily comprised of revenues from maintenance and support, managed services, installation and other professional services.
      We sell our communications solutions and services through a distribution network of channel partners that includes wholesale distributors, solutions providers, authorized resellers, communications service providers, systems integrators, and other technology providers. We complement and support our channel partners in selected markets using a ‘high-touch’ sales model whereby our sales staff works either directly with a prospective customer, or in coordination with a channel partner in defining the scope, design and implementation of the solution.
      Software revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenues are allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenues related to post-contract support, including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the post-contract support term for contracts that are greater than one year. For contracts where the post-contract support period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenues are recognized together with the initial licensing fee and the estimated costs are accrued.
      We make sales to distributors and resellers based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenues are recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenues from product sales are allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenues attributable to undelivered elements are deferred and recognized upon performance or ratably over the contract period.
      Our standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenues are recognized, an accrual for estimated warranty costs is recorded as a component of cost of revenues based on prior claims experience. Sales to our resellers do not provide for return or price protection rights while sales to distributors provide for these rights. Product return rights are typically limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenues are recognized. For new distributors, we estimate the product return provision using past return experience with similar distribution partners operating in the same regions. We offer various cooperative marketing programs to assist our distribution channels to market our products. Allowances for these programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
      We also sell products, including installation and related maintenance and support services, directly to end-user customers. For products sold directly to end-user customers, revenues are recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenues from installation are recognized when services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenues are also derived from professional service contracts with terms that typically range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenues from customer support, professional services and maintenance contracts are recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenues. Revenues from installation services provided in advance of billing are included in unbilled accounts receivable.
      Certain arrangements with end-user customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, these amounts are unbundled from the product and installation revenues at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.
      We provide long-term system management services of communication systems (“Managed Services”). Under these arrangements, Managed Services and communication equipment are provided to end-user customers for terms that typically range from one to ten years. Revenues from Managed Services are recognized ratably over the contract period. We retain title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.
     Cost of Revenues
      Cost of revenues is comprised of product costs and service costs. Product cost of revenues consists of cost of goods purchased from third-party electronics manufacturing services, or EMS suppliers, inventory provisions, engineering costs, warranty costs and other supply chain management costs.
      We outsource most of our worldwide manufacturing and repair operations to BreconRidge. In addition to BreconRidge, we outsource the manufacturing of a number of our IP-based platforms to Plexus Corp. of the United States and certain desktop sets to WKK Technology Ltd. in China. We retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in attempting to confirm, on a quarterly basis, that pricing from BreconRidge, Plexus Corp. and WKK Technology Ltd. is at market rates and the level of service obtained from them is comparable to their competitors.
      Service cost of sales is primarily comprised of labor costs associated with maintenance and support, Managed Services, installation and other professional services.
     Research and Development Expenses
      Our product development programs are focused on developing IP-based communications solutions. Our research and development organization is based in Ottawa, Canada and comprises over 325 personnel, almost all of whom are engaged in IP product design and verification. We also leverage outsourced development relationships with a number of third party software development firms, for non-mission-critical development and support.
      Research and development expenses consist primarily of salaries and related expenses for engineering personnel, materials and consumables and subcontract service costs.
     Sales, General and Administrative Expenses
      Sales, general and administrative, or SG&A, expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, advertising, trade shows and other promotional activities and materials, administrative and financing functions, legal and professional fees, insurance and other corporate and overhead expenses.
     Special Charges
      Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and to realign our business to focus on IP-based communications solutions. Special charges consist primarily of workforce reduction costs, lease termination obligations, assets write-offs and legal costs. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change.
     Other Operating Expenses
      Other expenses included as deductions against operating income include gains or losses on sale of assets or operations and amortization of acquired intangibles. Acquired intangible assets were fully amortized in early fiscal 2004.
Results of Operations
     Nine months ended January 31, 2006 as compared to nine months ended January 23, 2005
      The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for the first nine months of each of fiscal 2006 and 2005:

	Nine Months Ended

	January 23, 2005		January 31, 2006		Change

		% of		% of
	Amounts	Revenues	Amounts	Revenues	Amount	%

	(in millions, except percentages)
Revenues	$251.1	100.0%	$285.2	100.0%	$34.1	13.6%
Cost of revenues	156.7	62.4	165.5	58.0	8.8	5.6

Gross margin	94.4	37.6	119.7	42.0	25.3	26.8
Research and development	30.4	12.1	33.0	11.6	2.6	8.6
Selling, general and administrative	85.2	33.9	88.1	30.9	2.9	3.4
Special charges	7.1	2.8	4.2	1.5	(2.9)	(40.8)
Gain on sale of manufacturing operations	—	—	(0.7)	(0.3)	(0.7)	*
Gain on sale of assets	—	—	(1.5)	(0.5)	(1.5)	*

Operating loss	(28.3)	(11.2)	(3.4)	(1.2)	24.9	*
Interest expense	1.7	0.7	5.6	2.0	3.9	229.4
Mark-to-market adjustment on derivatives	3.9	1.6	11.7	4.1	7.8	200.0
Other (income) expense, net	(0.5)	(0.2)	(1.3)	(0.5)	(0.8)	*
Income tax expense	0.6	0.2	2.5	0.9	1.9	316.7

Net loss	$(34.0)	(13.5)%	$(21.9)	(7.7)%	$12.1	(35.6)%

*   the comparison is not meaningful

     Revenues:
     Geographic Segment Revenues:
      Our reportable segments are represented by the following four geographic sales regions:

•	the United States;

•	Europe, Middle East & Africa (EMEA);

•	Canada and Caribbean & Latin America (CALA); and

•	Asia-Pacific.
      These reportable segments were determined in accordance with how our management views and evaluates our business. The following table sets forth total revenues by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Nine Months Ended

	January 23, 2005		January 31, 2006		Change

		% of		% of
	Revenues	Revenues	Revenues	Revenues	Amount	%

	(in millions, except percentages)
United States	$114.0	45.4%	$136.8	48.0%	$22.8	20.0%
EMEA	106.2	42.3	112.7	39.5	6.5	6.1
Canada and CALA	26.5	10.5	29.6	10.4	3.1	11.7
Asia-Pacific	4.4	1.8	6.1	2.1	1.7	38.6

	$251.1	100.0%	$285.2	100.0%	$34.1	13.6%

      During the nine months ended January 31, 2006 revenues grew by $34.1 million, or 13.6%, compared to the nine months ended January 23, 2005.
      We have experienced revenue growth for the nine months ended January 31, 2006 across all geographical segments, with the most significant growth, in absolute dollars, coming from the United States and EMEA.
      Revenue growth in the United States is primarily attributable to increased product sales through both the region’s channel partners and direct sales offices. In addition, the region has enjoyed significant growth in its service revenues primarily due to increased installation services that are directly associated with the growth in product sales through our direct sales.
      Revenue growth in EMEA is primarily attributable to increased product sales through the region’s channel partners, specifically in the United Kingdom and Continental Europe. However, revenue growth in the region has been partially mitigated by a significant year-over-year decline in the region’s services business resulting from a decline in both maintenance and support and Managed Service revenues. We anticipate that our service revenues in the region will continue to decline in the future due to increased price competition on both maintenance and support and Managed Service contract renewals.
      We expect that we will continue to see greater than 80% of our global revenues generated through the United States and EMEA operating segments for the foreseeable future.

      The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Nine Months Ended

	January 23, 2005		January 31, 2006		Change

		% of		% of
	Revenues	Revenues	Revenues	Revenues	Amount	%

	(in millions, except percentages)
Products:
Platforms and desktop devices	$122.7	48.9%	$150.1	52.6%	$27.4	22.3%
Software applications	16.7	6.6	25.3	8.9	8.6	51.5
Other(1)	13.8	5.5	14.2	5.0	0.4	2.9

	153.2	61.0	189.6	66.5	36.4	23.8

Services:
Maintenance and support	63.5	25.3	60.8	21.3	(2.7)	(4.3)
Installation	15.7	6.3	18.9	6.6	3.2	20.4
Managed services	8.4	3.3	7.3	2.6	(1.1)	(13.1)
Professional and other services	10.3	4.1	8.6	3.0	(1.7)	(16.5)

	97.9	39.0	95.6	33.5	(2.3)	(2.3)

	$251.1	100.0%	$285.2	100.0%	$34.1	13.6%

(1)	Other products include mainly OEM products representing approximately five percent of total revenues in both the nine months ended January 23, 2005 and the nine months ended January 31, 2005.
     Product Revenues:
      Revenues from product sales were $189.6 million in the nine month period ended January 31, 2006 compared to $153.2 million in the comparable period in fiscal 2005, representing an increase of 23.8%.
      Revenues generated by sales of our communications platforms and desktop devices increased by $27.4 million or 22.3% on a period-over-period basis. During the nine months ended January 31, 2006 sales of IP-based communication platforms and desktop devices increased by 51%, or approximately $44.0 million, over the comparable period in the prior year. Consistent with recent periods, we continued to experience a decrease in sales of our legacy communication platforms and desktop devices. In addition to the growth in IP communication platforms and desktop devices, we also experienced significant period-over-period growth in software applications revenues, with software applications revenues growing by $8.6 million or 51.5% over the comparable period in the prior year. IP-based software applications represented over 80% of total software applications revenues for the nine months ended January 31, 2006, an increase from approximately 65% in the nine months ended January 23, 2005, and revenues from IP-based software applications increased in excess of 90% in comparison to the comparable period in fiscal 2005. The growth in IP-based software applications revenues reflects a period-over-period increase in the rate of attachment of software applications to the underlying platforms and desktop devices. Other product revenues, which include mainly original equipment manufacturer products that we re-sell, remained relatively consistent as a percentage of sales in the nine months ended January 31, 2006 compared to the comparable period in fiscal 2005.
      Overall IP-based product revenues represented 86% of total product revenue for the nine months ended January 31, 2006, an increase from 70% in the nine months ended January 23, 2005.
      We anticipate that any future product revenue growth will be primarily attributable to increased revenues from our IP-based communication platforms, desktop devices and software applications, offset by continued declines in legacy communications platforms and desktop devices.

     Service Revenues:
      Revenue from services sales was 33.5% of total revenues during the nine months ended January 31, 2006, representing a decrease from 39.0% of total revenues for the comparable period in fiscal 2005. This decrease is primarily attributable to a decline in maintenance and support revenues of $2.7 million, a decline in revenues from Managed Services contracts of $1.1 million and a decline in professional and other service revenues of $1.7 million. The overall decline in service revenues was partially mitigated by an increase in installation service revenues of $3.2 million which is primarily attributable to increased product sales via our direct sales offices in the United States.
      We continue to generate more than 60% of our total service revenues from the provision of fixed maintenance contracts. Although we expect this level to continue, increased market competition on the renewal of these maintenance contracts may result in lower maintenance revenues and hence lower service revenues in future periods.
     Gross Margin:
      The following table sets forth gross margin, both in dollars and as a percentage of revenues, for the fiscal periods indicated:

	Nine Months Ended

	January 23, 2005		January 31, 2006

		% of		% of
	Amount	Revenues	Amount	Revenues

	(in millions, except percentages)
Products
Revenues	$153.2	100.0%	$189.6	100.0%
Gross Margin	54.1	35.3	81.6	43.0
Services
Revenues	$97.9	100.0%	$95.6	100.0%
Gross Margin	40.3	41.2	38.1	39.9
Total
Revenues	$251.1	100.0%	$285.2	100.0%
Gross Margin	94.4	37.6	119.7	42.0
      Gross margin improved to 42.0% of revenues for the nine months ended January 31, 2006 compared to 37.6% for the corresponding period in fiscal 2005.
      Products gross margin as a percentage of revenues increased from 35.3% in the nine months ended January 23, 2005 to 43.0% in same period in fiscal 2006. The increase in margin is primarily due to:

•	a 4.0% improvement as a result of (i) a shift in communication platform sales mix whereby total communication platform sales contained a higher proportion of higher margin large enterprise business platforms in the nine months ended January 31, 2006 versus the nine months ended January 23, 2005; (ii) an improved mix of software applications revenues as a total of product revenues as software applications typically generate higher margins than either communication platforms and desktop appliances or other product revenues; and (iii) cost reductions on communications platforms and desktop appliances resulting from product re-design efforts and improved costs from electronic contract manufacturers; and

•	a 1.2% improvement as a result of lower inventory obsolescence provisions recorded in the nine months ended January 31, 2006 compared to the corresponding period in fiscal 2005 due to the end of life of our Mitel 3100 ICP product in the third quarter of fiscal 2005.
      Our margins may vary from period to period depending upon region, distribution channel and product mix. We anticipate that cost reductions resulting from re-design efforts and improved manufacturing costs of our IP-based communications platforms and desktop appliances will have a positive effect on product gross margin in the balance of fiscal 2006 and into fiscal 2007.
      Service margins declined slightly to 39.9% in the nine months ended January 31, 2006 from 41.2% in the same period in fiscal 2005. The decrease in service margins was due primarily to the change in mix of service revenues, as total service revenues contained a higher proportion of lower margin installation services and a lower proportion of relatively higher margin maintenance and support services in the nine months ended January 31, 2006 compared to the same period of fiscal 2005. While we cannot predict the extent to which changes in service mix and competitive pressures will continue to impact our service margin, we expect that service margins will remain in the range of 38% to 42% of service revenues for the balance of fiscal 2006 and into fiscal 2007.
     Operating Expenses
     Research and Development:
      Research and development expenses decreased from 12.1% of total revenues in the nine months ended January 23, 2005 to 11.6% in the nine months ended January 31, 2006, with spending in absolute dollars growing by $2.6 million period-over-period. The reduction as a percentage of revenues are primarily attributable to the 13.6% period-over-period revenue increase, with the absolute dollar increase being a continuation of our investment in the development and enhancement of our IP-based communications solutions. We anticipate that we will maintain our investment levels for research and development at existing levels, in absolute dollars, for the foreseeable future. These expenses may vary, however, as a percentage of revenues.
     Selling, General and Administrative:
      SG&A expenses decreased from 33.9% of total revenues in the nine months ended January 23, 2005 to 30.9% in the comparable period in fiscal 2006, with spending in absolute dollars growing by $2.9 million period-over-period. The decrease as a percentage of sales is primarily attributable to the period-over-period revenue increase combined with our continued efforts to contain costs while making the appropriate investments in sales and marketing efforts. We anticipate that investment levels for SG&A will be, at a minimum, maintained at existing levels, in absolute dollars, for the foreseeable future provided our revenues increase.
     Special Charges:
      During the nine months ended January 31, 2006, we recorded net special restructuring charges of $4.2 million related to further cost reduction measures taken to align our operating expense model with current revenue levels net of reversals of prior year’s charges of $0.4 million resulting from adjustments to original lease termination obligations for excess space in Canada and the United Kingdom. The net restructuring charges included workforce reduction costs of $4.0 million for employee severance and benefits and associated legal costs incurred in the termination of 64 employees throughout the world. In addition, special charges included $0.6 million of accreted interest costs associated with excess facilities obligations.
      During the nine months ended January 23, 2005, we recorded special restructuring charges of $7.1 million. These changes consisted of (i) $1.0 million related to the discontinuation of our internal ASIC design program in June 2004, which represented the write-off of tools associated with the discontinued program and the related termination of seven employees in Canada, and (ii) $6.1 million related to the termination of 112 employees primarily in Canada and the United Kingdom, offset by the reversal of $0.3 million of over-accrued legal fees associated with workforce reductions. In addition, special charges included $0.3 million of accreted interest costs associated with excess facilities obligations.

     Gain on Sale of Manufacturing Operations:
      On August 31, 2001, we outsourced our manufacturing operations, including the sale of related net assets and the transfer of employees and certain liabilities to BreconRidge, for total net consideration of $5.0 million in the form of long-term promissory notes receivable of $5.4 million and promissory notes payable of $0.4 million. The transaction resulted in a loss on disposal of $1.5 million recorded in fiscal 2002 operating expenses. The loss represented the excess of the carrying value of the plant, equipment and manufacturing workforce over the total net consideration. The long-term promissory notes receivable, net of the long-term promissory notes payable, were paid in full in February 2003, prior to the original maturity date of August 31, 2003.
      The original loss on disposal recorded during fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during both fiscal 2004 and fiscal 2005 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized. As a result, an amount of $0.6 million and $3.4 million was recorded in fiscal 2004 and fiscal 2005, respectively, as an additional loss arising on the disposal activity.
      In the nine months ended January 31, 2006, the future estimated operating cost estimates for the premises were re-evaluated with the result being a reversal of $0.7 million of the loss on disposal previously recognized. This reversal is shown as a gain on sale of manufacturing operations in the nine month period ended January 31, 2006.
     Gain on Sale of Assets:
      On August 31, 2005, we sold land, building and fixed assets in Caldicot, United Kingdom relating to our United Kingdom subsidiary for net proceeds of $12.4 million, resulting in a pre-tax gain of $7.3 million. The transaction included a commitment for us to lease-back a portion of the property, which requires us to defer a portion of the gain on sale equivalent to the present value of the lease payments. As a result we entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 million of the gain was deferred and is being amortized over the combined 10 1/2-year term of the leases. The remaining gain of $1.5 million was recognized in the results of operations for the nine month period ended January 31, 2006.
     Interest Expense:
      Interest expense was $5.6 million in the nine months ended January 31, 2006 compared to $1.7 million in the comparable period of fiscal 2005. The primary reason for the increased interest expense was the interest associated with the convertible note financing in the aggregate principal amount of $55.0 million that was completed on April 27, 2005. In comparison, the interest expense in the prior year consisted primarily of mortgage interest associated with our facility in the United Kingdom and the interest cost associated with our accounts receivable securitization facility, which is currently dormant. On August 31, 2005, we sold land, building and fixed assets in the United Kingdom and used the proceeds to discharge the balance of the associated mortgage of $9.8 million. This reduction resulted in the elimination of the associated interest expense on a go-forward basis.
     Other (Income) Expense, Net:
      Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other income, on a net basis, amounted to $1.3 million in the nine months ended January 31, 2006 compared to $0.5 million during the comparable period in fiscal 2005. The income recorded in the nine months ended January 31, 2006 is primarily attributable to transactional foreign currency gains of $0.9 million, interest income of $0.2 million and $0.2 million amortization of the deferred gain on sale of assets compared with interest income of $0.5 million and an insignificant amount of transactional foreign currency losses in the comparable period in fiscal 2005. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.
     Mark-to-Market Adjustment on Derivatives:
      In April 2004, we issued preferred shares. At any date after five years from the original issuance date, or any date prior to a partial sale event (as defined in the terms of the preferred shares) other than a public offering, the holders of preferred shares have a right to require us to redeem the preferred shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share multiplied by the number of preferred shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the preferred shares are convertible. As a portion of the redemption price of the preferred shares is indexed to our common share price, an embedded derivative exists which must be accounted for separately under generally accepted accounting principles.
      In the nine months ended January 31, 2006, we recorded an $11.7 million non-cash expense, representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares. During the same period in fiscal 2005, the non-cash expense amount was $3.9 million.
      The difference between the initial carrying amount of the derivative and the redemption amount is being accreted over the five-year period to redemption, with the accretion of the derivative being recorded as a non-cash expense in our consolidated statement of operations.
      Upon completion of this offering the preferred shares will be converted into common shares and the derivative instrument balance and the cumulative mark-to-market adjustments will be reclassified into equity. As a result, further mark-to-market adjustments relating to the preferred shares will not be required upon completion of this offering.
     Provision for Income Taxes:
      We recorded income tax expense of $2.5 million for the nine month period ended January 31, 2006 compared to $0.6 million for the comparable period in fiscal 2005. The higher income tax expense period-over-period is as a result of increased taxable income in our United States and United Kingdom subsidiaries combined with a $1.0 million provision for income taxes relating to the sale of the land, building and fixed assets in Caldicot, United Kingdom.

     Fiscal 2003 to Fiscal 2005 and the Transition Period
      The following table sets forth our comparative results of operations, both in dollars and as a percentage of total revenues, for fiscal 2003 to fiscal 2005 and the Transition Period:

	Fiscal						Six days Ended

	2004		2005		Change		April 30, 2005

		% of		% of				% of
	Amounts	Revenues	Amounts	Revenues	Amount	%	Amounts	Revenues

	(in millions, except percentages)
Revenues	$340.7	100.0%	$342.2	100.0%	$1.5	0.4%	$3.2	100.0%
Cost of revenues	202.9	59.6	213.2	62.3	10.3	5.1	2.4	75.0

Gross margin	137.8	40.4	129.0	37.7	(8.8)	(6.4)	0.8	25.0
Research and development	36.2	10.6	41.4	12.1	5.2	14.4	0.7	21.9
Selling, general and administrative	111.4	32.7	114.9	33.6	3.5	3.1	1.8	56.3
Special charges(1)	11.7	3.4	10.6	3.1	(1.1)	(9.4)	—	—
Loss on sale of manufacturing operations	0.6	0.2	3.4	1.0	2.8	466.7	—	—
Amortization of acquired intangibles (2)	0.2	0.1	—	—	(0.2)	*	—	—

Operating loss	(22.3)	(6.6)	(41.3)	(12.1)	(19.0)	85.2	(1.7)	(53.2)
Interest expense	4.3	1.3	2.6	0.8	(1.7)	(39.5)	—	0.0
Mark to market adjustment on derivatives	—	—	5.3	1.5	5.3	*	0.1	3.1
Beneficial conversion feature on convertible debentures	3.1	0.9	—	—	(3.1)	*	—	—
Other (income) expense, net	0.6	0.2	(0.4)	(0.1)	(1.0)	*	(0.2)	(6.3)
Income tax (recovery) expense	0.3	0.1	0.8	0.2	0.5	166.7	—	0.0

Net loss	$(30.6)	(9.1)%	$(49.6)	(14.5)%	$(19.0)	62.1%	$(1.6)	(50.0)%

*   the comparison is not meaningful

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink in 2001 were fully amortized in 2004.

	Fiscal

	2003		2004		Change

		% of		% of
	Amounts	Revenues	Amounts	Revenues	Amount	%

	(in millions, except percentages)
Revenues	$352.2	100.0%	$340.7	100.0%	$(11.5)	(3.3)%
Cost of revenues	225.4	64.0	202.9	59.6	(22.5)	(10.0)

Gross margin	126.8	36.0	137.8	40.4	11.0	8.7
Research and development	41.2	11.7	36.2	10.6	(5.0)	(12.1)
Selling, general and administrative	114.9	32.6	111.4	32.7	(3.5)	(3.0)
Special charges(1)	13.7	3.9	11.7	3.4	(2.0)	(14.6)
Loss on sale of manufacturing operations	—	—	0.6	0.2	0.6	*
Amortization of acquired intangibles(2)	29.1	8.3	0.2	0.1	(28.9)	(99.3)

Operating loss	(72.1)	(20.5)	(22.3)	(6.6)	49.8	(69.1)
Interest expense	4.2	1.2	4.3	1.3	0.1	2.4
Beneficial conversion feature on convertible debentures	—	—	3.1	0.9	3.1	*
Other (income) expense, net	(3.3)	(0.9)	0.6	0.2	3.9	(118.2)
Income tax (recovery) expense	(2.9)	(0.8)	0.3	0.1	3.2	(110.3)

Net loss	$(70.1)	(20.0)%	$(30.6)	(9.1)%	$39.5	(56.3)%

*	the comparison is not meaningful

(1)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.

(2)	Acquired intangible assets relating to the acquisition of the Mitel name, certain assets and subsidiaries from Zarlink in 2001 were fully amortized in 2004.
     Revenues:
      Revenues increased by $1.5 million, or 0.4%, in fiscal 2005 over fiscal 2004, and declined by $11.5 million or 3.3% in fiscal 2004 over fiscal 2003. During the Transition Period we recorded $3.2 million of revenues. Revenues for this Transition Period are not considered reflective of revenues for an average six-day period, as we tend to generate a larger proportion of our revenues towards the latter portion of our fiscal periods.

          Geographic Segment Revenues:
      The following table sets forth total sales by geographic regions, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Fiscal						Six days Ended

	2003		2004		2005		2005

		% of		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

	(in millions, except percentages)
United States	$172.1	48.9%	$161.4	47.4%	$153.5	44.9%	$1.8	56.3%
EMEA	142.7	40.5	140.5	41.2	145.5	42.5	1.0	31.2
Canada and CALA	33.7	9.5	33.4	9.8	37.2	10.8	0.4	12.5
Asia-Pacific	3.7	1.1	5.4	1.6	6.0	1.8	—	—

	$352.2	100.0%	$340.7	100.0%	$342.2	100.0%	$3.2	100.0%

      From an operating segment perspective, fiscal 2005 revenues increased marginally over fiscal 2004 levels due primarily to increased revenues from Canada and CALA and EMEA as revenues through our channel partners in these regions increased on a year-over-year basis. The improved revenue performances in these regions were partially offset by lower revenues in the United States, which were primarily attributable to lower product and service revenues resulting from the transition from legacy products and services to emerging IP-based communications solutions and services.
      The overall decline in revenues from fiscal 2003 to fiscal 2004 was primarily attributable to a decline in revenues in the United States operating segment. The revenue decline in the United States was primarily attributable to lower product and services sales due to the transition of the business from legacy to IP-based communications solutions and services. The overall revenue decline was partially mitigated due to increased revenues, on a year-over-year basis, in the Asia-Pacific region as a result of our efforts throughout fiscal 2003 and fiscal 2004 to penetrate new markets and distribution channels.

      The following table sets forth total revenues for groups of similar products and services, both in dollars and as a percentage of total revenues, for the fiscal periods indicated:

	Fiscal						Six days Ended

	2003		2004		2005		April 30, 2005

		% of		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

	(in millions, except percentages)
Products:
Platforms and desktop appliances	$157.9	44.8%	$168.1	49.3%	$165.1	48.2%	$1.3	40.6%
Software applications	29.6	8.4	23.9	7.0	23.5	6.9	0.3	9.4
Other(1)	29.8	8.5	15.1	4.5	19.1	5.6	0.1	3.1

	217.3	61.7	207.1	60.8	207.7	60.7	1.7	53.1

Services:
Maintenance and support	95.9	27.2	95.4	28.0	85.3	24.9	1.2	37.5
Installation	18.1	5.1	15.8	4.6	22.1	6.5	0.1	3.1
Managed Services	9.7	2.8	10.6	3.1	10.9	3.2	0.2	6.3
Professional and other services	11.2	3.2	11.8	3.5	16.2	4.7	—	—

	134.9	38.3	133.6	39.2	134.5	39.3	1.5	46.9

	$352.2	100.0%	$340.7	100.0%	$342.2	100.0%	$3.2	100.0%

(1)	Other products include mainly OEM products representing approximately eight percent, four percent, six percent and three percent of total revenue in fiscal 2003, fiscal 2004, fiscal 2005, and the Transition Period, respectively.
     Product Revenues:
      Fiscal 2005 revenues from product sales was $207.7 million or 60.7% of total revenues compared to $207.1 million or 61% of total revenues in fiscal 2004. The marginal increase in product sales was primarily attributable to increased sales of third party hardware platforms.
      In fiscal 2005, revenues generated by communications platforms and desktop devices, were down 2% over prior year levels. Despite this nominal decline in overall sales, we continued to see as expected, a significant shift in sales away from our legacy communication platform products towards increased sales of IP-based communications solutions. In fiscal 2005 sales of IP-based communication platforms and desktop devices increased by 27% in comparison to fiscal 2004 levels. This increase was in line with our strategy to realign our efforts towards IP-based communications solutions.
      Fiscal 2004 revenues from product sales were $207.1 million or 60.8% of total revenues compared to $217.3 million or 61.7% of total revenues in fiscal 2003. The decline in product sales was due primarily to reduced sales of software applications arising from our messaging and contact center applications, and lower sales of third party hardware platforms. Despite the decline in product sales, revenues generated by communications platforms and desktop devices increased by 6% in fiscal 2004 compared to fiscal 2003 levels.
     Services Revenues:
      Fiscal 2005 revenues from services sales was 39.3% of total revenues consistent with fiscal 2004 as a percentage of total revenues and marginally up by $0.9 million year-over-year. Despite overall service revenues staying relatively unchanged, we experienced a significant decline in maintenance and support revenues due primarily to increased competition and pricing pressures on maintenance and support contract renewals in the EMEA region. Offsetting the decline in maintenance and support revenues, was a year- over-year increase in both installation services (attributable to higher product sales through our global direct sales offices) and professional and other services.
      Fiscal 2004 revenues from services sales compared to fiscal 2003 remained relatively flat year-over-year at 39.2% and 38.3% of total revenues, respectively. In absolute dollars service revenues decreased by $1.2 million which was primarily attributable to a year-over-year decline in installation revenues given the underlying decrease in our product sales through our direct sales offices in the United States and United Kingdom.
     Gross margin:

	Fiscal						Six days Ended

	2003		2004		2005		April 30, 2005

		% of		% of		% of		% of
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

	(in millions, except percentages)
Products
Revenues	$217.3	100.0%	$207.1	100.0%	$207.7	100.0%	$1.7	100.0%
Gross Margin	73.6	33.9	81.4	39.3	75.8	36.5	0.1	5.9
Services
Revenues	$134.9	100.0%	$133.6	100.0%	$134.5	100.0%	$1.5	100.0%
Gross Margin	53.2	39.5	56.4	42.2	53.2	39.6	0.7	46.7
Total
Revenues	$352.2	100.0%	$340.7	100.0%	$342.2	100.0%	$3.2	100.0%
Gross Margin	126.8	36.0	137.8	40.4	129.0	37.7	0.8	25.0
     Transition Period
      The Transition Period gross margin, as a percentage of revenues, was 25.0%. The gross margin, as a percentage of total revenues, is not indicative of our anticipated gross margin percentage for fiscal 2006. Gross margin for the Transition Period was negatively impacted by both the relatively low level of revenues for the period and the non-variable portion of cost of revenues during the period.
     Fiscal 2005 Compared to Fiscal 2004
      Fiscal 2005 gross margin as a percentage of revenues decreased to 37.7% of revenues compared to 40.4% of revenues in fiscal 2004.
      Product gross margin as a percentage of revenues decreased from 39.3% in fiscal 2004 to 36.5% in fiscal 2005. The decline in margin was primarily attributable to:

•	a 1.5% decline as a result of increased freight and distribution costs in fiscal 2005 compared to fiscal 2004;

•	a 1.0% decline as a result of (i) a shift in our communication platform sales mix whereby total communication platform sales contained a higher proportion of lower margin small and medium business platforms in fiscal 2005 compared to fiscal 2004; and (ii) increased price competition on desktop devices resulted in price reductions which contributed in reducing overall desktop device margins; and

•	a 0.3% decline as a result of higher inventory obsolescence provisions recorded in fiscal 2005 compared to fiscal 2004 due primarily to the end of life of our Mitel 3100 ICP product.

      Service gross margin also declined year-over-year from 42.2% in fiscal 2004 to 39.6% in fiscal 2005. The decrease in service margins was due primarily to the change in mix of service revenues as total service revenues contained a higher proportion of lower margin installation services and a lower proportion of relatively higher margin maintenance and support services in fiscal 2005 compared to fiscal 2004.
     Fiscal 2004 Compared to Fiscal 2003
      The fiscal 2004 gross margin as a percentage of revenues increased to 40.4% of revenues compared to 36.0% of revenues in fiscal 2003. This increase resulted from improvements in gross margin as a percentage of revenues in both products and services, as further described below.
      Product margin increased from 33.9% in fiscal 2003 to 39.3% in fiscal 2004. The increase was primarily attributable to the following:

•	a 2.4% increase due to lower inventory obsolescence provisions recorded in fiscal 2004 compared to fiscal 2003, as significant amounts of inventory were written off in fiscal 2003 as a result of our realignment towards IP-based communications solutions, the magnitude of which was not repeated in fiscal 2004; and

•	a 1.7% increase due to the combination of improved margins on IP-based communication products plus a shift in product sales mix whereby IP-based communications products made up a larger proportion of fiscal 2004 revenues compared to fiscal 2003 revenues.
      Service margin also increased year-over-year from 39.5% in fiscal 2003 to 42.2% in fiscal 2004. The increase in margin was primarily attributable to a reduction in the overall proportion of installation revenues as a percentage of total service revenues as installation revenues typically generates lower margins than other sources of service revenues.
     Operating Expenses
     Research and Development:
      Research and development expenses increased from 10.6% of total revenues in fiscal 2004 to 12.1% of total revenues in fiscal 2005 with spending in absolute dollars increasing by $5.2 million year-over-year to $41.4 million.
      During the Transition Period, we recorded research and development expenses of $0.7 million, or 21.9% of total revenues, for the period.
      Research and development expenses decreased from 11.7% of total revenues in fiscal 2003 to 10.6% of total revenues in fiscal 2004. As anticipated, the research and development expenses decreased as a result of workforce reduction programs implemented in fiscal 2004, and the closure of our United Kingdom research and development facility during late fiscal 2003.
     Selling, General and Administrative:
      SG&A expenses increased from 32.7% of total revenues in fiscal 2004 to 33.6% of total revenues in fiscal 2005, with spending in absolute dollars growing by $3.5 million to $114.9 million year-over-year. The increase in SG&A spending was due primarily to strategic investment in marketing initiatives to improve our brand identity and awareness in our key geographical markets. Additionally, we continued to invest in the development of channel relationships and expand our presence in Continental Europe and the South Pacific. The overall spending growth was partially offset by reduced SG&A spending resulting from workforce reduction initiatives implemented in both fiscal 2005 and prior years relating to the centralization of various general and administrative back-office functions.
      During the Transition Period, we recorded SG&A expenses of $1.8 million, or 56.3% of total revenues, for the period.

      SG&A expenses decreased slightly in absolute dollars during fiscal 2004 from $111.4 million compared to $114.9 million in fiscal 2003, but remained relatively flat as a percentage of total revenues. This decrease in absolute dollars was primarily the result of workforce reductions implemented in fiscal 2004 and prior fiscal years, coupled with other cost cutting measures that were implemented, including the deferral of certain marketing programs and other expenditures during fiscal 2004.
     Special Charges:
      Special charges as a percentage of revenues in fiscal 2005 decreased 0.3% compared to fiscal 2004 mainly as a result of lower amounts being provided for non-cancelable lease costs relating to excess facilities in fiscal 2005.
      During fiscal 2005, we recorded special restructuring charges of $10.6 million related to further cost reduction measures taken to align our operating expense model with current revenue levels, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.7 million relating to employee severance and benefits and associated legal costs incurred in the termination of 182 employees throughout the world. Non-cancelable lease costs of $1.3 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.9 million related to assets written off as a result of the discontinuation of our ASIC design program.
      No special charges were recorded during the Transition Period.
      Special charges as a percentage of revenues decreased 0.5% in fiscal 2004 compared to fiscal 2003 mainly as a result of fewer employee terminations arising from workforce reduction programs year-over-year. During fiscal 2004, we recorded special restructuring charges of $11.7 million related to further cost reduction measures taken to minimize the impact of declining revenues, net of reversals of prior year’s charges of $0.3 million resulting primarily from adjustments to original estimated severance costs. The net restructuring charges included workforce reduction costs of $8.5 million relating to employee severance and benefits and associated legal costs incurred in the termination of 176 employees throughout the world. Non-cancelable lease costs of $3.2 million relating to excess facilities in certain Canadian and United Kingdom offices and a loss on disposal of capital assets of $0.3 million were also included in the fiscal 2004 restructuring charges.
      Comparatively, during fiscal 2003, we recorded special restructuring charges of $13.7 million related to additional cost reduction measures taken to minimize the impact of the economic slowdown, net of reversals of current year’s charges of $1.6 million and prior year’s charges of $0.6 million resulting primarily from adjustments to original estimated severance costs and fewer than originally anticipated employee terminations. The net restructuring charges included workforce reduction costs of $12.6 million relating to 352 terminated employees across most geographic regions and costs related to the closure of the United Kingdom research and development facility including non-cancelable lease costs of $3.0 million and a loss on disposal of capital assets of $0.3 million. These restructuring programs were completed by April 27, 2003.
     Loss on Sale of Manufacturing Operations:
      The original loss on disposal recorded during fiscal 2002 contained estimates and assumptions regarding expected subleasing income arising from premises that had been subleased to BreconRidge pursuant to the disposal of the manufacturing operations. It became evident during both fiscal 2004 and fiscal 2005 that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, would no longer be realized.
     Amortization of Acquired Intangibles:
      As part of the acquisition of the communications system business from Zarlink in 2001, we recorded acquired intangible assets of $92.2 million consisting of developed technology, workforce, customer base and patents. Resulting amortization expense amounted to $29.1 million and $0.2 million for fiscal 2003 and fiscal 2004, respectively. Acquired intangible assets were fully amortized in early fiscal 2004. Therefore, no amortization expense was recorded in either the Transition Period or fiscal 2005.
     Interest Expense:
      Interest expense was $2.6 million in fiscal 2005 compared to $4.3 million in fiscal 2004, representing a decrease of $1.7 million, as total borrowings declined year-over-year.
      Interest expense was $4.3 million in fiscal 2004 compared to $4.2 million in fiscal 2003, representing an increase of $0.1 million, as total borrowing remained relatively flat year-over-year.
     Other (Income) Expense, Net:
      Other (income) expense, on a net basis, consists primarily of foreign exchange rate gains and losses and interest income. Other income, on a net basis, amounted to $0.4 million in fiscal 2005 compared to other expense, on a net basis, of $0.6 million in fiscal 2004. The income recorded in fiscal 2005 primarily resulted from interest income of $0.6 million being partially offset by transactional foreign currency losses of $0.2 million (compared with transactional foreign currency losses of $1.0 million in fiscal 2004), arising mainly from adverse movements between the U.S. dollar and the Canadian dollar during the year. We use foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances.
      During the Transition Period we recorded other income, on a net basis, of $0.2 million due primarily to transactional foreign currency gains.
      Other expense, on a net basis, amounted to $0.6 million in fiscal 2004 compared to other income, on a net basis, of $3.3 million in fiscal 2003. The expense recorded in fiscal 2004 primarily resulted from transactional foreign currency losses of $1.0 million (compared with transactional foreign currency gains of $3.0 million in fiscal 2003), arising mainly from movements between the U.S. dollar and the Canadian dollar during the year.
     Mark-to-Market Adjustment on Derivatives:
      During fiscal 2005, we recorded a $5.3 million non-cash expense representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares.
      During the Transition Period, we recorded a $0.1 million non-cash expense representing the mark-to-market adjustment on the derivative instrument associated with our preferred shares.
     Beneficial Conversion Feature on Convertible Debentures:
      During fiscal 2004, we recorded a $3.1 million expense representing the beneficial conversion feature on the conversion of debentures. The debentures, which did not have a fixed conversion price at the commitment date, were converted into common shares at a price that was lower than the fair market value of the common shares at the commitment date. As a result, a non-cash expense representing the difference between the effective conversion price and the fair market value of the common shares was calculated and recorded as required by generally accepted accounting principles.
     Provision for Income Taxes:
      We recorded income tax expense of nil for the Transition Period and $0.8 million for fiscal 2005. The income tax expense was mainly as a result of our United States subsidiary being in a taxable position in fiscal 2005.
      In fiscal 2004 we recorded income tax expense, net of deferred tax recoveries, of $0.3 million. The current income tax expense amounted to $2.0 million, arising as a result of our United Kingdom subsidiary being in a taxable position in fiscal 2004. This tax expense was largely offset by deferred tax recoveries arising from deductible taxable amounts available to us of $1.7 million.
      We recorded an income tax recovery of $2.9 million in fiscal 2003. The fiscal 2003 recovery resulted primarily from tax assessments and tax refunds received in respect of prior periods.
     Quarterly Results of Operations
      The following sets forth unaudited consolidated statements of operations data for our seven most recent quarters ended January 31, 2006. This unaudited information has been prepared on the same basis as our annual consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments necessary to fairly present the unaudited quarterly results. These adjustments consist only of normal recurring adjustments. This information should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended(1)

	Jul. 25,	Oct. 24,	Jan. 23,	Apr. 24,	Jul. 31,	Oct. 31,	Jan. 31,
	2004	2004	2005	2005	2005	2005	2006

	(in millions, except share and per share data, unaudited)
Revenues	$82.4	$84.1	$84.6	$91.1	$91.7	$95.9	$98.6
Cost of revenues	49.0	52.5	55.2	56.5	53.8	56.0	56.2

Gross margin	33.4	31.6	29.4	34.6	37.9	39.9	42.4
Research and development	9.9	9.9	10.6	11.0	10.8	10.5	11.7
Selling, general and administrative	29.3	26.9	29.0	29.7	29.3	28.7	30.1
Special charges(2)	1.9	0.5	4.7	3.5	1.8	1.5	0.9
Loss (gain) on sale of manufacturing operations	—	—	—	3.4	—	—	(0.7)
Gain on sale of assets	—	—	—	—	—	(1.5)	—

Operating income (loss)	(7.7)	(5.7)	(14.9)	(13.0)	(4.0)	0.7	0.4
Other (income) expense, net	1.9	1.4	1.8	2.4	3.8	2.8	9.4
Income tax (recovery) expense	0.2	0.2	0.2	0.2	0.5	1.5	0.5

Net loss	$(9.8)	$(7.3)	$(16.9)	$(15.6)	$(8.3)	$(3.6)	$(9.5)

Net loss per common share
Basic and diluted	$(0.10)	$(0.08)	$(0.16)	$(0.15)	$(0.08)	$(0.04)	$(0.10)

Weighted average number of common shares outstanding (in millions)	111.7	111.7	114.6	117.2	117.1	117.3	117.2

Non-GAAP Financial Measure
Net loss	$(9.8)	$(7.3)	$(16.9)	$(15.6)	$(8.3)	$(3.6)	$(9.5)
Add back: fair value adjustment on derivatives	1.3	1.2	1.4	1.4	1.5	1.6	8.6

Adjusted net loss(3)	$(8.5)	$(6.1)	$(15.5)	$(14.2)	$(6.8)	$(2.0)	$(0.9)

(1)	Quarterly Results of Operations excludes the Transition Period as the results for this period are not comparable. Results of Operations for the Transition Period are included in the April 30, 2005 audited financial statements.

(2)	Special charges relate to restructuring activities, product line exit and other loss accruals undertaken to improve our operational efficiency and realign our business.

(3)	We define adjusted net loss as net loss excluding the change in the fair value of the derivative instruments. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted net loss because we believe it provides a more complete understanding of our business than could be obtained without this disclosure, as it eliminates a non-cash charge that will be eliminated immediately following this offering. The change in the fair value in derivative instruments resulted from our issuance of convertible, redeemable preferred shares that give holders the right, at any time after five years, to require us to redeem these shares for cash. The requirement to redeem these shares on an as-if-converted-to-common share basis qualifies as an embedded derivative. The embedded derivative is being marked to market throughout the period to redemption with a non-cash charge being reflected in our Consolidated Statement of Operations. Adjusted net loss shows what our net income would have been without the effect of this non-cash charge. We believe that this is a useful measure to our investors as the convertible redeemable preferred shares will automatically convert into common shares in connection with the closing of this offering with the result being the elimination of this non-cash charge in the future. The use of adjusted net loss has limitations and you should not consider adjusted net loss in isolation from or as an alternative to U.S. GAAP measures, such as net income or cash flow statement data that are prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity.
Internal Controls Over Financial Reporting
      We will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the United States Sarbanes-Oxley Act of 2002, so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal controls over financial reporting commencing with our annual report for the fiscal year ended April 30, 2007.
Liquidity and Capital Resources
      As of January 31, 2006, we had cash and cash equivalents of $32.3 million. Following the issuance of our convertible notes in April 2005, we repaid and cancelled our credit facility with Bank of Montreal. Following the sale of the land, building and fixed assets in Caldicot, United Kingdom in August 2005, the Barclays credit facilities, which were secured by the Caldicot property, were repaid and cancelled.
      We have incurred significant operating losses since our incorporation in 2001. As a result, we have generated negative cash flows from operations, and had an accumulated deficit of $330.4 million at January 31, 2006. Our primary source of funds has been proceeds from the issuance of equity and debt securities. From inception through January 31, 2006, we have received net proceeds of $361.5 million from issuances of our common shares, preferred shares, warrants, convertible debentures and convertible notes.
      Our primary source for cash in the future is expected to come from operations. Our most significant source of cash from operations is expected to be the collection of accounts receivable from our customers. The primary use of cash is expected to include funding operating expenses, working capital, capital expenditures, debt service and other contractual obligations. A secondary source of future cash proceeds is expected to come from the exercise of stock options.
      The outstanding convertible notes mature on April 28, 2010. If the convertible notes have not been converted into common shares by their maturity date, we will have to repay the note holders the principal amount of $55.0 million. In addition, repayment may be required prior to the maturity date in the event of a default or fundamental change under the convertible notes. Depending upon our liquidity at the time of repayment, we may be required to seek additional funding in order to meet our obligations with respect to such a repayment of the convertible notes.
      Based on the proceeds raised in this offering, our existing cash and cash equivalents, and our expected cash flows from operations, we believe that we will have sufficient liquidity to support our business operations throughout the next 12 months. However, we may be required, or could elect, to seek additional funding prior to that time. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of our products. In addition, although we do not currently have arrangements or commitments with respect to any particular acquisition, we may elect to seek additional funding if we pursue an acquisition. Additional equity or debt financing may not be available on acceptable terms or at all. We believe that our sources of liquidity beyond 12 months will be our then current cash balances, funds from operations and any long-term credit facilities we may be able to arrange.
Cash Flows

Comparison of the nine months ended January 31, 2006 to the nine months ended January 23, 2005
      Below is a summary of comparative results of cash flows and a more detailed discussion of results for the first nine months of each of fiscal 2006 and fiscal 2005:

	Nine Months Ended

	Jan. 23,	Jan. 31,	2006
	2005	2006	Change

	(in millions)
Net cash provided by (used in)
Operating activities	$(27.2)	$(6.7)	$20.5
Investing activities	(5.5)	5.5	11.0
Financing activities	13.6	(11.4)	(25.0)
Effect of exchange rate changes on cash and cash equivalents	1.0	(1.7)	(2.7)

Increase (decrease) in cash and cash equivalents	$(18.1)	$(14.3)	$3.8

Cash and cash equivalents, end of period	$8.6	$32.3	$23.7

Cash Used in Operating Activities:
      Cash used in operating activities improved by $20.5 million for the nine months ended January 31, 2006 compared to the nine months ended January 23, 2005. The most significant factors contributing to this improvement were:

•	a $12.1 million decrease in the net loss:

•	a $7.8 million increase in the fair value adjustment on the derivative instrument, which is a non-cash expense; and

•	a $4.2 million decrease in non-cash assets and liabilities.
      The above factors were partially offset by a decline of $5.8 million in non-cash movement of reserves, primarily related to restructuring activities.

Cash Provided by (Used in) Investing Activities:
      Investing activities provided $5.5 million in cash for the nine months ended January 31, 2006 compared to $5.5 million used in investing activities for the nine months ended January 23, 2005. The most significant factor contributing to the $11.0 million improvement was the sale of our Caldicot property in August 2005, which generated proceeds of $12.4 million.

Cash Provided by (Used in) Financing Activities:
      Financing activities used $11.4 million in cash for the nine months ended January 31, 2006 compared to providing $13.6 million in cash for the nine months ended January 23, 2005. The most significant factors contributing to the $25.0 million change between the periods were:

•	the repayment of $9.8 million owed on our mortgage of the Caldicot property following its sale in August 2005;

•	the $8.4 million proceeds received upon the issuance of warrants to Technology Partnerships Canada in the nine months ended January 23, 2005 pursuant to research and development funding received from Technology Partnerships Canada; and

•	the proceeds of $5.6 million resulting from the increase in bank indebtedness in the nine months ended January 23, 2005 compared to the use of $0.8 million to repay bank indebtedness in the nine months ended January 31, 2006.
Comparison of Fiscal 2004, Fiscal 2005 and the Transition Period ended April 30, 2005
      Below is a summary of comparative cash flows and a more detailed discussion of results for fiscal 2004, fiscal 2005 and the Transition Period ended April 30, 2005:

				Six Days
	Fiscal			Ended
			2005	April 30,
	2004	2005	Change	2005

	(in millions)
Net cash provided by (used in)
Operating activities	$10.8	$(31.8)	$(42.6)	$(1.2)
Investing activities	(6.3)	(5.8)	0.5	(1.1)
Financing activities	(2.0)	20.1	22.1	39.3
Effect of exchange rate changes on cash and cash equivalents	1.9	0.5	(1.4)	(0.1)

Increase (decrease) in cash and cash equivalents	$4.4	$(17.0)	$(21.4)	$36.9

Cash and cash equivalents, end of period	$26.7	$9.7	$(17.0)	$46.6

Cash Provided by (Used in) Operating Activities:
      Net cash used in operating activities was $1.2 million during the Transition Period and $31.8 million for fiscal 2005. During fiscal 2004, $10.8 million in net cash was generated by operating activities. The decline in cash generated from operating activities in fiscal 2005 was due to higher operating losses in fiscal 2005 driven primarily by lower gross margins, our decision to increase investment in research and development, and higher selling, general and administrative expenses.

Cash Used in Investing Activities:
      Net cash used in investing activities was $1.1 million during the Transition Period, primarily related to an increase in restricted cash, and $5.8 million for fiscal 2005, primarily related to capital expenditures on computer equipment and realized foreign exchange gains and losses as a result of hedging activities. During fiscal 2004, investing activities consumed $6.3 million in cash, primarily related to capital expenditures on computer equipment and realized foreign exchange gains and losses as a result of hedging activities.

Cash Provided by (Used in) Financing Activities:
      Net cash provided by financing activities was $39.3 million for the Transition Period and $20.1 million in fiscal 2005. In fiscal 2004, $2.0 million was used in financing activities. Cash flows from financing activities in the Transition Period were mainly attributable to $55 million gross proceeds from the issuance of the convertible notes and $14.6 million used to repay bank indebtedness. Cash from financing activities in fiscal 2005 was mainly attributable to proceeds of $12.4 million from the issuance of warrants, proceeds of $8.9 million as a result of an increase in bank indebtedness, and proceeds of $3.5 million from the issuance of common shares and payment of employee share purchase loans offset by $4.7 million used to repay long term debt, related party loans and share issuance costs. Cash from financing activities in fiscal 2004 was mainly attributable to net proceeds of $12.9 million from the issuance of preferred shares, and proceeds of $9.8 million from the issuance of warrants, offset by repayments of bank indebtedness, related party loans, long-term debt and capital lease obligations totaling $25.2 million.

      The following table sets forth our contractual obligations as of January 31, 2006:

	Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(in millions)
Long-term debt obligations(1)	$0.2	$0.2	$—	$—	$—
Capital lease obligations(1)	3.8	1.4	2.4	—	—
Operating lease obligations(2)	62.1	13.0	22.7	19.2	7.2
Purchase obligations(3)	0.1	0.1	—	—	—
Defined benefit pension plan contributions(4)	3.2	3.2	—	—	—
Convertible notes(5)	73.5	5.0	12.8	55.7	—

Total contractual cash obligations	$142.9	$22.9	$37.9	$74.9	$7.2

(1)	Represents the principal and interest payments for the loans. Interest on these loans ranges from 4.6% to 11.8%, as described in our consolidated financial statements.

(2)	Operating lease obligations exclude payments to be received by us under sublease arrangements. Also excluded from operating lease obligations are amounts relating to our U.K. and EMEA Regional Headquarters as disclosed under “Properties” as this lease was not signed until March 17, 2006.

(3)	Represents primarily our obligation to acquire capital equipment from BreconRidge pursuant to the supply agreement between us and BreconRidge dated August 31, 2001.

(4)	Represents the estimated contribution to our defined benefit pension plan over the next twelve months.

(5)	Represents the principal balance on maturity of the convertible notes and an estimate of the variable interest payable on the convertible notes. The interest is based on a spread over LIBOR of 500 basis points prior to an initial public offering and 250 basis points subsequent to an initial public offering. For the purposes estimating the variable interest, LIBOR has been assumed to be 5%.
     Liabilities arising from the deficit in our defined benefit pension plan are not included in the above table. We maintain a defined benefit pension plan in the United Kingdom. As at April 30, 2005, the accumulated benefit obligation of $107.0 million exceeded the fair value of the plan assets of $81.9 million, resulting in an unfunded status of $25.1 million as recorded in our consolidated balance sheet as of April 30, 2005.
Off-Balance Sheet Arrangements
      We have the following material off balance sheet arrangements as of January 31, 2006:
     Letters of Credit:
      We had $1.3 million in letters of credit outstanding as of January 31, 2006.
     Bid and Performance Related Bonds:
      We enter into bid and performance related bonds related to various customer contracts. Potential payments due under these may be related to our performance and/or our resellers’ performance under the applicable contract. The total maximum potential amount of future payments we could be required to make under bid and performance related bonds, excluding letters of credit, was $4.4 million as of January 31, 2006. Of this amount, the amount relating to guarantees of our resellers’ performance was $3.2 million as of January 31, 2006. Historically, we have not made any payments and we do not anticipate that we will be required to make any material payments under these types of bonds.
     Intellectual Property Indemnification Obligations:
      We enter into agreements on a regular basis with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These obligations generally require us to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to our customers and suppliers. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these obligations.
Critical Accounting Policies
      The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and assumptions about future events that can have a material impact on the amounts reported in our consolidated financial statements and accompanying notes. The determination of estimates requires the use of assumptions and the exercise of judgment and as such actual results could differ from those estimated. Our significant accounting policies are described in Note 3 of our audited consolidated financial statements included elsewhere in this prospectus. The following critical accounting policies are those that we believe require a high level of subjectivity and judgment and have a material impact on our financial condition and operating performance: revenue recognition, allowance for doubtful accounts, provisions for inventory, provisions for product warranties, long-lived asset depreciation, goodwill valuation, special charges, contingencies, deferred taxes, pension and post-retirement benefits, and derivative instruments.

Revenue Recognition:
      For products sold through our network of channel partners, wholesale distributors, solution providers, system integrators, authorized resellers, and other technology providers, arrangements usually involve multiple elements, including post-contract technical support and training. We also sell products and installation and related maintenance and support services directly to customers. Due to the complexity of our sales agreements, judgment is routinely applied principally in the areas of customer acceptance, product returns, unbundling of multiple element arrangements, and collectibility. We rely on historical trends and past experience to estimate product returns and assess customer acceptance. The provision for estimated sales returns and other allowances and deferrals are recorded as a reduction of revenues at the time of revenue recognition, as required. If our estimate of returns is too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our results of operations. No significant adjustments were made to our returns provisions for the nine month period ended January 31, 2006. Collectibility is assessed based primarily on the credit worthiness of the customer as determined by credit checks and analysis, as well as customer payment history. Different judgments or different contract terms could adversely affect the amount and timing of revenues recorded.

Allowance for Doubtful Accounts:
      Our allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. A considerable amount of judgment is required in order to make this assessment including a detailed analysis of the aging of our accounts receivable and the current credit worthiness of our customers and an analysis of historical bad debts and other adjustments.
      If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimate of the recoverability of amounts due could be adversely affected. We revisit our allowance for doubtful accounts on a quarterly basis and adjust the estimate to reflect actuals and change in expectations. As of January 31, 2006 and April 30, 2005, the provision represented 4% and 3% of gross receivables, respectively.

Provisions for Inventory:
      In order to record inventory at the lower of cost or market, we must assess our inventory valuation, which requires judgment as to future demand. We adjust our inventory balance based on economic considerations, historical usage, inventory turnover and product life cycles through the recording of a provision which is included in the cost of revenue. Assumptions relating to economic conditions and product life cycle changes are inherently subjective and have a significant impact on the amount of the provision.
      If there is a sudden and significant decrease in demand for our products, or a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase our inventory write-downs and our gross margin could be adversely affected. As of January 31, 2006 and April 30, 2005, the provision represented 10% and 8% of gross inventory. The increase in the provision reflects an expected decrease in demand and forecasted sales for certain product lines. The increase was partially offset by scrap write-offs.

Warranty Provision:
      We accrue warranty costs, as part of cost of revenues, based on expected material and labour support costs. The cost to service the warranty is estimated on the date of sale based upon historical trends in the volume of product returns within a warranty period and the cost to repair or replace the equipment. If we experience an increase in warranty claims that is higher than our past experience, or an increase in actual costs to service the claims is experienced, gross margin could be adversely affected. The warranty provision declined from $2.6 million at the end of fiscal 2005 to $2.0 million at the end January 31, 2006. The decline is mostly due to a reversal in United Kingdom customer warranties relating to a specific program that has ended.

Goodwill:
      We assess goodwill for impairment on an annual basis or more frequently if circumstances warrant, as required by FASB Statement No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). An impairment charge is recorded if the implied fair value of goodwill of a reporting unit is less than the book value of goodwill for that unit. We have four geographic units that have assigned goodwill of $6.6 million as of January 31, 2006. Quoted stock market prices are not available for these individual reporting units. Accordingly, consistent with SFAS 142, our methodology for estimating the fair value of each reporting unit primarily considers estimated future revenues and cash flows for those reporting units along with many other assumptions. Future revenue estimates inherently involve a significant amount of judgment, and significant movements in revenues or changes in the assumptions used may result in fluctuations in the value of goodwill that is supported. The result of the most recent annual impairment test suggests that the assumptions would need to change significantly in order for an impairment to occur. There have been no goodwill write-downs since the adoption of SFAS 142.

Special Charges:
      We record restructuring, exit and other loss accruals when the liability has been incurred. We reassess the accruals on a regular basis to reflect changes in the timing or amount of estimated restructuring and termination costs on which the original estimates were based. New restructuring accruals or reversals of previous accruals are recorded in the period of change. Additional accruals for the nine months ended January 31, 2006 and the year ended April 24, 2005 resulted from new restructuring activities and severance costs. Reversals in the provision relate mostly to changes in lease termination obligation estimates described below.

Lease Termination Obligations:
      Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain real estate lease obligations extend through fiscal 2011, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, many variables were considered such as the vacancy rates of commercial real estate in local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, estimates and assumptions regarding the commercial real estate market that were used to calculate future sublease income may be different from actual sublease income. During the nine months ended January 31, 2006 a reversal of $1.1 million was made against our lease termination obligation estimates as a result of changes in these and other operating cost assumptions. Of this amount $0.4 million related to special charge reversals and $0.7 million related to the loss reversal on the disposal of manufacturing operations. As of January 31, 2006, the combined balance relating to lease termination obligations was $8.3 million. This estimate will change as a result of actual results, the passage of time and changes in assumptions regarding vacancy, market rate, and operating costs.

Deferred Taxes:
      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Significant management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. We make an assessment of the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not believed to be more likely than not, a valuation allowance is recorded. We have incurred significant operating losses since our incorporation in 2001. There is no assurance that we will be able to achieve profitability, or that, if achieved, such profitability can be sustained. As a result there is uncertainty regarding the future utilization of net deferred tax assets and consequently a valuation allowance equal to 100% of the net deferred tax assets has been recorded in the financial statements as of January 31, 2006.

Derivative Instruments:
      Embedded derivatives exist in a number of our securities. We issued convertible, redeemable preferred shares which have a redemption value that is indexed to our common share price. This redemption feature qualifies as a derivative instrument. Our convertible notes contain a “Make-Whole Premium” (as that term is defined in the Convertible Notes) and certain redemption rights upon a “Fundamental Change” (as that term is defined in the Convertible Notes). The Make Whole Premium and redemption rights upon a Fundamental Change qualify as derivative instruments. The embedded derivatives noted above have to be accounted for separately under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivatives are then marked-to-market with changes in the value recorded in our consolidated statement of operations. Changes in key assumptions used in determining the market value of the embedded derivatives, specifically, assumptions used in: (a) present value calculations, (b) movements in our future common share price, (c) factors determining the likelihood of a Fundamental Change and (d) factors determining the likelihood of both a Fundamental Change and Make-Whole Premium, could have a material impact on our financial statements.
      Based on the above listed assumptions, the values of the Make-Whole Premium and redemption feature derivatives at January 31, 2006 were nominal and $53.2 million respectively. The derivative relating to the redeemable preferred shares reflects a discount rate of 17%, common share fair value of $0.87, and a remaining term of 3.25 years. The common share fair value is based on a number of highly subjective qualitative and quantitative assumptions made by management. In the nine months ended January 31, 2006, a fair value adjustment of $11.7 million was recorded in our consolidated statement of operations. Of this amount, $7.0 million was directly attributable to an increase in fair value estimate from C$1.00 to C$1.16 (U.S.$0.87 to U.S.$1.01).

      The following table highlights the sensitivity of the derivative’s fair value adjustment to changes in discount rate and fair value assumptions:

Effect on Loss
before income taxes
Change in Assumption	(Increase)/Decrease

(in millions)
1 percentage point increase in discount rate	$1.5
1 percentage point decrease in discount rate	(1.5)
1 cent increase in fair value of common share price	(0.5)
1 cent decrease in fair value of common share price	0.5
      The preferred shares will be converted in accordance with their terms upon completion of this offering. As a result of this conversion the derivative instruments balance will be reclassified into equity.
Recent Accounting Pronouncements
     SFAS 123(R)
      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The statement is effective for us as of the beginning of our fiscal 2007. We will be applying the provisions of this statement prospectively to new awards and to awards modified, repurchased, or cancelled after May 1, 2006 with the associated compensation expense being recognized on a straight-line basis over the requisite service period. As the requirements of SFAS 123R depend on future awards, modifications, repurchases or cancellations, the impact on our consolidated financial statements when this statement becomes effective is not yet fully determinable.
     SFAS 151
      In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for our fiscal 2007. We are currently evaluating the requirements of SFAS 151 and have not yet fully determined the impact, if any, on the consolidated financial statements when this statement becomes effective.
     SFAS 153
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets.” This standard amended APB Opinion No. 29, “Accounting for Non-monetary Transactions,” to eliminate the fair value measurement exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all non-monetary asset exchanges completed by the company starting fiscal 2007. We have not engaged in non-monetary asset exchanges in the current period and the provisions of SFAS No. 153 are not expected to have a significant impact when this statement becomes effective.

     SFAS 154
      In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented using the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. We will apply these requirements to changes and correction of errors made after May 1, 2005.
     FSP SFAS 143-1
      In June 2005, FASB issued FASB Staff Position (“FSP”) SFAS No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” to address the accounting for obligations associated with the European Union Directive on Waste Electrical and Electronic Equipment (“the Directive”). The Directive concludes that commercial users are obligated to retire, in an environmentally sound manner, specific assets that qualify as historical waste. The FSP requires capital treatment for this obligation and is to be adopted on the later of the first reporting period ending after June 8, 2005 or the date of adoption of the law by the applicable EU-member country. The Directive is currently under review in the United Kingdom and is expected to be transposed into U.K. law in fiscal 2007. We will continue to evaluate the impact as the United Kingdom and other EU-member countries enact the legislation.
     SFAS 155
      In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments, which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also gives entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. Under the new approach, fair value accounting would replace the current practice of recording fair value changes in earnings. The election of fair value measurement would be allowed at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the requirements of SFAS 155 and have not yet fully determined the impact, if any, on the consolidated financial statements when this statement becomes effective.
     EITF 05-2
      In June 2005, EITF 05-2 The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19” was issued and is to be applied to new instruments entered into and instruments modified in periods beginning after June 29, 2005. The new EITF clarifies that instruments that are convertible into a fixed number of shares at the option of the holder, based on the passage of time or a contingent event, should be considered “conventional” for purposes of applying Issue 00-19. The EITF also clarifies that convertible preferred stock with a mandatory redemption date may qualify for the exception included in paragraph 4 of Issue 00-19 if the economic characteristics indicate that the instrument is more akin to debt than equity. The requirements of EITF 05-2 have not had an impact on the consolidated financial statements for the applicable periods beginning after June 29, 2005.

Qualitative and Quantitative Disclosure about Market Risk
      Market risk is the risk of loss in our future earnings due to adverse changes in financial markets. We are exposed to market risk from changes in our common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on our results of operations.
     Equity Price Risk:
      On December 9, 2004 we adopted a deferred share unit (“DSU”) plan for executives. Under the DSU plan, when a participant ceases to be an executive of Mitel, the DSU plan participant will receive a cash amount equal to the number of DSUs in his or her account multiplied by the weighted average trading price of our common shares on the Toronto Stock Exchange on the five trading days immediately preceding the date the DSU plan participant ceases to be an executive of Mitel, or on a later date selected by the DSU plan participant, which shall in any event be a date prior to the end of the following calendar year. The obligation to pay the cash amount that is indexed to the weighted average trading price of our common shares and recorded as a liability in our financial statements, is marked-to-market in each reporting period, with changes in the obligation recorded in our consolidated statement of operations. As of January 31, 2006, a $1.00 increase in our common share price would increase our net loss by $0.6 million. (January 23, 2005 — $0.5 million).
     Foreign Currency Risk:
      To manage our foreign currency risk, we use derivative financial instruments including foreign exchange forward contracts and foreign exchange swap contracts from time to time, that have been authorized pursuant to policies and procedures approved by our board of directors. We do not hold or issue financial instruments for trading or speculative purposes. We currently use foreign currency forward and swap contracts to reduce our exposure to foreign currency risk.
      The fair value of our foreign currency forward contract and swap contracts is sensitive to changes in foreign currency exchange rates. As of January 31, 2006, a 5% appreciation in the Canadian dollar against all currencies would have resulted in an additional unrealizable loss of $3.6 million (January 23, 2005 — $0.5 million). We believe that the established hedges are effective against our foreign currency denominated assets and liabilities. As a result, any potential future losses from these hedges being marked- to-market would be largely offset by gains or losses on the underlying hedged positions.
     Interest Rate Risk:
      In accordance with our corporate policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than three months. Due to the short-term maturity of these investments, we are not subject to significant interest rate risk.
      We are exposed to interest rate risk on our convertible notes which bear interest based on the London Inter-Bank Offer Rate or “LIBOR”. Each adverse change in the LIBOR rate of 100 basis points would result in an additional $0.6 million in interest expense per year. In September 2005, we entered into a derivative contract with JP Morgan Chase Bank, N.A., in order to limit the impact of changes in LIBOR on our interest expense related to the convertible notes for the period commencing November 1, 2005 and ending November 1, 2007. This derivative contract effectively provides a cap on LIBOR of 5.27% and a floor on LIBOR of 4.00%.
      The interest rates on our obligations under capital leases are fixed and therefore not subject to interest rate risk.

BUSINESS
Overview
      We are a leading provider of integrated communications solutions and services for business customers. Our voice-centric IP-based communications solutions consist of a combination of telephony hardware and software that integrates voice, video and data communications with business applications and processes. Our solutions enable our customers to realize significant cost benefits and to conduct their business more efficiently and effectively by enabling enhanced communications, information sharing and collaboration within a business and with customers, partners and suppliers.
      We have been a leading vendor of business telephony systems for over 25 years and have shipped over 230,000 systems supporting the communications needs of over 20 million users to customers in more than 90 countries. We have experienced significant growth in the sales of our IP-based communications solutions as businesses migrate from their legacy telephony systems. Our IP-based product revenues grew 30% in our fiscal year ended April 30, 2005 compared with our previous fiscal year and over 95% of our system shipments for the quarter ended January 31, 2006 were IP-based communications solutions.
      Our IP-based communications solutions are scalable, flexible, secure and easy to deploy, manage and use. These solutions interoperate with various systems supplied by other vendors allowing our customers to protect their existing telephony investments by migrating their legacy voice communications systems towards an IP-based system at their own pace. Our solutions can be aligned with our customers’ business systems, whether those systems are centralized or distributed across multiple locations. We offer packaged software applications as an integral part of our IP-based communications solutions for optimizing business processes and solving business communications challenges, including applications for contact centers, mobility, teleworking, messaging and collaboration. We develop solutions that focus on particular industry vertical markets, including education, government, healthcare, hospitality and retail. We also develop custom software applications to tailor our solutions to the unique needs of specific customers. We complement our communications solutions with a range of services including the planning and design of business communications networks, implementation, maintenance, training and support services.
      We sell our communications solutions to organizations of all sizes from small businesses to large enterprises. We have been particularly successful in growing our market share in the mid-sized business market and in expanding our market focus with solutions that address customers in both the small business and the large enterprise markets. Currently our IP-based communications networks are used by customers with as few as 10 users in a single location to customers with systems that can support as many as 40,000 users in a distributed or multi-location network. Our customers include Auchan, Choice Hotels, CompUSA, Hilton UK Hotels Ltd. and New York City Department of Education.
      We sell our communications solutions through a distribution network of over 1,200 channel partners that includes wholesale distributors, solutions providers, authorized resellers, communication services providers, systems integrators, and other distribution channels. We complement and support our channel partners using a “high-touch” sales model, whereby our own sales staff work either directly with a prospective customer or in coordination with a channel partner. We operate from over 40 locations around the world, including North America, Europe, the Middle East, Africa, the Asia-Pacific region, the Caribbean and Latin America.
Our Industry
      Historically, businesses have used a data network for their data communications and a separate telephony network for their voice communications. Legacy telephony networks are based on circuit-switched technology and use proprietary operating systems. These factors limit the manner in which legacy telephony networks can interoperate with other business applications or integrate with business processes. Legacy telephony networks are relatively expensive to operate and maintain since they require a separate physical network within the business and a separate management system. Conversely, data networks are IP-based. By using IP-based networks for voice communications and associated applications, businesses can now address their voice, video and data requirements using a single “converged” network. A converged network has significant advantages over maintaining one network for data communications and a separate network for voice communications.
      Communication services providers (“carriers”) are also embracing voice-over-Internet Protocol or “VoIP” equipment such as softswitches and media gateways as key elements of next-generation converged carrier networks. We do not focus on carrier VoIP infrastructure equipment or consumer VoIP equipment such as residential VoIP phones. Rather, we focus on communications solutions and services for business customers. However, our systems are designed to interoperate with carriers’ next-generation networks.
      The global market for business IP telephony products and services has grown rapidly since 2002. Synergy Research Group estimates that IP telephony line shipments grew by a CAGR of 68.7% from 2002 to 2005. Synergy estimates that IP telephony market revenues were approximately $4.0 billion worldwide in 2005 and are expected to grow to over $10.7 billion by 2009, representing a CAGR of 28.2%. Much of this anticipated growth can be attributed to the expected replacement of installed legacy telephony systems with new IP-based systems. Synergy forecasts that purchases of IP communications platforms in 2006 will exceed those of legacy telephony systems for the first time in history and that IP platforms will comprise over 90% of all enterprise telephony purchases by 2009. As this replacement cycle progresses, purchases of legacy circuit-switched telephony systems are expected to decline at a CAGR of 38.1% from 2005 until 2009.
      The largest geographic markets for business IP telephony are North America and EMEA (Europe, Middle East and Africa), which accounted for 46.5% and 35.5%, respectively, of the overall global market for the twelve months ended September 2005. The Asia-Pacific region and Latin America currently represent small but rapidly growing markets, with business IP telephony sales in each region more than doubling in size since 2003. According to InfoTech, a technology market research firm, in the United States the large enterprise market (businesses with more than 500 employees) represented 64% of total IP telephony shipments, while the small and medium-sized business market (businesses with up to 500 employees) accounted for 36% of total IP telephony shipments in 2005. The small and medium-sized business market, however, is expected to grow at a faster rate than the large enterprise market and is projected to represent 43% of total IP telephony shipments by 2010.
      To date, the business IP telephony market has largely been limited to early adopters. Most businesses have not yet migrated to an IP-based environment to solve their voice communications needs. According to InfoTech, only 36% of small and medium-sized businesses in the United States have adopted IP telephony but this is expected to rise to 62% by 2009. Similarly, 73% of large enterprise businesses in the United States are implementing IP telephony, a figure which is expected to grow to 89% by 2009.
      When adopting IP telephony, industry analysts have indicated that businesses prefer to purchase their IP-based communications solutions using a gradual migration approach rather than a “forklift” approach that requires them to discard their existing network and telephony infrastructure investments. IP-based solutions are often adopted by businesses on a gradual basis, either for new facilities, or initially for a limited user group such as a functional department. Accordingly, many businesses are installing voice communications systems that allow them to migrate to IP over time. For these businesses, it is critical that their IP-based solutions are able to interoperate with their existing telephony and data infrastructure. It is also critical that their IP-based solutions be scalable so that they can grow along with their business without the need to change existing telephony systems or retrain staff. These solutions also need to be flexible enough to allow either centrally-managed or distributed network deployments.
      Initially, cost reductions were the primary reason for the adoption of converged IP-based communications solutions. These cost reductions can include:

•	the reduction or elimination of long distance and local toll charges;

•	lower network maintenance expenses since physical moves, additions and changes can be handled centrally in an IP-based network;

•	decreased network management staff requirements since both voice and data communications are carried on a single IP-based network; and

•	lower cabling costs in new building construction since the same cable carries both voice and data communications.
      Businesses are now looking beyond cost savings to the productivity benefits, improved customer interaction and other business process improvements that IP-based communications solutions can offer. Adopting a converged IP-based communications network allows businesses to distribute voice, video and data to any part of their network, permitting employees who are working from a branch office or from home or those who are mobile, to access business software applications as though they were in the office. This accessibility is enhanced by new software applications that provide employees with the ability to detect the presence and availability of a colleague, team, supplier or customer on the network and allow access to software applications that facilitate audio and video conferencing and unified communications. Businesses also see opportunities to more efficiently manage human resources by allowing contact center staff, technical support and other personnel to work from home, branch offices or from remote locations around the world. Additionally, businesses can use IP-based communications solutions to enhance their business continuity plans by providing employees with access to information and services from remote locations. IP-based communications solutions allow businesses to implement “hot-desking”, whereby an employee who is not regularly in an office or who travels between office locations, can access their personalized features, such as pre-programmed speed dial keys and voicemail, from any telephone that is associated with a hot-desk.
      Additional business process opportunities arise with the convergence of fixed and mobile communications that is possible with IP telephony. Worker mobility gives rise to a number of challenges and opportunities for businesses. For example, employees who are frequently out of their offices rely extensively on their cellular phones, but these phones can be costly and do not give the employees access to centralized services such as office voicemail. Businesses are concerned about the cost of airtime and long distance charges of cellular devices, particularly when they are used within company premises. Mobile and knowledge workers are also frustrated with the need to use multiple devices (as opposed to one phone that could be used in the car, the office and at home) and the burden of managing multiple voicemail accounts. Businesses are seeking communications solutions that integrate fixed, wireless and mobile networks in order to provide workers with advanced IP-based features from their mobile devices and remote locations.
      As businesses make their IP migration decisions based on the potential for business process improvements, they are also looking for advanced software applications and functionality specific to their particular industry. Vendors of IP-based communications solutions that are able to offer software applications that are tailored to the specific needs of the customer’s industry will benefit from new, typically higher-margin, software revenue streams.
Our Competitive Strengths
      Our key competitive strengths include the following:
      Focus on IP-based communications solutions. We made the strategic decision to invest heavily in the development of IP-based communications solutions over the last five years. We invested the necessary capital, and absorbed the resulting operating losses, to finance the development of IP-based solutions at a time when the majority of our revenues were still based on the sale of legacy communications systems. As a result of our focus on the IP-based communications market, we believe we now have one of the broadest portfolios of IP-based communications solutions in the industry. We also have one of the industry’s highest ratios of IP-based product shipments to that of legacy products, with over 95% of our system shipments being IP platforms and 86% of our product revenues coming from IP-based solutions for the quarter ended January 31, 2006. Synergy has predicted that sales of legacy circuit-switched telephony systems will decline at a CAGR of 38.1% from 2005 until 2009. Since only 5% of our product shipments and 14% of our product revenues in the quarter ended January, 31, 2006 were derived from sales of legacy systems, we are better positioned than many of our competitors to withstand the expected further decline in the legacy circuit-switched telephony market.
      Interoperable, scalable and flexible voice-centric solutions that enable IP adoption. Our IP-based solutions allow our customers to migrate part or all of their voice communications towards a converged IP-based solution at their own pace and not be forced to discard their legacy telephony investment or change to a particular vendor’s data infrastructure. This gradual migration is possible because our IP-based solutions are compatible with industry standards and can interoperate with most voice and data networks. Our IP-based communications platforms and gateways can scale from as few as 10 users to as many as 65,000 users in a single network configuration. In developing our applications we use open standards such as the eXtendable Markup Language (“XML”), the HyperTextMarkup Language (“HTML”) and communications protocols such as Session Initiation Protocol (“SIP”). These standards and protocols allow for the seamless integration of converged voice, video and data applications.
      Broad software capabilities that drive high value IP-based solutions and enable business process improvements. Our solutions have significant embedded software content which increases the intelligence and value-add of the hardware offering. In addition, our solutions are differentiated by a broad set of packaged software applications that help our customers optimize business processes, whether addressing the needs of the individual, a work group or the business as a whole. Our range of packaged software offerings includes applications for contact centers, mobility, teleworking, presence and collaboration, voice messaging, unified communications, video conferencing and network management.
      Award-winning desktop portfolio focused on the user experience. Our wired and wireless desktop devices are designed to present advanced desktop applications to the user and to address their specific needs regardless of whether they are in the office, at home or traveling. Our desktop products have been recognized for their innovation, ease of use, industrial design and functionality.
      Communications solutions tailored to the needs of specific industries. We offer solutions that are designed specifically to meet the needs of particular vertical markets such as education, government, healthcare, hospitality and retail. We have made significant investments in developing our understanding of the unique business requirements of our target vertical markets and translating that knowledge into specific solutions. Examples of this vertical industry expertise include a low cost hospitality IP telephone designed specifically for hotel guestrooms; a virtual concierge software application that serves as an in-room butler at five star properties; a retail point-of-sale IP phone; and a student outreach solution that provides direct communication between teachers and parents. As a result, we have established significant market share in these target industries. We are extending our vertical solutions to address other markets such as the financial services industry.
      Leadership in small and medium-sized business market. We have been recognized for our leadership in the small and medium-sized business market, most recently by InfoTech as the largest provider of IP-based communications solutions to this market in the United States in 2005. In the United Kingdom, MZA, a market research firm, recognized us as the leading provider of IP desktop communications solutions in the small business market (fewer than 100 users) and the second largest provider in the medium-sized business market (fewer than 250 users) for 2005. With our brand recognition and the scalability of our platforms, we believe we are well positioned to expand our focus and addressable market from small and medium-sized businesses to large enterprises. We now have many large enterprise customers, the largest of which requires us to support as many as 40,000 users.
      Large, integrated distribution and strategic partner network. We have developed a global sales and distribution network with our channel partners and have formed a network of strategic partnerships and alliances. We believe that our channel partner network enables us to reach markets around the world cost effectively. We have substantial distribution capabilities in North America and the United Kingdom, and we are increasing our distribution presence in other regions. Our distribution network consists of over 1,200 channel partners across more than 90 countries. Where appropriate, we assist our channel partners with our “high-touch” sales force and service organization. We also support our channel partners in their sales activities through our channel managers, systems engineers, technical account managers and sales administrators and offer them a variety of services and software tools to assist them both before and after a sale. We supplement our distribution network through a variety of joint-selling and cross-selling initiatives with our strategic partners, driving increased sales and enhanced brand recognition. Our strategic partner network also enables us to further improve the functionality and features of our solutions for both horizontal and vertical markets through joint research and development activities. We have entered into strategic alliances for the provision of certain converged networks with Hewlett-Packard and Foundry Networks. At the software applications level, we have entered into an agreement with Microsoft to integrate Microsoft Office Live Communications Server and Microsoft Office Communicator applications with our Mitel Live Business Gateway. This interoperability will allow our customers to access our call processing features from within the Microsoft Office system and enhances our messaging and contact center applications by allowing Microsoft’s applications to show presence and availability.
Our Strategy
      Our strategy is to build from our leading position in the small and medium-sized business market to also attract large enterprise customers, increase our market share and generate attractive returns for our shareholders. To accomplish these objectives, we intend to:

•	Continue to expand our market focus by leveraging our highly scalable solutions. We have established a leading position in the small and medium-sized business market. We continue to expand our market focus beyond small and medium-sized businesses by building on and replicating this success in the large enterprise market given the ability of our solutions to scale up to 65,000 users in a single network configuration. In order to target large enterprise customers, we intend to continue to invest in our brand awareness and to use a “high-touch” sales approach, which complements our channel partners’ capabilities and enables us to fully address the complex requirements of these larger organizations.

•	Increase our focus on value-added software applications. Our packaged software applications have become key components of our overall solutions and differentiate us from many of our competitors. These software applications can be sold as stand-alone products or as part of an overall solution. As such, they enable multiple account penetration strategies for our sales and marketing activities and provide growing revenues from license and maintenance fees. We expect to continue to increase our research and development focus on software applications, such as fixed-mobile convergence, presence functionality and messaging, to enhance and differentiate our solutions. In addition, we plan to continue to work closely with our customers to develop customized software applications that deliver a competitive advantage to them.

•	Provide a gradual migration path to IP for our customers and those of our competitors. Our IP-based solutions are designed for interoperability with our legacy systems and we will continue to offer our customers, and our competitors’ customers, a seamless and gradual migration path from their legacy voice systems to our converged voice, video and data communications solutions. We intend to continue to offer innovative, high quality products to help our customers transition to a converged IP-based communications environment at their own pace.

•	Expand our geographic presence and distribution capabilities. We are strategically expanding our geographic presence to position ourselves for the growing global demand for IP-based communications solutions. We currently have offices in 17 countries and more than 1,200 channel partners operating in over 90 countries. Our near-term focus is to leverage our current geographic presence, particularly in North America where we have recently invested in new customer demonstration facilities, secured a major new distributor and recruited a number of senior industry sales executives. We will also consider expansion into emerging growth markets on a case-by-case basis, particularly where our customer opportunities justify the establishment of a local presence.

•	Broaden and deepen our strategic partnerships and alliances. Our customers require solutions that are cost effective, specific to their industry and that can provide them with a competitive advantage. We intend to continue to attract and recruit new strategic partners and to establish new strategic alliances to provide us with access to customer relationships, to cost effectively provide opportunities in new target markets, to enhance our brand recognition by leveraging their brands and to strengthen our solutions by adding new features and functionality.

•	Continue to leverage our operating model. Our operating model creates two opportunities for leverage. The first opportunity is to increase our gross margins. We believe that with the strength of our software applications portfolio, our business will continue to evolve towards a higher proportion of software license and maintenance revenues with correspondingly higher margins. We believe that our software licensing process will facilitate this transition because it is sophisticated, yet simple for our channel partners to use. We also intend to increase our gross margins with a continued focus on product cost reduction through design changes, strategic supplier management and innovative distribution strategies. The second opportunity for leverage is the potential to grow our revenues at a pace that exceeds the rate of growth of our selling, general and administrative and research and development expenses. We believe this is possible due largely to the benefits of scale that we expect to leverage in our operating model.

Our Solutions
      We have designed our IP solutions to perform as pure IP-based communications solutions and also as gateways to facilitate interoperability with our customers’ existing voice infrastructure and legacy devices.
      Our product portfolio consists of communications platforms and gateways (both of which manage call processing), desktop devices (such as phones, conference units and operator consoles) and applications (software which typically enables specialized functionality such as messaging, teleworking and collaboration). We complement these products with a broad range of services.
      We have won numerous awards for our product innovation, industrial design and performance. Some of these awards include:

•	Mitel 3300 IP Communications Platform (ICP): Rated Best IP-PBX Value, Mid-Size systems by Miercom (2005)

•	Mitel SX-200 IP Communications Platform (ICP): Rated “Best in Test” by Miercom (2005)

•	Mitel Your Assistant: Communications Convergence, Visions of Convergence, Product of the Year (2004)

•	Mitel Navigator: Internet Telephony Product of the Year (2005); and Frost & Sullivan Award for Technology Innovation (2006)

•	Mitel Customer Interaction Solutions/ Mitel Contact Center Solutions: Customer Value Enhancement Award Contact Center Industry (2004); Customer Interaction Solutions IP Contact Center Technology Pioneer Award (2005); and TMC Labs Innovation Award (2005)

•	Mitel Messaging Server: Internet Telephony Product of the Year (2005)
      We have made significant investments in the development of new IP-based communications solutions to meet the changing needs of our customers and their migration to IP-based communication systems. Our commitment to the development of our IP solutions has resulted in an IP communications portfolio that we believe is among the broadest and most sophisticated in the industry today.
     Platforms and Gateways:
      Our IP communications products include the following platforms and gateways:

•	The Mitel 3300 IP Communications Platform (“ICP”). The Mitel 3300 ICP, the cornerstone of our IP-based communications product portfolio, is a converged communications platform that supports our suite of advanced call processing and related applications and IP-enabled desktop devices. Our call processing software supports over 500 networking and end user features and is available in up to 10 languages. The Mitel 3300 ICP has the flexibility to operate as either a single site, distributed or hosted solution and interoperates with the customer’s underlying data or legacy voice communications infrastructure. The Mitel 3300 ICP is scalable to serve the needs of users in small and medium businesses, with as few as 10 users, and large enterprises, with as many as 65,000 users.

      The diagram below depicts how the Mitel 3300 ICP can be used either for providing call processing features and functions or, as an applications and services gateway (“ASG”), for the delivery of advanced applications.

•	The Mitel 3300 ICP also acts as an ASG, allowing customers access to our advanced applications such as messaging, mobility and teleworking. With the Mitel Live Business Gateway attributes enabled, the ASG provides connectivity to Microsoft’s Live Communications Server for our solutions and the legacy infrastructure of competitors. The ASG uses open industry standards such as XML and SIP to interoperate with our and third party business applications and devices.

•	For customers with branch offices, we offer the ability to either implement a Mitel 3300 ICP at each location or allow users at a remote site to receive a hosted service from a Mitel 3300 ICP situated elsewhere in the network (or a combination of both options). Those customers using a hosted model have access to the same software applications and services as those situated at the office where the Mitel 3300 ICP physically resides. The Mitel 3300 ICP can also be implemented as a survivable gateway at a branch office such that if the network to the office from which they are being hosted becomes unavailable, then the local Mitel 3300 ICP will provide the same telephony services seamlessly until the network connection is restored. We are able to distribute the features, software applications and services normally only available at larger corporate offices to any part of the network, addressing the communications challenges facing organizations with decentralized operations and personnel. This approach also provides alternative network configurations for customers concerned with disaster recovery and business continuity.

•	Mitel Enterprise Management Solutions. Our enterprise management solutions give our customers maximum control over their network of Mitel 3300 ICPs and associated applications and devices. Our solutions allow our customers to monitor and control telecommunication spending as well as network monitoring, alarm handling and troubleshooting. Our enterprise management solutions include the following:

•	Enterprise Manager. The Enterprise Manager suite provides a single management interface to monitor and manage all of the activities of the Mitel 3300 ICP and perform day-to-day management tasks helping control costs by delivering simplified PC-based administration.

•	Remote Management. The Remote Management suite allows the maintainer to access network and system information and resolve issues remotely.

•	Integrated Management Applications. The Integrated Management Applications suite provides the ability to analyze the IP network’s capability to support IP communications. Voice quality metrics and diagnostics can be used to test the network capabilities and to help troubleshoot potential issues.

•	Technology Interfaces. Recognizing that some customers may have specialized requirements beyond our packaged software products, we offer a wide range of technology interfaces for specific enhancements. Open interfaces allow integration to third party management solutions, such as those from Microsoft and Hewlett Packard.

•	Mitel SX-200 ICP. The Mitel SX-200 ICP specifically addresses the North American market and provides the features required by the smaller business market and the hospitality industry. The Mitel SX-200 ICP targets organizations with up to 600 users either at a single location or in multiple locations and it supports networking and interoperability with legacy Mitel SX-200 systems.

•	Mitel 3600 Hosted IP Key System. The Mitel 3600 Hosted IP Key System is designed for businesses with fewer than 20 employees. This product is sold through service providers or channel partners who wish to offer a hosted solution and eliminate the need for the platform to be located and managed at the end-user’s office. The Mitel 3600 enables the features of a key telephone system to be delivered as a service and works with our standard IP telephones.
     Desktop Portfolio:
      Our award-winning desktop portfolio includes a broad range of telephones, consoles, conference units, soft phones and ancillary devices that support our IP communications systems. We have been recognized by a number of third parties as a leader in the design of desktop devices, which have been acknowledged for their ease of use, aesthetics, high quality and functionality.

      Our IP-based desktop products interoperate with all of our IP-based communications platforms and software applications. These desktop products allow users access to advanced telephony features and services such as integrated web browsing, enhanced directory management, and visual voicemail, regardless of whether they are in the office, at home or travelling. The majority of our IP telephones support SIP as well as our own proprietary protocols. Our latest desktop devices provide, via the XML and HTML open standards, the capability to customize the displays for particular industries or for customer specific requirements. This customization can be undertaken by a customer, a channel partner or can be performed by our professional services organization.
      We also provide in-building wireless devices, which support common industry-standard protocols and which provide access to the majority of the features of the Mitel 3300 ICP.
     Applications:
      We offer a broad range of IP-based packaged software applications that are used by businesses across a variety of industries. We also offer customized solutions to businesses requiring highly tailored solutions.

•	Contact Center Applications. A contact center is generally a dedicated function within a business that typically serves as an inside sales help desk, providing customer support, lead generation, emergency response, telephone answering service, inbound response and outbound telemarketing. We provide a modular suite of web-based applications for streamlining contact center management and reporting. Our contact center applications provide multimedia functionality incorporating routing of an inquiry to the first available agent or the agent that has been idle for the longest period. Visibility of the presence and availability of colleagues or resources can be provided by integration with Microsoft Live Communications Server to facilitate first call resolution. An inquiry can be associated with an incoming call, e-mail, fax or webchat. Contact center agents are fully supported across a centralized or multi-site environment including home working.

•	Wireless Telephony Applications. We offer wireless telephony applications for in-building mobility as well as to enable the seamless convergence of in-building wired or wireless networks with mobile cellular-based networks. Our in-building wireless applications provide roaming users with the majority of the features available on a desktop device including extension-to-extension dialing, attendant functions, voice mail and messaging as well as external calling. We use wireless devices that work with major manufacturers’ wireless access points allowing customers the use of their existing access point investment for in-building mobile telephony. The Mitel 3300 ICP can also pair a cellular phone with an office extension or any other telephone such that each device will ring simultaneously if the office extension is called. This significantly reduces the number of calls that are missed. When a call is answered on a cellular phone it is still presented at the office extension, which means that by pressing a single key on the telephone, the call can be moved from the cellular phone to the office extension. This process can also be achieved in reverse, so that an employee who may need to leave for a meeting, can transfer the call from the office extension to the cellular device. This feature reduces cellular long distance and air time charges and enables the user to operate with one phone number whether in the office, at home or traveling.

•	Video Applications. Our video applications and related devices provide businesses access to video conferencing at the desktop or for dedicated conference rooms. Our video conferencing solutions are easy to use and a conference call can be established by simply dialing the number or extension of the remote party from an IP telephone and then, once the telephone call is established, pressing a single key on the handset to transform the audio call into a video conference. Our video applications and related devices also incorporate collaboration tools, including those from Microsoft Office, that allow users to share computer applications during conferences. Our solutions can simultaneously support eight separate locations involved in the video conference.

•	Collaboration Tools. We offer a computer-based collaboration, presence and contact management application called Your Assistant that can optionally include a softphone. The softphone provides the features of a Mitel desktop telephone on a personal computer, at the user’s desk or from any location around the world where there is access to the Internet. Your Assistant interacts with the user’s contact database and offers secure instant messaging capabilities, video conferencing, knowledge management (automatic retrieval of pertinent files associated with the name and number of the caller) and enables simplified “drag and drop” call and conference call initiation by moving, with a computer mouse, the name of a contact from a list or directory into the communications window. Your Assistant also enables simple showing of presentations, documents, spreadsheets and virtual white boarding. In addition, a video conference can be established with a non-user of Your Assistant by publishing the name of an Internet web page associated with the conference call.

•	Unified Messaging, Integrated Messaging and Voice Mail. We offer a speech-enabled application called “Unified Messaging” that gives users the ability to control their telephony functions through voice-activated commands. Unified Messaging supports conversational speech recognition, recognizing entire sentences and not simply single words, allowing users to answer or forward voice and e-mail messages with voice or text responses. NuPoint Messenger, our branded “integrated messaging” application, provides a scalable and reliable way to relay, store, and retrieve voice messages using either a phone, fax machine, pager or personal computer. NuPoint Messenger also allows users to have their calls routed to them while they are travelling, or access to their voice or fax messages from their personal computer. NuPoint Messenger provides a high availability and highly scalable solution, which can be suitable as a carrier or large enterprise solution. Our 6510 Integrated Messaging product allows businesses to mix and match the requirements of individual employees by supporting both unified messaging and traditional voicemail on the same platform. Our messaging solutions interoperate with both Microsoft Live Communications Server and Microsoft Outlook.

•	Teleworking. Our IP-based teleworker solution enables users to make secure and encrypted IP phone calls from their home office or any remote office by extending the features and functionality of an office telephone over the Internet. As a result, toll charges can be significantly reduced or in some cases eliminated. As an option, our Teleworker telephone can support an integral module that allows the telephone to access the public switched telephone network for making local calls and calls to emergency services and to receive incoming calls. Customers can download reports that provide detailed usage statistics on teleworker activity. This information provides “return on investment” feedback as a means of itemizing savings.

Our Legacy Telephony Communication Solutions:
      Our legacy circuit-switched telephony portfolio includes the Mitel SX-2000, a fully featured traditional communications platform that addresses businesses with up to 20,000 users. This system provides extensive features and functionality, a distributed architecture, cost-effective redundancy and support for internetworking based on industry standard protocols for seamless voice communications between sites. The Mitel SX-200 is a traditional circuit-switched telephony platform, with a number of key telephony features, that addresses single site and small multi-site businesses with fewer than 400 users. Both the Mitel SX-2000 and the Mitel SX-200 are complemented by a portfolio of digital telephones and a suite of applications. We offer a simple migration path to IP communications for customers with Mitel SX-2000 and Mitel SX-200 implementations using the Mitel 3300 ICP and Mitel SX-200 ICP, respectively.
Our Services
      We complement our product offerings with a broad range of services. Our services are delivered by both our channel partners and us and extend from initial planning and design through to implementation and support. Planning services include needs assessments, site surveys, system configuration, network design and project management. Implementation services include IP-based system and application implementations, advanced messaging implementations and multi-site installations. Additional services include resource coordination, project management, contract administration, performance management, customized applications development, technical support services, long-term systems management service, and training. Our support options are flexible to meet the varied needs of our customers, including warranty coverage and maintenance agreements. Our service offerings enable us to maintain and grow our relationship with our customers and provide us with recurring revenues.
      Historically, legacy equipment maintenance was focused on hardware. Dealing with a service concern typically entailed the dispatch of a technician to the customer site for diagnosis and repair or replacement of defective hardware. In recent years, as our product mix has transitioned towards IP-based solutions, the nature and delivery of our service offerings has changed. Today, our product offerings are increasingly software-based. This fact, combined with efficiencies enabled from significant systems and process investments, means that diagnosis (and in some cases, the resolution) of customer outages or concerns can often be done remotely, more quickly and at a lower cost.
Customers
      We have shipped over 230,000 systems supporting the needs of more than 20 million users to customers in over 90 countries during the past 25 years. Our largest end-user customer represented no more than 4% of our revenues in fiscal 2004, fiscal 2005 and in the nine months ended January 31, 2006. Our end-user customer base reflects our historical strength in the small and medium-sized business sector as well as the addition of recent large enterprise customers. Our largest deployment can support as many as 40,000 users.
      The following chart provides examples of our end-user customer base categorized by our key vertical markets:

Education
Chicago Public Schools	Glasgow Schools	Michigan Technological University
New York City Department of Education	University of Ottawa

Financial Services
Butterfield Bank	Coast Capital	Eastwest Bank
New York Life Insurance	Rabo Bank (U.K.)

Government
Arlington County	Australian Customs and Immigration	Canada Revenue Agency
Foreign and Commonwealth Office (U.K.)	HM Revenue and Customs	Orange County Vector Control District

Healthcare
Hotel-Dieu Hospital	MedQuist	Mohave Mental Health Clinic
Queens Long Island Medical Group	Sutter Health	University College London Hospitals

Hospitality
Choice Hotels	Ginn Clubs and Resorts	Hilton UK Hotels Ltd.
Intercontinental Hotels	Marriott

Retail
Arby’s	Auchan	Charlotte Russe
Claremont and May	CompUSA

Other
Canary Wharf	Courier Express	Foundry Networks
JCB	LaFarge (France)	Tele 2 — Versatel (Netherlands)
      Our IP-based solutions have been used by a wide variety of customers. The following case studies provide examples of our customers and why they use our solutions.

CompUSA
      Customer Needs: CompUSA is one of the leading retailers and resellers of personal computer-related hardware and software products and services. CompUSA operates approximately 226 stores in 90 cities in the United States. CompUSA was looking to achieve lower-cost communications and the ability to move voice, data and video on a single easily-managed network capable of implementing more advanced features.
      The Solution: Because of our focus on the retail market, CompUSA elected to implement one of our solutions that included the Mitel 3300 ICP and Mitel IP Phones. This resulted in low-cost and reliable communications integrating the stores and headquarters, connecting between the stores and linking the company with customers and its many suppliers. Our solution allows CompUSA to better serve its own customers, enhance the productivity of its staff and improve dealings with suppliers.
     JCB
      Customer Needs: JCB is a manufacturer of construction equipment. JCB’s North American headquarters houses sales and marketing office staff, a call center, warehouse employees and a manufacturing shop floor. JCB needed a flexible, modular system that could handle its diverse communications needs and anticipated growth.
      The Solution: To address their needs, JCB selected a wide-range of our solutions, including the Mitel 3300 ICP, Mitel Contact Centre Solution, Mitel Teleworker Solution, and Mitel IP Phones and wireless phones. This solution provided them with automated 24/7 contact center capabilities with integration to customer relationship management, universal messaging to integrate voice and electronic message management and to seamlessly tie in remote and mobile employees to a central phone system.

JCB was able to reduce its telecommunications costs by half and realize cost savings from improved workflow, employee productivity gains and a reduction in system maintenance.
     Canary Wharf
      Customer Needs: Canary Wharf in London’s Docklands comprises a Grade A commercial business and leisure complex. Canary Wharf is the location of a number of prestigious tenants. Because of the ever-changing nature of the 86-acre complex, it is essential that any data or telephony infrastructure be resilient, scalable and flexible.
      The Solution: Historically, telephony at Canary Wharf had been based around the Mitel SX-2000, which offers feature-rich voice communications, centralized management, high levels of scalability and seamless networking capabilities. Canary Wharf’s migration to an IP-based communications system started with a new “greenfield site” housing the complex’s Estate Control Center which is responsible for monitoring the entire complex. A Mitel 3300 ICP was chosen by the management of Canary Wharf for its enhanced scalability and flexibility and the Mitel Contact Center Solution was implemented to provide the help-desk team with a way of managing call flows more efficiently using the advanced functionality of IP telephony.
     Courier Express
      Customer Needs: Courier Express, a U.S. based company, is one of the leading providers of freight and warehousing services, consisting of a six-office, multi-warehouse business that operates continuously. The company needed to operate as a unified entity rather than as multiple regional offices. Their old phone system was one of the key obstacles to achieving that goal, as each location had a separate standalone phone system connected to an individual telephone exchange not allowing Courier Express to function effectively as a multi-site operation.
      The Solution: Courier Express implemented a solution comprising the Mitel 3300 ICP, Mitel Teleworker Solution, Mitel IP Phones and Mitel Contact Center Solution which enabled it to centralize its operations. Courier Express now enjoys significant cost savings on calls between locations and functions as a single, seamless operation that can easily support new employees and home-based sales staff.
     MedQuist
      Customer Needs: MedQuist, a New Jersey-based company, is one of the leading national providers of medical transcription and healthcare documentation management services. MedQuist wanted to reduce cost and increase employee productivity by making it possible for more than 1,000 employees to work from home. MedQuist also required a solution that would help them to streamline business costs, improve customer service and provide management reporting.
      The Solution: MedQuist selected a number of solutions from us including the Mitel Teleworker Solution, Mitel Your Assistant, the Mitel 3300 ICP and Mitel IP Phones. The MedQuist investment has provided over 1,000 employees with the tools necessary to successfully work from home. MedQuist estimates that our solutions will allow it to dramatically reduce costs, resulting in substantial savings in many key areas. The Teleworker Solution and Your Assistant applications will enable MedQuist to interact with employees, monitor their progress and maintain cohesive communications. Additionally, the integration with Your Assistant gives MedQuist and its employees a virtual and visual presence and availability at all times.
Sales and Marketing
      Our sales and marketing strategy leverages our own offices in 17 countries with the local presence and customer relationships of over 1,200 channel partners servicing customers in more than 90 countries. Product fulfillment and order logistics for most of our channel partners are generally performed in the United States and Europe by our wholesale distributors, such as GrayBar Electric Co., Inc., Tech Data

Corporation, and Westcon Group, Inc. Our channel partners are supported by our internal teams of channel managers, systems engineers, technical account managers and sales administrators. To complement our channel partner network, we also provide support to independent consultants who focus on assisting companies with network design, implementation and vendor selection. We believe our extensive channel partner network allows us to effectively sell our solutions globally, without the need to build dedicated in-house sales and service capabilities in every geographic market. We continue to recruit channel partners with a focus on growing market coverage, supporting converged solutions, and implementing applications interoperation.
      We do not employ a traditional direct versus indirect strategy, under which a direct sales team may compete with indirect channel partners for the same end user sales opportunity. Instead, we employ a “high-touch” sales approach for specific new large accounts. Our customers can determine how they wish to do business with us, either directly or via a channel partner. Our sales staff are directed to operate a channel-neutral selling approach and their compensation is identical whether the sale is transacted directly or through a channel partner. On a case-by-case basis we may close a sale on a direct basis, while utilizing one of our channel partners for the purpose of fulfilment and ongoing support. Conversely, channel partners may bring us sales opportunities for which they see a greater likelihood of winning the account if we take a lead role in the selling process.
      Our marketing organization employs a comprehensive strategy to enhance our brand, attract and retain channel partners, differentiate our product offerings and develop solutions for our target vertical industry markets. Brand development is conducted through advertising, media articles, trade conferences, product placements, analyst relations and web content delivery. Our channel marketing organization designs and administers incentive programs targeted at gaining mind share with our channel partners. Our solutions marketing organization translates technical complexity into competitive differentiation and clear business value to our target customers. Our vertical marketing team understands the unique business needs and challenges of our key vertical markets and tailors our solutions to address those needs. We also operate 16 demonstration centers equipped with our latest solutions. These centers are used by both our channel partners and our own staff to demonstrate our solutions to existing and prospective customers.
      Our sales and marketing force consists of approximately 400 employees.
Manufacturing and Supply Chain Management
      We outsource all of our manufacturing and certain of our supply chain management and distribution functions. The outsourcing of these functions allows us to:

•	focus on the design, development, sales and support of our products;

•	leverage the scale and expertise of specialized contract manufacturers;

•	reduce manufacturing and supply chain risk;

•	reduce distribution costs; and

•	ensure competitive pricing and levels of service.
      We outsource most of our worldwide manufacturing and repair operations to BreconRidge, one of the world’s top 50 electronics manufacturing services (or “EMS”) companies. BreconRidge specializes in the communications, industrial and consumer market sectors and provides many services including design, process and test engineering services, component sourcing, manufacturing, repair/refurbishment and distribution services. BreconRidge is ISO 9001 certified and has more than 725,000 square feet of manufacturing capacity in state-of-the-art facilities in Canada, the United States, the United Kingdom and China. In addition to BreconRidge, we outsource the manufacturing of a number of our IP platforms to Plexus Corp. of the United States and certain desktop sets to WKK Technology Ltd. in China.
      The manufacturing of our products has been allocated among these key suppliers to reduce the risks associated with using a single supply source and to ensure competitive pricing and levels of service. This approach also enables us to respond more rapidly to increases in demand for our products. Our suppliers are responsible for performing periodic market reviews to validate proposed pricing actions.
      We have an internal operations group which has the responsibility of managing these contract manufacturing relationships. Functions performed by our operations group include:

•	evaluating, selecting, pricing and negotiating contracts with EMS suppliers;

•	monitoring EMS supplier contract manufacturer performance against established service level agreements;

•	maintaining the authorized vendor list of component suppliers;

•	managing finished goods inventory; and

•	selecting outbound freight partners, shipping methods, remote stocking strategies and shipping routes.
      In addition, we retain Lytica Inc., an independent contract manufacturing consultancy, to assist us in attempting to confirm, on a quarterly basis, that pricing from BreconRidge, Plexus Corp. and WKK Technology Ltd. is at market rates and the level of service obtained from them is comparable to their competitors.
Research and Development
      Since 2001, we have invested heavily in IP-based product research and development. This strategy has been based on two key planning assumptions. First, we believed that the shift in customer demand towards IP-based solutions would be one of the most significant technology development in the voice communications industry since digital telephony displaced analog phone systems in the 1980s. Second, we believed that the transition to IP-based solutions, when it did happen, would be rapid. Companies who did not anticipate and proactively plan for this rapid technological change would miss out on a significant market opportunity, suffer significant customer and market share losses and damage their potential for future revenue growth. Our new product development programs are exclusively focused on developing IP-based solutions.
      Accordingly, we have been executing an aggressive research and development investment strategy, designed to position us with one of the broadest portfolios of IP-based communications solutions in the industry. This strategy has been reflected in our research and development expense levels, which have ranged between 11% and 17% of revenues in the period from 2001 through 2005 and will continue to be substantial for the foreseeable future. As a percentage of revenues, this expenditure has been significantly higher than many of our competitors. Our investment strategy has positioned us with a broad range of feature-rich, scalable, standards-based and interoperable IP-based solutions, that allow us to capitalize on our historical strength in the small and medium-sized business market, and expand our addressable market to larger enterprise customers. This strategy has also allowed us to migrate our product revenues over the past four years, from being predominantly based on legacy circuit-switched technology to 86% IP products in the quarter ended January 31, 2006. As a result, we believe we have minimal exposure to continued erosion of legacy product revenues.
      Our research and development organization is based in Ottawa, Canada and comprises approximately 340 personnel, almost all of whom are engaged in IP product design and verification. Research and development personnel have an average tenure with us of approximately 9 years, and bring competencies in real time software, call control, telephony applications and digital signal processing. Our ratio of software to hardware engineers is approximately 5:1, reflecting our focus on software in our core products and our growing suite of applications. We also leverage outsourced development relationships with a number of third party software development firms, both for specific software applications that we may brand as Mitel products and for non-mission-critical development and support. We target a major release cycle for our key products every six to nine months.

      The TPC Agreement (as described in “Description of Share Capital — Warrants — Technology Partnerships Canada Warrants”) requires us to conduct an aggregate of C$400 million, with a minimum of C$50 million per year, worth of research and development over the five year period commencing on March 31, 2005. A default under the TPC Agreement would also be a default under the terms of our convertible notes. We have initiated discussions with the Canadian Government seeking an amendment to this agreement to extend the term over which the aggregate amount of C$400 million must be expended on research and development. However, no assurance can be given that a satisfactory amendment can be obtained.
Intellectual Property
      We have over 650 patents and pending applications in the United States, Canada and Europe, and in other countries around the world, covering over 250 inventions. Approximately one third of our patents and pending applications relate to IP telephony and collaboration technology, while the balance cover industrial designs (primarily in connection with our desktop devices) and our legacy telephony communications solutions. Within the last five years we have focused our intellectual property efforts on seeking patent protection for our IP-based communications inventions. In 2005, for instance, we filed 18 new patent applications for IP-based communications inventions. We have a number of patents in the areas of presence, collaboration and mobility communications.
      Historically, our strategy has been to rely on our patent portfolio primarily to counter against any allegations of infringement on the patents held by our competitors. Given the strength of our IP-based patent portfolio, we are developing a strategy to leverage these assets by asserting our rights in certain patented technologies.
      Our other intellectual property assets include industrial designs, trademarks, proprietary software, copyrights, operating and instruction manuals, trade secrets and confidential business information.
      Our solutions may contain software applications and hardware components that are either developed and owned by us or licensed to us by third parties. The majority of the software code embodied in each of our core call-processing software, IP-based teleworker software, wireless telephony software applications, integrated messaging and voicemail software and Microsoft collaboration interfaces has been developed internally and is owned by us.
      In some cases, we have obtained a non-exclusive license from third parties to use, integrate and distribute with our products certain packaged software, as well as customized software. This third-party software is either integrated into our own software application or is sold as a separate self-contained application, such as voicemail or unified messaging applications. The majority of the software that we license is packaged software that is made generally available and has not been customized for our specific purpose. If any of these third-party licenses were to terminate, our options would be to either license a functionally equivalent software application or develop the functionally equivalent software application ourselves.
      We have also entered into a number of non-exclusive license agreements with third parties to use, integrate and distribute certain operating systems, digital signal processors and semiconductor components as part of our IP-based communications platforms and IP-based desktop portfolio. If any of these third-party licenses were to terminate, we would need to license functionally equivalent technology from another supplier.
      It is our general practice to include confidentiality and non-disclosure provisions in the agreements entered into with our employees, consultants, manufacturers, end-users, channel partners and others to attempt to limit access to and distribution of our proprietary information. In addition, it is our practice to enter into agreements with employees that include an assignment to us of all intellectual property developed in the course of their employment.

Employees
      As of January 31, 2006, we had 1,663 employees of whom 863 were in Canada, 286 were in the United States and 514 were in the United Kingdom and other countries. We had 2,015, 1,849 and 1,689 employees at the end of fiscal year 2003, fiscal year 2004 and on April 30, 2005, respectively. In connection with our transition to an IP-based communications company, we have streamlined and centralized our back-end processes to improve operational efficiencies. We have taken significant steps in hiring new or cross training existing technical staff to meet the needs of the IP-based communications market. Annual revenues per employee during fiscal 2003, fiscal 2004 and fiscal 2005 were $175,000, $184,000 and $203,000, respectively, reflecting our continuing focus on improving operational efficiency.
      We have a long-standing positive working relationship with the International Brotherhood of Electrical Workers with respect to approximately 100 U.S. field technicians who perform installation, maintenance and systems changes. Our current contract with this union expires after September 30, 2007, with options to renew for additional one-year periods.
      We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, research and development, and sales and marketing personnel. Our compensation programs include opportunities for regular annual salary reviews, bonuses and stock options. Over 60% of our employees are also common shareholders and over 95% of our employees hold options to acquire our common shares. We believe we have been successful in our efforts to recruit qualified employees and believe relations with our employees are generally positive.
Competition
      Historically, our competition has come primarily from two groups of vendors. The first group consists of traditional telephony products companies such as Avaya, Nortel, Alcatel, Siemens and InterTel. When competing against these companies we generally focus on the following factors:

•	the quality of our IP product portfolio and richness of our software applications;

•	the useability of our software and their application to vertical markets;

•	the interoperability with equipment supplied by other vendors and with legacy circuit-switched network equipment;

•	the scalability and flexibility of our architecture, and the ease of deployment in either a centrally-managed, remotely-distributed or hosted architecture;

•	the strength of our strategic alliances; and

•	the ease of doing business for our channel partners.
      The second group of competitors consists of data product companies such as Cisco and 3Com, who, in recent years, have expanded their offerings to include IP-based voice communications products. When competing against these companies, we focus on our ability to migrate to IP-based solutions at a pace that makes sense for the customer and the richness of our software applications, in addition to the other factors listed above.
      We also compete with a number of new startup companies who are focused on the IP-based communications market. We compete against these new entrants by leveraging our size, our extensive channel network, our large installed based, our global presence and our deep knowledge of telephony built on over 25 years of developing telephony solutions.

Properties
      We do not own any real property. The following table outlines significant properties that we currently lease:

		Area	Expiration
Location	Purpose	(in square feet)	date of Lease

Ottawa, Canada	Corporate Head Office	512,000	February 15, 2011
Caldicot, United Kingdom	U.K. and EMEA Regional Headquarters	45,000	March 9, 2021
Ottawa, Canada	Office and Manufacturing Facilities(1)	160,000	February 15, 2011

(1)	Sublet to BreconRidge until August 31, 2006 — See “Certain Relationships and Related Party Transactions — BreconRidge Manufacturing Solutions Corporation.”
     The Ottawa facilities are leased from Brookstreet Research Park Corporation, a company controlled by Dr. Matthews, under terms and conditions reflecting what management believed were prevailing market conditions at the time the lease was entered into. See “Certain Relationships and Related Party Transactions — Brookstreet Research Park Corporation.”
      In addition to these significant properties, we also support a number of regional sales offices throughout the world from leased facilities totaling, in the aggregate, approximately 750,000 square feet, including offices:

•	throughout the United States (including New York City, Atlanta, Chicago, Boston, Orlando (Florida), Costa Mesa (California), Herndon (Virginia) and Waukesha (Wisconsin));

•	throughout Canada (including Toronto, Montreal, Calgary, Winnipeg, Burnaby (British Columbia) and Halifax);

•	throughout the U.K. (including London and Strathclyde (Scotland));

•	throughout Continental Europe, the Middle East and Africa (including France, Germany, the Netherlands, Italy, Saudi Arabia, Dubai and South Africa);

•	in Asia-Pacific (including Hong Kong and Beijing (China), Singapore and Sydney (Australia)); and

•	in Mexico City.
      We believe that these facilities are adequate for our immediate needs and that additional space would be available if needed to accommodate any expansion.
Legal Proceedings
      We are involved in legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business. In particular, as is common in our industry, we have received notices alleging that we infringe patents belonging to various third parties. These notices are dealt with in accordance with our internal procedures, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this prospectus, we are not party to any litigation that we believe is material to our business. See “Risk Factors — Our business may be harmed if we infringe intellectual property rights of third parties.”

Corporate Structure
      We were incorporated under the Canada Business Corporations Act on January 12, 2001 by Zarlink (formerly Mitel Corporation) in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions dated February 16, 2001 and March 27, 2001, we acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Zarlink communications systems business (other than Canadian real estate and certain intellectual property assets) from Zarlink. Part of the intellectual property assets relating to the Zarlink communications systems business were transferred to Mitel Knowledge Corporation, a company controlled by Dr. Matthews, and subsequently transferred to us. The intellectual property assets relating to the Zarlink communications systems business that we have not acquired are licensed to us from Zarlink pursuant to the Intellectual Property License Agreement described below under “Certain Relationships and Related Party Transactions — Zarlink Semiconductor Inc. — Intellectual Property License Agreement.”
      We carry on our worldwide business directly and through our subsidiaries. Our material subsidiaries are shown on the chart below, with the jurisdiction of incorporation in parentheses:
Head and Registered Office
      Our head and registered office is located at 350 Legget Drive, Ottawa, Ontario Canada K2K 2W7 and our telephone number is (613) 592-2122.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information with respect to our directors and executive officers.

Name and Municipality of Residence	Age	Position	Principal Occupation

Dr. Terence H. Matthews	62	Chairman of the Board	Chairman of the Board of Mitel;
Ottawa, Ontario, Canada			Chairman of the Board of March Networks

Donald W. Smith	58	Chief Executive Officer and	Chief Executive Officer of Mitel
Ottawa, Ontario, Canada		Director

Paul A.N. Butcher	44	President and Chief Operating	President and Chief Operating
Ottawa, Ontario, Canada		Officer and Director	Officer of Mitel

Peter D. Charbonneau	52	Director and Vice	General Partner of Skypoint
Ottawa, Ontario, Canada		Chairman of Mitel	Capital Corporation

Kirk K. Mandy	50	Director	Chief Executive Officer of
Ottawa, Ontario, Canada			Zarlink

Gilbert S. Palter	40	Director	Chief Investment Officer and
Toronto, Ontario, Canada			Managing Partner of EdgeStone
			Capital Partners, L.P.

Guthrie J. Stewart	50	Director	Partner of EdgeStone Capital
Montréal, Quebec, Canada			Partners, L.P.

Steven E. Spooner	47	Chief Financial Officer	Chief Financial Officer of Mitel
Ottawa, Ontario, Canada

Graham Bevington	46	Vice President and Managing	Vice President and Managing
Chepstow, Wales		Director, Europe, Middle East	Director, Europe, Middle East
		and Africa Region	and Africa Region of Mitel

Roger K. Fung	53	Vice President and Managing	Vice President and Managing
Hong Kong, China		Director, Asia-Pacific Region	Director, Asia-Pacific Region of Mitel

Simon J.S. Gwatkin	50	Vice President, Strategic	Vice President, Strategic
Ottawa, Ontario, Canada		Marketing	Marketing of Mitel

Douglas K. McCarthy	49	Treasurer and Director of	Treasurer and Director of
Ottawa, Ontario, Canada		Taxation	Taxation of Mitel

Douglas W. Michaelides	45	Vice President, Marketing	Vice President, Marketing of
Ottawa, Ontario, Canada			Mitel

Ronald G. Wellard	48	Vice President, Product	Vice President, Product
Ottawa, Ontario, Canada		Development	Development of Mitel
      We intend to appoint additional directors following completion of the offering to meet the independence requirements of the Nasdaq National Market, rules and regulations of the Securities and Exchange Commission (the “SEC”) and guidelines of the Canadian provincial securities regulatory authorities.
      Executive officers are appointed by the board of directors to serve, subject to the discretion of the board of directors, until their successors are appointed.
      Dr. Terence H. Matthews is our founder, Chairman, and currently our majority shareholder. Dr. Matthews has been involved with us and previously with Mitel Corporation (now Zarlink), for over 18 years. In 1972, he co-founded Mitel Corporation and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by

Dr. Matthews purchased Mitel Corporation’s communications systems division and the “Mitel” trademarks to form Mitel. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder of Celtic House Venture Partners, an early stage technology venture capital firm with offices in Canada and the United Kingdom, which invests in high technology companies. Dr. Matthews is also the founder and Chairman of Wesley Clover Corporation, a world class investment group with offices in the United Kingdom, Canada and Australia with investments in telecommunications, real estate and leisure. In addition, Dr. Matthews currently serves on the board of directors of a number of high technology companies, including BreconRidge and is Chairman of March Networks Corporation, Newport Networks Corporation, Convedia Corporation and Bridgewater Systems Corporation. Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the Queen’s Birthday Honours 2001, he was awarded a Knighthood.
      Donald W. Smith joined us in April 2001 as Chief Executive Officer and a member of our board of directors. Mr. Smith has more than 30 years of experience in the communications technology industry, including over six years at Mitel Corporation which he joined in 1979 as a Product Manager and left in 1986, after over four years at the Executive Vice President level. In 1996, Mr. Smith founded and was President and Chief Executive Officer of Cambrian Systems Corporation, a company focusing on metro optical systems. In December 1998, Cambrian Systems was acquired by Nortel Networks Corporation and from then until January 2000, Mr. Smith was Vice President and General Manager of OPTera Solutions, a division of Nortel Networks. In January 2000, Mr. Smith was promoted to President of Optical Internet, Nortel Networks. Mr. Smith holds a Bachelor of Science degree in Engineering from Imperial College, London University (U.K.).
      Paul A.N. Butcher has worked with us and previously with Mitel Corporation for over 15 years. Since February 16, 2001, Mr. Butcher has been our President and Chief Operating Officer and a member of our board of directors. From 1998 until February 2001, he was Senior Vice President and General Manager of Mitel Communication Systems, a division of Mitel Corporation, and from 1997 until 1998, Mr. Butcher was Managing Director for the Europe, Middle East and Africa region of Mitel Corporation where he focused on developing and delivering converged voice and data communications systems and applications for enterprises. Mr. Butcher has considerable international experience, including several European-based assignments as Marketing Director and General Manager of Mitel Communication Systems. He currently serves on the board of directors of Natural Convergence Inc. and Versatel Networks Inc. Mr. Butcher holds a Hi Tech Diploma from Reading College of Art and Technology (U.K.).
      Peter D. Charbonneau is a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he has held since January 2001. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks Corporation. Previously, he spent 13 years at Newbridge Networks Corporation acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge’s board of directors between 1996 and 2000. Mr. Charbonneau was appointed to our board of directors on February 16, 2001 and currently serves on the board of directors of a number of other technology companies, including BreconRidge, March Networks Corporation, True Context Corporation, METConnex Inc. and Galazar Networks Inc. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario (London, Ontario, Canada). He has been a member of the Institute of Chartered Accountants of Ontario since 1979 and in June 2003 was elected by the Council as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession.
      Kirk K. Mandy is President and Chief Executive Officer of Zarlink Semiconductor Inc., a position he has held since February 17, 2005. Mr. Mandy has been associated with Zarlink Semiconductor, formerly known as Mitel Corporation, for 21 years. During this time, he oversaw Mitel Corporation’s strategic decision to focus on semiconductors, and the subsequent divestiture of the communications systems division to Mitel in 2001. Between May 2001 and February 2005, he was an independent management consultant and Vice Chairman of Zarlink’s board of directors. From July 1998 to February 2001 he was the President and Chief Executive Officer of Mitel Corporation. From 1992 to 1998, Mr. Mandy was Vice President and General Manager of Mitel Corporation’s semiconductor division. He was appointed to our board of directors in July 2002 and currently serves on the board of directors of Zarlink, Epocal Corporation and is the Chairman of The Armstrong Monitoring Corporation. Mr. Mandy has also served on the board of directors of Strategic Microelectronics Corporation, the Canadian Advanced Technology Association, Canadian Microelectronics Corp., the Ottawa Center for Research and Innovation and Micronet Technology. Mr. Mandy’s more than 25 years of experience in the telecommunications industry includes past Chairman of the Telecommunications Research Center of Ontario, Past Co-Chairman of the National Research Council’s Innovation Forum and past Co-Chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College (Ottawa, Ontario, Canada).
      Gilbert S. Palter is the Chief Investment Officer and Managing Partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm. Mr. Palter has held this position since 1999, prior to which he was the founder, Chief Executive Officer and Managing Director of Eladdan Capital Partners, Inc., a private equity fund targeting middle-market Canadian and U.S. companies. Mr. Palter held the position of Vice-President at Smith Barney Canada Inc. in 1995 and was Associate Managing Director of Clairvest Group Inc., a TSX-listed private equity fund, from 1993 to 1994. He was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of a number of companies, including BreconRidge, Eurospec Manufacturing Inc. and KyberPass Corporation and is Chairman of Specialty Catalog Corp. He is a former Chairman of Hair Club Group Inc., Trimaster Manufacturing Inc., BFI Canada Inc. and Farley Windows Inc. and was previously a director of Xantrex Technology Inc. Mr. Palter holds Bachelor of Computer Science and Economics degrees from the University of Toronto (Ontario, Canada) and an MBA from Harvard Business School.
      Guthrie J. Stewart has been a partner of EdgeStone Capital Partners, L.P., a Canadian private equity firm, since October 2001. He has more than 15 years of experience in executive management and corporate development. From 1992 to 2001, Mr. Stewart held various executive positions within the Teleglobe Inc. group, including President and Chief Executive Officer of Teleglobe Canada Inc., Canada’s international telecommunication carrier. Prior to that, he was a founding officer of B.C.E. Mobile Communications Inc. Mr. Stewart was appointed to our board of directors on April 23, 2004 and is also a member of the board of directors of MRRM Inc., the GBC North American Growth Fund Inc. and Chairman of BreconRidge. Mr. Stewart studied honours science at Queen’s University (Kingston, Ontario, Canada), and holds an LL.B. from Osgoode Hall Law School (Toronto, Ontario, Canada) and an MBA from INSEAD (Fontain Bleu, France).
      Steven E. Spooner joined us in June 2003 as Chief Financial Officer. Mr. Spooner has more than 23 years of financial, administrative and operational experience with companies in the high technology and telecommunications sectors. Between April 2002 and June 2003, he was an independent management consultant for various technology companies. From February 2000 to March 2002, Mr. Spooner was President and Chief Executive Officer of Stream Intelligent Networks Corp., a competitive access provider and supplier of point-to-point high speed managed bandwidth. From February 1995 to February 2000, Mr. Spooner served as Vice President and Chief Financial Officer of CrossKeys Systems Corporation, a publicly traded company between 1997 and 2001. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., also a publicly traded company. Mr. Spooner held progressively senior financial management responsibilities at Digital Equipment for Canada Ltd. from 1984 to 1990 and at Wang Canada Ltd. from 1990 to 1992. He is a Chartered Accountant (Ontario 1982) and an honours Commerce graduate of Carleton University (Ottawa, Ontario, Canada).
      Graham Bevington has been our Vice-President and Managing Director of the Europe, Middle East and Africa Region since February 2001. Between January 2000 and February 2001, Mr. Bevington held the same position for Mitel Corporation. From 1997 until December 1999, he was Managing Director at DeTeWe Limited. From 1986 until 1997, Mr. Bevington was Sales Director at Shipton DeTeWe Limited.

      Roger K. Fung joined us in 2002 as Vice-President and Managing Director, Asia-Pacific Region. From 2000 until 2002, Mr. Fung was employed by March Networks Corporation in a similar capacity. Prior to this he was a founding member of Newbridge Networks Asia Ltd., where he served as President Asia-Pacific, helping to build the business in Asia-Pacific from 1987 to 2000. He currently serves on the board of directors of several companies, including Mart Asia Ltd. and Vodatel Networks Holding Ltd. Mr. Fung has a Bachelor of Applied Science in Industrial Engineering Degree from the University of Toronto.
      Simon J.S. Gwatkin has been our Vice-President, Strategic Marketing since February 2001. From July 2000 until February 2001, Mr. Gwatkin was head of the IP Business Unit of Mitel Corporation. From 1993 until July 2000, Mr. Gwatkin held various senior management positions with Mitel Corporation, including overseeing Asia-Pacific operations. From 1990 until 1993, Mr. Gwatkin was Managing Director and co-founder of Chough Software Limited.
      Douglas K. McCarthy joined us in November 2004 as Treasurer and Director of Taxation and was appointed Chief Risk Officer in September 2005. From 1997 to 2004, Mr. McCarthy was Vice President Finance and Treasurer of Alcatel Canada Inc., formerly Newbridge Networks Corporation. He is a Chartered Accountant (Ontario 1982) and has an honours Bachelor of Commerce degree from Queen’s University (Kingston, Ontario, Canada).
      Douglas W. Michaelides joined us in January 2006 as Vice-President, Marketing. From October 2003 to December 2005, Mr. Michaelides was Senior Vice President, Marketing at MTS Allstream Inc., one of Canada’s largest business telecommunications service providers. Before that he held various positions over a period of 20 years in sales and marketing at Nortel Networks Corporation, culminating in the role of Vice President and General Manager of the global professional services business in 2001. Mr. Michaelides has a Bachelor of Science degree in electrical engineering from the University of Toronto and an MBA from York University (Toronto, Ontario, Canada).
      Ronald G. Wellard joined us in December 2003 as Vice-President, Research and Development and currently holds the position of Vice-President of Product Development. Prior to July 2003, Mr. Wellard was a Vice-President at Nortel Networks Corporation and notably held the position of Product Development Director for Meridian Norstar from 1994 to 1999. Mr. Wellard has a Bachelor of Applied Science, Systems Design Engineering degree from the University of Waterloo (Ontario, Canada).
Board of Directors
      Our board of directors currently consists of seven members. Our articles of incorporation provide that the board of directors is to consist of a minimum of one and a maximum of 10 directors as determined from time to time by the shareholders, and permit the directors to appoint additional directors in accordance with the Canada Business Corporations Act (“CBCA”) within any fixed number from time to time authorized by the shareholders. Shareholders have authorized a fixed number of eight directors. We currently have one vacancy on our board. The term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, one quarter of our directors must be resident Canadians as defined in the CBCA.
      There are no family relationships among any of our directors or executive officers.
Committees of the Board
      The standing committees of our board of directors consist of an audit committee and a compensation committee. We intend to create a nominating and corporate governance committee effective upon the completion of this offering. We intend to appoint additional directors following completion of this offering in order to satisfy the independence requirements of the Nasdaq National Market, rules and regulations of the SEC and guidelines of the Canadian provincial securities regulatory authorities.
      Audit Committee. Upon completion of the offering, our audit committee will be comprised of Messrs.                         ,                     and                     . Our board of directors has determined that each of these directors currently meets the independence requirements of the Nasdaq National Market, the Canadian provincial securities regulatory authorities and the rules and regulations of the SEC.
      The principal duties and responsibilities of our audit committee are to assist our board of directors in discharging its oversight of:

•	the integrity of our financial statements and accounting and financial process and the audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditor’s qualifications and independence;

•	the work and performance of our financial management, internal auditor and external auditor; and

•	our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, risk management and ethics established by management and our board.
      Our audit committee has access to all books, records, facilities and personnel and may request any information about our company as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the committee.
      Our audit committee also reviews and approves related party transactions and prepares reports for the board of directors on such related party transactions.
      Compensation Committee. Our compensation committee is comprised of Messrs.                     ,                     and                     . The principal duties and responsibilities of the compensation committee are to assist our board of directors in discharging its oversight of:

•	compensation, development, succession and retention of the chief executive officer and key employees;

•	the establishment of fair and competitive compensation and performance incentive plans; and

•	the production of an annual report on executive compensation for inclusion in our public disclosure documents.
      Nominating and Corporate Governance Committee. We expect that our nominating and corporate governance committee will be comprised of Messrs.                     ,                     and                     . The principal duties and responsibilities of the nominating and corporate governance committee will be to assist our board of directors as follows:

•	to identify candidates for membership on our board of directors and to recommend for election to our board of directors qualified director candidates;

•	to develop and recommend to our board of directors, and implement and assess, effective corporate governance principles; and

•	to oversee and assess the functioning of our board and committees of the board of directors.
Director Compensation
      Our directors who are not also employees are reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Directors are also eligible to participate in our stock option plan.
      Non-employee directors are compensated with either cash or stock options in lieu of cash. The number of options granted is calculated using the cash value divided by the Black-Scholes value at the time of grant.

      The remuneration for non-employee directors is based on the following (converted from Canadian dollars at a rate of C$1.00 = U.S.$0.86):

Annual service on the board of directors (other than the Chair)		$12,900
Annual service as the Chair of the board of directors		$51,600
Annual service as a member of the audit committee (other than the Chair)		$4,300
Annual service as the Chair of the audit committee		$12,900
Annual service as a member of other standing committees (other than the Chair)		$2,150
Annual service as the Chair of other standing committees		$6,450
Meeting fees	$	Nil
      In addition, each of our non-employee directors is granted options to purchase common shares annually at an exercise price equal to the fair market value of those shares on the date of grant.
     Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Executive Compensation
      The following table sets forth a summary of compensation paid during the fiscal year ended April 24, 2005 to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers (the “Named Executive Officers”).
Summary Compensation Table

			Long Term Compensation
	Annual Compensation
			Securities Underlying	All Other
Name And Principal Position	Salary	Bonus	Options Granted	Compensation

Donald W. Smith — Chief Executive Officer(1)	$592,897	—	2,000,000 Common Shares	$9,480	(4)
Paul A.N. Butcher — President and Chief Operating Officer(1)	$395,409	—	1,500,000 Common Shares	$38,473	(5)
Steven E. Spooner — Chief Financial Officer(1)	$217,252	$82,243	425,000 Common Shares	$9,480	(6)
Graham Bevington — Vice President and Managing Director, Europe, Middle East and Africa Region(2)	$280,247	—	400,000 Common Shares	$52,520	(7)
Roger K. Fung — Vice President and Managing Director, Asia Region(3)	$275,600	—	—	—

(1)	Compensation paid in Canadian dollars, but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York for fiscal 2005 of Cdn. $1.00 = U.S. $0.79.

(2)	Compensation paid in British Pounds Sterling, but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York for fiscal 2005 of GPB £1.00 = U.S. $1.85.

(3)	Compensation paid in Hong Kong Dollars, but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York for fiscal 2005 of HKD $1.00 = U.S. $0.13.

(4)	Mr. Smith’s other compensation is a car allowance of $9,480.

(5)	Mr. Butcher’s other compensation is comprised of a car allowance of $14,220 and a company contribution to our deferred share unit plan of $24,253.

(6)	Mr. Spooner’s other compensation is a car allowance of $9,480.

(7)	Mr. Bevington’s other compensation is a car allowance of $25,166 and a company contribution to a defined benefit plan of $27,354.

Option Grants In the Last Fiscal Year
      The following table sets forth information regarding options for the purchase of common shares granted during the fiscal year ended April 24, 2005 to our directors and Named Executive Officers.

					Market Value
	Number of				of Common
	Common		Percent of	Exercise Price	Shares
	Shares		Total Options	Per Common	Underlying
	Underlying		Granted to	Share	Options on
	Options		Employees in	($/Common	Date of
Name	Granted(1)		Fiscal Year	Share)(2)	Grant(3)	Expiration Date

Donald W. Smith	2,000,000		13.30%	$0.86		July 26, 2009
Paul A.N. Butcher	1,500,000		9.97%	$0.86		July 26, 2009
Steven E. Spooner	225,000		1.50%	$0.86		July 26, 2009
	75,000		0.50%	$0.86		September 9, 2009
	25,000		0.17%	$0.86		December 9, 2009
	100,000		0.66%	$0.86		March 17, 2010
Graham Bevington	300,000		2.00%	$0.86		July 26, 2009
	100,000		0.66%	$0.86		March 17, 2010
Roger K. Fung	—		—	—	—	—
Dr. Terence H. Matthews	65,934		0.44%	$0.86		July 15, 2009
Peter D. Charbonneau	52,198		0.35%	$0.86		July 15, 2009
Kirk K. Mandy	35,714		0.24%	$0.86		July 15, 2009
Gilbert S. Palter	—	(4)	—	—	—	—
Guthrie J. Stewart	—	(4)	—	—	—	—

(1)	The options vest as to 25% on the first anniversary of the date of grant and as to an additional 25% each year thereafter.

(2)	Option exercise prices have been set in Canadian dollars but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86.

(3)	Values based on the midpoint of the public offering price range set forth on the cover page of this prospectus.

(4)	Options to purchase 60,440 common shares have been granted to EdgeStone Capital Equity Fund II Nominee, Inc. in connection with Mr. Palter and Mr. Stewart acting as directors of Mitel. Mr. Palter is the Chief Investment Officer and Managing Partner and Mr. Stewart is a Partner of EdgeStone Capital Partners, L.P.
Options Held and Fiscal Year-End Option Values
      The following table shows the number of options to purchase common shares held by our Named Executive Officers. The value of unexercised in-the-money options of those persons has been based on an estimated initial public offering price of $           per share.

	Number of Common Shares			Value of Unexercised In-the-
	underlying Unexercised Options at			Money Options at
	April 24, 2005			April 24, 2005

Name	Vested		Unvested	Vested	Unvested

Donald W. Smith	3,000,000	(1)	2,000,000	$	$
Paul A.N. Butcher	1,000,000	(2)	1,500,000
Steven E. Spooner(3)	—		425,000
Graham Bevington(4)	—		400,000
Roger K. Fung(5)	25,000		25,000

(1)	Options to acquire common shares granted to Mr. Smith from the holdings of Dr. Matthews at an exercise price of C$3.50 ($3.01 based on the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86).

(2)	Options to acquire common shares granted to Mr. Butcher from the holdings of Dr. Matthews at an exercise price of C$3.50 ($3.01 based on the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86).

(3)	On July 27, 2005 Mr. Spooner was granted an additional 575,000 options with an exercise price of C$1.00 ($0.86 based on the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86)

(4)	On July 27, 2005 Mr. Bevington was granted an additional 150,000 options with an exercise price of C$1.00 ($0.86 based on the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86)

(5)	On July 27, 2005 Mr. Fung was granted an additional 50,000 options with an exercise price of C$1.00 (U.S.$0.86 based on the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = U.S.$0.86)
Stock Option and Other Compensation Plans
     2001 Employee Stock Option Plan
      Our 2001 stock option plan was initially approved by our shareholders on March 6, 2001. All of (a) our non-employee directors, (b) our full-time employees and officers, (c) employees, officers and directors of any of our subsidiaries and affiliates, and (d) any of our consultants and consultant companies are eligible to participate in the stock option plan. There are no other service requirements or prerequisites to participation in the stock option plan.
      A total of 25,000,000 common shares are authorized for issuance under the stock option plan. As of March 31, 2006, there were outstanding options to purchase 20,756,644 common shares and the availability to issue further options to purchase 4,175,050 shares under our stock option plan. Appropriate adjustments will be made to the number of authorized shares under our stock option plan and to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split, dividend or other change in our capital structure in order to account for the changed circumstances.
      Shares subject to outstanding awards under the stock option plan which lapse, expire or are forfeited or terminated will again become available for grants under the stock option plan. The stock option plan contains change of control provisions which accelerate vesting of options under certain circumstances. Other than the options held by Mr. Smith and Mr. Butcher, no acceleration to the vesting of any of our outstanding options will occur as a result of the completion of this offering.
     Deferred Share Unit Plan
      On December 9, 2004, we adopted a deferred share unit plan in order to promote a greater alignment of interests among two members of our senior management staff and our shareholders. Our previous supplemental executive retirement plan was wound up and terminated by us in favor of the deferred share unit plan.
      Each deferred share unit entitles the holder to receive a cash lump sum payment equal to the market value of our common shares within one year of cessation of employment. Deferred share units are not considered shares, nor is the holder of any deferred share unit entitled to voting rights or any other rights attaching to the ownership of shares. The number of deferred share units that may be awarded to a participant in any calendar year under our deferred share unit plan is equal to 15% of the participant’s annual salary, less the maximum amount of the participant’s eligible retirement savings plan contributions in that particular taxable year. Within a year of a participant’s cessation of employment with us, such participant will receive a lump sum payment in cash having a value equal to the number of deferred share units recorded on his account multiplied by the market value of our common shares, less any applicable withholding taxes. Our deferred share unit plan is administered by our Compensation Committee.
      Currently, Paul Butcher, our President and Chief Operating Officer, is the only executive officer to participate in our deferred share unit plan. One other member of our senior management staff also participates in our deferred share unit plan. As at December 31, 2005, 340,612 deferred share units have been awarded to Mr. Butcher under our deferred share unit plan, of which 242,062 of those units represent the value of his interest in our supplementary executive retirement plan (being C$242,062), which was transferred by us to the deferred share unit plan on May 31, 2005.
Options
      The following chart sets out, as of March 31, 2006, information regarding outstanding options granted under our stock option plan during the fiscal years 2004, 2005 and 2006.

		Common Shares	Exercise
	Fiscal Year	underlying	Price ($) per	Expiration
Category	of grant(1)	Options Granted	Common Share(2)	Date

All of our executive officers and
past executive officers (17)	2004	76,000	$0.86	2009
	2005	5,854,132	$0.86	2010
	2006	1,633,894	$0.86	2011
All of our directors and past directors
who are not also executive officers (4)	2004	52,000	$0.86	2009
	2005	131,868	$0.86	2010
	2006	224,974	$0.86	2011
All of our other employees or past
employees (1,629)	2004	242,000	$0.86	2009
	2005	7,979,946	$0.86	2010
	2006	2,832,732	$0.86	2011
	2006	210,400	$1.00	2011
All of our consultants (11)	2004	—	$0.86	2009
	2005	125,604	$0.86	2010
	2006	30,000	$0.86	2011
	2006	36,483	$1.00	2011

Grand Total		19,430,033

(1)	No options were granted during the Transition Period.

(2)	Options are granted with an exercise price in Canadian dollars but converted to U.S. dollars at the noon buying rate per Federal Reserve Bank of New York on March 31, 2006 of C$1.00 = $0.86.
Employment Agreements
      Donald W. Smith. Donald Smith is employed as our Chief Executive Officer, reporting to the Chairman of our board of directors. Effective as of April 17, 2001, we executed an Amended and Restated Employment Agreement with Mr. Smith. Mr. Smith is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Smith is terminated without cause, he will receive a severance payment totalling 24 months’ salary and bonus compensation (paid over a 24-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Smith is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, continued vesting of options for one year. Mr. Smith receives a base salary of C$750,000, monthly car allowance of C$1,000, stock options and senior management benefits and perquisites. Mr. Smith is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee. Mr. Smith’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
      By way of a letter agreement between Mr. Smith and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our common shares with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Smith expire on March 1, 2012.
      Paul A.N. Butcher. Paul Butcher is employed as our President and Chief Operating Officer, reporting to our Chief Executive Officer. Effective as of February 16, 2001, we executed an Amended and Restated Employment Agreement with Mr. Butcher. Mr. Butcher is employed for an indefinite term, subject to termination in accordance with the terms of his employment agreement, as amended. If Mr. Butcher is terminated without cause, he will receive a severance payment totalling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Butcher is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Butcher receives a base salary of C$500,000, monthly car allowance of C$1,500, stock options and senior management benefits and perquisites. Mr. Butcher is also entitled to receive an annual bonus payment in an amount determined by the Compensation Committee, in its sole discretion. Mr. Butcher’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.
      By way of a letter agreement between Mr. Butcher and Dr. Matthews dated March 1, 2002, as amended, Dr. Matthews granted to Mr. Butcher options to purchase 1,000,000 of our common shares with an exercise price of C$3.50 from the holdings of Dr. Matthews. All of these options have vested and none have been exercised. These options to Mr. Butcher expire on March 1, 2012.
      Graham Bevington. Graham Bevington is employed as our Vice President and Managing Director, Europe, Middle East and Africa Region, reporting to the President and Chief Operating Officer. Mr. Bevington is employed for an indefinite term, subject to termination in accordance with the terms of his employment letter agreement, as amended. If Mr. Bevington is terminated without cause, he will receive a minimum of six months’ notice of termination. Mr. Bevington receives a base salary of £113,400, monthly car allowance of $2,100, stock options and senior management benefits and perquisites. Mr. Bevington is also entitled to receive an annual bonus payment related to his achievement of defined targets. Mr. Bevington’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property.
      Steven E. Spooner. Steven Spooner is employed as our Chief Financial Officer, reporting to our Chief Executive Officer. Effective as of January 1, 2006, we executed an Employment Agreement with Mr. Spooner under which he is employed for an indefinite term, subject to termination in accordance with its terms. If Mr. Spooner is terminated without cause, he will receive a severance payment totalling 18 months’ salary and bonus compensation (paid over an 18-month period), plus benefit continuation and continued vesting of options for the same period. Upon death or disability, Mr. Spooner is entitled to a lump sum payment of one year’s total salary plus bonus, and, in addition, accelerated vesting of 25% of any remaining unvested options. Mr. Spooner receives a base salary of C$300,000, monthly car allowance of C$1,000, stock options and senior management benefits and perquisites. Mr. Spooner is also entitled to receive an annual bonus payment of up to 50% of his annual base salary, in an amount determined by the Compensation Committee, in its sole discretion. Mr. Spooner’s employment agreement contains provisions addressing confidentiality, non-disclosure, non-competition and ownership of intellectual property. In the event of a change in control there is accelerated vesting of 100% of any remaining unvested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Set forth below is a description of transactions between us and persons or entities that are deemed to be related parties to us.
BreconRidge Manufacturing Solutions Corporation
      We have or had the following agreements and related transactions involving BreconRidge, a company in which, as of March 31, 2006 (a) Dr. Matthews holds approximately a 28.81% ownership interest, and (b) EdgeStone holds approximately a 48.15% ownership interest. EdgeStone is one of our shareholders and two of our directors are partners of EdgeStone and directors of BreconRidge. One of these directors is the Chairman of the BreconRidge board of directors.
Outsourcing of Manufacturing and Repair Operations
      In connection with the sale of our manufacturing operations to BreconRidge in 2001, we entered into a supply agreement with BreconRidge dated August 30, 2001, as amended. Under this agreement, BreconRidge has agreed to manufacture certain products for us and to provide repair and related services under terms and conditions reflecting what management believes were prevailing market conditions at the time we entered into the agreement. This agreement expires on December 31, 2007, subject to automatic one year renewal periods.
      The supply agreement with BreconRidge does not contain any minimum purchase requirements. We periodically renegotiate manufacturing pricing with BreconRidge and, where appropriate, retain a consultant and obtain quotes for manufacturing from independent manufacturers and for raw materials from suppliers. Under the terms of the supply agreement, we are not obligated to purchase products from BreconRidge in any specific quantity unless and until a binding purchase order has been issued. We may be obligated to purchase certain excess inventory levels from BreconRidge that could result from our actual sales varying from forecasts we provide. BreconRidge is required to purchase our raw material inventory before turning to third party suppliers for raw materials. During the nine months ended January 31, 2006, we purchased $72.3 million of products and services from BreconRidge and sold $0.2 million of raw material inventory to BreconRidge under this agreement. As at the end of the nine months ended January 31, 2006, balances payable by us pursuant to this agreement amounted to $24.9 million and balances receivable by us pursuant to this agreement amounted to $1.1 million.
      Pursuant to the terms of the supply agreement, we may supply to or purchase from BreconRidge certain tools used in the manufacturing process on a monthly basis. These manufacturing tools are capitalized by us as part of fixed assets and are depreciated over their estimated useful lives. During the nine months ended January 31, 2006, manufacturing tools purchased from BreconRidge pursuant to the terms of the supply agreement amounted to $0.3 million.
      BreconRidge is prohibited from discontinuing or refusing to manufacture our products for any reason other than an event of force majeure or in the event of an uncured default by us. The supply agreement may be terminated by either party at any time after December 31, 2007 on not less than 180 days prior notice or in the event of an uncured material breach by, or change in control of, the other party. This offering will not result in a change of control under the agreement.
Management Services
      On August 30, 2001, we also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements (described below), as well as human resources and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During the nine-month period ended January 31, 2006 we provided services valued at $0.4 million under these agreements. As at January 31, 2006 there was $0.1 million outstanding pursuant to these agreements.

Leased Property:
      On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing facilities in Ottawa totaling approximately 160,000 square feet, under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. The sublease agreement expires on August 31, 2006. BreconRidge vacated the premises in 2004 and we do not expect the sublease agreement will be renewed. During the nine months ended January 31, 2006, we earned $1.7 million of rental income for these leased premises.
      On August 31, 2001, we entered into a sublease agreement, as sublessor, with BreconRidge for certain office and manufacturing space located in Caldicot, United Kingdom totaling 94,161 square feet under terms and conditions reflecting what management believed were prevailing market conditions at the time the sublease was entered into. On August 31, 2005, we sold the Caldicot property and the sublease was assigned to the new owner and we no longer receive rental income. During the nine months ended January 31, 2006, we earned $0.6 million of rental income for the leased premises.
Brookstreet Research Park Corporation
      Our Corporate Head Offices (located in Ottawa, Canada) totaling approximately 512,000 square feet are leased from Brookstreet Research Park Corporation (formerly known as Mitel Research Park Corporation), a company controlled by Dr. Matthews, under terms and conditions reflecting what management believes were prevailing market conditions at the time the lease was entered into, for a period of 10 years, expiring on February 15, 2011. During the nine months ended January 31, 2006, we incurred $5.4 million of rent expense for the leased premises.
March Networks Corporation
      We have, or during the past three years have had, the following agreements involving March Networks, a company in which Dr. Matthews owned directly or indirectly approximately 28.47% of the issued and outstanding shares, as of March 31, 2006, and of which he is the chairman of the board of directors.
      On September 21, 2001, we entered into an alliance agreement, as amended, with March Networks Corporation. The alliance agreement contemplated that we and March Networks would enter into subsequent joint development agreements for the development of future products. To date, we and March Networks have not entered into any joint development agreements and we do not anticipate that we will do so in the future. The alliance agreement automatically terminated on March 31, 2005.
      On October 10, 2002, we entered into the Technology Partnerships Canada Agreement with Her Majesty the Queen in Right of Canada, Mitel Knowledge Corporation and March Networks pursuant to which we and March Networks agreed to carry out a research and development project in consideration of a grant by Industry Canada in the amount of the lesser of (i) 25% of project cost elements incurred by us, March Networks and Mitel Knowledge Corporation and (ii) C$60 million. See “Description of Share Capital — Warrants — Technology Partnerships Canada Warrants.”
      We also entered into a referral and teaming agreement effective as of October 31, 2003, as amended, with March Networks pursuant to which we have agreed to sell March Networks’ products in return for the payment by March Networks of a commission to us equal to 15% of each sale of March Networks’ products made through our channel partners. During the nine month period ended January 31, 2006, we purchased $0.2 million in products and services and earned insignificant amounts in commission from March Networks under this agreement. This agreement expired on October 31, 2005 and was not renewed.
Zarlink Semiconductor Inc.
      We have or had during the past three years the following agreements involving Zarlink, a company which holds 4.88% of our shares, as of March 31, 2006. The CEO and President of Zarlink, Kirk Mandy, sits on our board of directors.

Supply Agreement:
      We entered into a non-exclusive supply agreement dated February 16, 2001, as amended, with Zarlink pursuant to which Zarlink has agreed to supply semiconductor components to us under terms and conditions reflecting what management believes were prevailing market conditions at that time. The initial term of the agreement is 10 years with subsequent automatic annual renewals. During the nine months ended January 31, 2006, we paid Zarlink insignificant amounts for supplies under this agreement.
      Under the terms of the supply agreement, Zarlink is obligated to place into escrow all of its know-how, improvements and new technology with respect to the manufacture of hybrid devices and IP-based communications products that are purchased by us. The escrowed materials are to be released to us in the event of bankruptcy, receivership, issuance of a last-time buy notification, discontinuance of manufacture, transfer of the hybrid or IP communications business in whole or in part to another party (if the party fails to assume the obligations of Zarlink with respect to the hybrid or IP-based communications products), or a material breach of the agreement by Zarlink which remains uncured for 30 days.
      Under the terms of the supply agreement, Zarlink granted us a non-exclusive license in the Zarlink intellectual property, Zarlink improvements, and Zarlink-developed new technology relating to the supplied components. We have the limited right to grant sublicenses only to semiconductor second source suppliers for the manufacture of hybrid and semiconductor components which incorporate our intellectual property.

Intellectual Property License Agreement:
      On February 16, 2001, we entered into an intellectual property license agreement with Zarlink pursuant to which Zarlink licensed to us certain intellectual property retained by Zarlink at the time the communications systems business of Zarlink was sold to us. Under this agreement, Zarlink granted us a non-personal, limited, assignable, royalty free, perpetual, irrevocable, non-exclusive, worldwide license, including the right to sublicense, the licensed intellectual property to make, use, have made, develop, offer for sale, or otherwise exploit the licensed products which utilize or embody the licensed intellectual property. We are restricted from sublicensing the licensed intellectual property to allow the manufacture of semiconductors, other than for use in our business, and from granting a license assigning or granting a security interest in any of the licensed intellectual property to a third party involved in the research and development or sale of products or services that are competing with our own.
      If Zarlink is wound up or takes any material steps with regard to bankruptcy proceedings or otherwise ceases to carry on business, the agreement provides that all right, title and interest in and to the licensed intellectual property will be transferred over to us.
      We were also a party to the following agreements with Zarlink, which have terminated:

•	a non-competition and non-solicitation agreement among us, Zarlink and its subsidiaries, Wesley Clover, and Dr. Matthews, dated February 16, 2001; and

•	a lease between us and Zarlink Semiconductor Limited, a subsidiary of Zarlink, for premises in Caldicot, United Kingdom, which we assigned in connection with the sale of the Caldicot property on August 31, 2005.
Other Transactions
      We have entered into technology transfer, technology licensing and distribution agreements with each of the following companies related to Dr. Matthews under terms reflecting what management believes were prevailing market conditions at the time the agreements were entered into: NewHeights Software Corporation, Encore Networks, Inc., Natural Convergence Inc. and MKC Corporation. These companies develop technology that we integrate with, distribute or sell alone or as part of our own products.

•	NewHeights Software (a corporation controlled by Owen Matthews, who is related to Dr. Matthews) may be deemed a related party because Dr. Matthews indirectly owns approximately 8.3% of that company. During the nine months ended January 31, 2006, we paid

NewHeights $1.9 million in software royalties relating to a customized desktop communication management software application which we integrate and distribute as Your Assistant. We also received $0.1 million of rental and other income from New Heights during the nine months ended January 31, 2006.

•	Encore Networks may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 90% of that company. During the nine months ended January 31, 2006, we paid Encore $0.2 million for the purchase of certain signaling conversion hardware and software which we distribute as part of our product line and for other services.

•	MKC Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 80% of that company. During the nine months ended January 31, 2006, we paid MKC $nil for the purchase of SIP-based equipment and software components. However, on April 1, 2006, we entered into a purchase and sale agreement whereby we purchased certain SIP-based IP assets from MKC. The purchase price for the assets is payable in the form of a royalty equal to $0.50 for each Mitel SIP-enabled IP desktop device we sell over the next five years, up to a maximum royalty value, in the aggregate, of C$1.3 million.

•	Natural Convergence may be deemed to be a related party because Dr. Matthews directly or indirectly owns approximately 12% of that company. During the nine months ended January 31, 2006, we paid Natural Convergence $0.5 million for a non-exclusive, worldwide software license and other hardware and software products associated with our Mitel 3600 Hosted IP Key System product.

      In addition, we purchased services from the following companies related to Dr. Matthews:

•	Celtic Tech Jet Limited may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During the nine months ended January 31, 2006, we paid less than $0.1 million to Celtic Tech Jet Limited for chartered plane rentals.

•	Brookstreet Hotel Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During the nine months ended January 31, 2006, we paid $0.2 million to Brookstreet Hotel Corporation for accommodations and meeting space.

•	The Celtic Manor Resort Limited may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During the nine months ended January 31, 2006, we paid $0.1 million to The Celtic Manor Resort Limited for accommodations and meeting space.

•	Wesley Clover Corporation may be deemed to be a related party because Dr. Matthews directly or indirectly wholly owns that company. During the nine months ended January 31, 2006, we paid less than $0.1 million to Wesley Clover Corporation for various services.
      In the normal course of business, we may enter into purchase and sale transactions with other companies related to Dr. Matthews under terms reflecting what management believes are then-prevailing market conditions.
      The audit committee reviews and approves related party transactions to ensure that the terms are fair and reasonable to us and to ensure that corporate opportunities are not usurped. The audit committee provides a report to the board of directors which includes:

•	a summary of the nature of the relationship with the related party and the significant commercial terms of the transaction such as price and total value;

•	the parties to the transaction;

•	an outline of the benefits to us of the transaction;

•	whether terms are at market and whether they were negotiated at arms length; and

•	for related party transactions involving our officers or directors, whether there has been the loss of a corporate opportunity.
      By way of letter agreements between Dr. Matthews and each of Mr. Donald Smith, our Chief Executive Officer and Mr. Paul Butcher, our President and Chief Operating Officer, dated, in each case, March 1, 2002, as amended, Dr. Matthews granted to Mr. Smith options to purchase 3,000,000 of our common shares and to Mr. Butcher options to purchase 1,000,000 of our common shares owned by Dr. Matthews. Any proceeds on the exercise of these options will be payable by Mr. Smith and Mr. Butcher to Dr. Matthews and not to us. The options granted to Mr. Smith and Mr. Butcher expire on March 1, 2012. A similar agreement was entered into between Mr. Peter Charbonneau, one of our directors, and Dr. Matthews on February 16, 2001, as amended, for 900,000 of our common shares owned by Dr. Matthews. These options granted to Mr. Charbonneau expire on February 16, 2011. As of March 31, 2006, all of these options had vested and none had been exercised.
Registration Rights
      In connection with a financing on April 23, 2004, we entered into a registration rights agreement with EdgeStone, Dr. Matthews and other shareholders in which we agreed to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United States and/or Canada. Mr. Palter and Mr. Stewart who are directors of Mitel are the Managing Partner and a Partner of EdgeStone, respectively. See “Description of Share Capital — Registration Rights.”

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common shares on March 31, 2006 and after giving effect to the completion of this offering and shows the number of shares and percentage of outstanding common shares owned by:

•	each person or entity who is known by us to own beneficially 5% or more of our common shares;

•	each of the other selling shareholders;

•	each member of our board of directors;

•	each of the Named Executive Officers; and

•	all members of our board of directors and our executive officers as a group.
      Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities held by that person that are exercisable or convertible within 60 days of the determination date, which in the case of the following table is March 31, 2006. Shares issuable pursuant to exercisable or convertible securities are deemed to be outstanding for computing the percentage ownership of the person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on 211,088,547 common shares outstanding as of March 31, 2006, and                     common shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option. Immediately prior to the closing of this offering, approximately           % of the common shares will be held by residents of the United States and there will be                     shareholders of record in the United States. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

			Common Shares to be Sold
	Before this Offering		in this Offering	After this Offering

Name and Address of Beneficial Owner(1)	Number	%	Number	Number	%

Five Percent Shareholders:
Dr. Terence H. Matthews(2)	135,506,902	64
EdgeStone Capital Equity Fund II Nominee, Inc.(3)	25,015,100	12
Technology Partnerships Canada(4)	20,682,335	9
Power Technology Investment Corporation(5)	16,000,000	8
Other Selling Shareholders:
Executive Officers and Directors:
Dr. Terence H. Matthews(2)	135,506,902	64
Donald W. Smith(6)	3,526,250	2
Paul A.N. Butcher(7)	1,480,996	*
Peter D. Charbonneau(8)	1,100,241	*
Kirk K. Mandy(9)	151,798	*
Gilbert S. Palter(3)	0	*
Guthrie J. Stewart(3)	0	*
Steven E. Spooner(10)	182,750	*
Graham Bevington(11)	111,648	*
Roger K. Fung(12)	391,762	*
All directors and executive officers as a group (14 persons)(13)	142,641,343	66

*	Less than 1%.

(1)	Except as otherwise indicated, the address for each beneficial owner is c/o Mitel Networks Corporation, 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7.

(2)	Of this total, 90,000,000 common shares are registered in the name of Wesley Clover Corporation, 4,555,169 common shares are registered in the name of Celtic Tech Jet Limited and 40,897,750 Series B Preferred Shares are registered in the name of Dr. Matthews, and 53,983 common shares are issuable upon the exercise of options at exercise prices ranging from C$1.00 to C$2.75.

(3)	EdgeStone is the beneficial owner of 25,015,100 common shares. Gilbert Palter and Guthrie Stewart are partners of EdgeStone. This total includes 15,100 vested options at an exercise price of C$1.00 that have been granted to EdgeStone for director services provided by Mr. Palter and Mr. Stewart. The address for EdgeStone, Mr. Palter and Mr. Stewart is c/o EdgeStone Capital Partners, L.P., The Exchange Tower, Suite 600, 130 King Street West, Toronto, Ontario, Canada M5X 1A6.

(4)	The common shares are issuable upon the exercise of warrants pursuant to the agreement entered into with Her Majesty the Queen in Right of Canada. The address for Technology Partnerships Canada is 10th Floor, 300 Slater Street, Ottawa, Ontario, Canada K1A 0C8. There are a total of 35,785,410 warrants outstanding, of which 20,682,335 are exercisable within 60 days of the determination date.

(5)	The address for Power Technology Investment Corporation is 751 Square Victoria, Montreal, Quebec, Canada, H2Y 3J3.

(6)	Includes options to acquire 3,000,000 common shares granted to Mr. Smith from the holdings of Dr. Matthews at an exercise price of C$3.50, and 500,000 common shares issuable upon the exercise of options at an exercise price of C$1.00.

(7)	Includes options to acquire 1,000,000 common shares granted to Mr. Butcher from the holdings of Dr. Matthews at an exercise price of C$3.50, and 375,000 common shares issuable upon the exercise of options at an exercise price of C$1.00.

(8)	Of this total, 17,998 common shares are registered to Peter Charbonneau Trust #2, a trust of which Mr. Charbonneau is the sole trustee, and 124,194 common shares are registered to Mr. Charbonneau’s wife, Joan Charbonneau. Includes options to acquire 900,000 common shares granted to Mr. Charbonneau from the holdings of Dr. Matthews at an exercise price of C$3.50 and options to acquire 58,049 common shares from us at exercise prices ranging from C$1.00 to C$2.75.

(9)	Includes 43,928 common shares which are issuable upon the exercise of options at exercise prices ranging from C$1.00 to C$2.75.

(10)	Of this total, 76,500 common shares are registered to the Spooner Children Trust, a trust of which Mr. Spooner is one of three trustees, and 106,250 common shares issuable upon the exercise of options at an exercise price of C$1.00.

(11)	Includes 100,000 common shares which are issuable upon the exercise of options at an exercise price of C$1.00.

(12)	Includes 37,500 common shares which are issuable upon the exercise of options at an exercise price of C$2.75.

(13)	Includes options to acquire 3,000,000 common shares, 1,000,000 common shares and 900,000 common shares granted from the holdings of Dr. Matthews to Mr. Smith, Mr. Butcher and Mr. Charbonneau, respectively. Also includes 1,408,460 common shares issuable upon the exercise of options that are exercisable within 60 days of the determination date.

DESCRIPTION OF SHARE CAPITAL
General
      The following is a summary of the rights of our common shares and preferred shares as set forth in our articles of incorporation and corporate by-laws and certain related sections of the Canada Business Corporations Act, or CBCA. For more detailed information, please see our articles of incorporation and corporate by-laws.
      Our share capital consists of outstanding common shares, Series A Preferred Shares and Series B Preferred Shares. All information in this prospectus assumes that all of the Series A Preferred Shares and Series B Preferred Shares have been converted into common shares, which will occur in connection with the completion of this offering. Effective on completion of the offering we will reorganize our share capital to consist of an unlimited number of common shares, each without par value and an unlimited number of preferred shares, issuable in series, each without par value.
      Immediately following the closing of this offering, assuming the offering size set forth on the cover of this prospectus, we expect to have                     issued and outstanding common shares and no preferred shares. Immediately following the closing of this offering, we also expect to have

•	outstanding vested and unvested options granted pursuant to our stock option plan to acquire 20,756,644 common shares and options available for issue under our stock option plan to acquire 4,175,050 common shares;

•	outstanding warrants held by Technology Partnerships Canada to acquire a total of 35,785,410 common shares without the payment of any additional cash consideration;

•	outstanding warrants held by holders of our convertible notes which convert to 16,500,000 common shares at an exercise price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Noteholder Warrants”); and

•	outstanding convertible notes which convert to a number of common shares determined by dividing the outstanding principal and accrued interest owing on each note by a conversion price calculated in accordance with a formula based on the market price of our common shares (see “Description of Convertible Notes — Convertible Notes”).
Common Shares
      The holders of our common shares are entitled to one vote for each share held at any meeting of shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets. Upon completion of the offering, there will be no preemptive, redemption, purchase or conversion rights attaching to the common shares. Our common shares are issued in fully registered form. As of March 31, 2006 approximately 1.2% of our common shares were held by residents of the United States and there were 473 shareholders of record in the United States.
Preferred Shares
      Our preferred shares may be issued in one or more series. Our board of directors may amend our articles of incorporation to fix the authorized number of preferred shares in, and to determine the designation of the shares of, each series and to designate rights, privileges, restrictions and conditions attaching to the shares of each series, including voting rights. Any series of preferred shares is also subject to the rights attached to our preferred shares as a class.

      Our preferred shares are entitled to preference over our common shares with respect to the payment of dividends and the distribution of our assets, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.
      Where we do not pay cumulative dividends in full with respect to a series of our preferred shares, the shares of all series of our preferred shares will participate ratably with respect to the accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. Where amounts payable are not paid in full on our winding-up, or on the occurrence of any other event as a result of which the holders of the shares of all series of our preferred shares are entitled to a return of capital, the shares of all series of our preferred shares will participate ratably in a return of capital in respect of our preferred shares as a class in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.
      We may not create or issue any shares ranking senior to any outstanding series of our preferred shares with respect to the payment of dividends or the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, without first receiving the approval of the holders of that outstanding series of our preferred shares given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at that meeting.
      The rights of holders of our preferred shares to receive notice of, to attend or to vote at any meetings of our shareholders will be set out in the rights and restrictions attaching to each series of our preferred shares. The rights attached to our preferred shares as a class may be amended with, in addition to any approval that may then be prescribed by applicable law, the approval of the registered holders of the preferred shares given by a resolution passed at a meeting by the affirmative vote of not less than two-thirds of the votes cast at such meeting.
      The issuance of preferred shares and the terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common shares or adversely affect the rights and powers, including the voting rights, of the holders of our common shares without any further vote or action by the common shareholders. Any series of preferred shares issued by the board of directors could have priority over the common shares in terms of dividend or liquidation rights or both. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third party to acquire a majority of our outstanding voting shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares.
      We have no current intention to issue any preferred shares.
Warrants
  Technology Partnerships Canada Warrants
      On October 10, 2002 we entered into an agreement with Mitel Knowledge Corporation, March Networks Corporation and Her Majesty the Queen in Right of Canada, (as amended, the “TPC Agreement”), which provided for financing of up to the lesser of 25% of project cost elements incurred by us, March Networks and Mitel Knowledge Corporation and C$60 million for certain research and development activities over a three-year period. The financing was provided through the Technology Partnerships Canada program, which is an initiative of the Government of Canada that is designed to promote economic growth in Canada through strategic investment in technological research, development and innovation. We submitted claims for an aggregate of C$55 million of research and development activities under the TPC Agreement.
      In exchange for the funds received by us under the TPC Agreement, we were required, as of September 30th in each of 2002, 2003, 2004, and 2005 to issue warrants to the Government of Canada. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration.

The number of warrants issued in each year was equal to the amount of contributions paid to us under the TPC Agreement in the immediately preceding 12-month period, divided by the fair market value of our common shares as of the applicable date. We have, to date, issued 35,785,410 warrants which are exercisable into a total of 35,785,410 common shares. As at March 31, 2006, there remained (pending submission of our final project report to TPC) C$1.6 million in funding receivable by us. Upon submission of our final report to TPC in September 2006 and upon receipt by us of the remaining contribution amount, we will issue additional warrants to TPC equal to the C$1.6 million of funding received divided by the fair market value of our common shares. The warrants have no expiry date.
      The following table provides details of the warrants issued (or issuable) to TPC pursuant to the TPC Agreement:

Funding Period				Common shares subject to Warrants
		Funding Received	Funding Receivable
From	To	C$	C$	Date	Number

Oct 2001	Aug 2002	17,002,119	—	Sept 30, 2002	6,182,588
Sept 2002	Jul 2002	13,608,760	—	Sept 30, 2003	6,804,380
Aug 2003	Jun 2004	13,862,943	—	Sept 30, 2004	13,862,943
Jul 2004	Jan 2005	8,935,499	—	Sept 30, 2005	8,935,499
Feb 2005	Apr 2005	—	1,570,108	To be issued when funding received

		53,409,321	1,570,108		35,785,410

Convertible Noteholder Warrants
      On April 27, 2005, we completed a convertible debt financing transaction pursuant to which we issued $55 million aggregate principal amount of convertible notes and warrants to purchase up to, in the aggregate, 16.5 million of our common shares. These warrants have an exercise price (subject to applicable adjustments) (a) prior to the last day of the first 10 trading days following the date of expiry of the lock-up restrictions entered into by a convertible noteholder in connection with this offering, of $1.50 per common share, and (b) thereafter, the lower of (i) $1.50 per common share and (ii) the average closing price for the 10 day trading period immediately following the date of expiry of such lock-up restrictions, which shall be no less than the greater of (A) $1.29 per common share, and (B) 80% of the price per common share in this offering. The warrants expire on April 27, 2009. See “Description of Convertible Notes — Noteholder Warrants.”
Limitations on Liability and Indemnification of Directors and Officers
      Under the CBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The CBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding.
      However, indemnification is prohibited under the CBCA unless the individual:

•	acted honestly and in good faith with a view to our best interests, or the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request;

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and

•	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

      Our by-laws require us to indemnify each of our current or former directors or officers and each individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity.
      Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity.
      We have entered into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify, including but not limited to the indemnity under the CBCA, him or her for losses reasonably incurred by reason of being or having been a director or officer; provided that, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual did not have reasonable grounds for believing that his or her conduct was lawful and in so acting was in breach of the obligations under the indemnity agreement.
      At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.
Other Important Provisions of Our Articles of Incorporation
      The following is a summary of certain other important provisions of our articles of incorporation, by-laws and certain related sections of the CBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of incorporation and by-laws.
Stated Objects or Purposes
      Our articles of incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Directors
      Power to vote on matters in which a director is materially interested. The CBCA states that a director must disclose to us, in accordance with the provisions of the CBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity, of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.
      A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

•	relates primarily to the director’s remuneration as a director, officer, employee or agent of us or an affiliate;

•	is for indemnity or insurance otherwise permitted under the CBCA; or

•	is with an affiliate.
      Directors’ power to determine the remuneration of directors. The CBCA provides that the remuneration of our directors, if any, may be determined by our directors subject to our articles of incorporation and by-laws. That remuneration may be in addition to any salary or other remuneration paid to any of our employees who are also directors.
      Retirement or non-retirement of directors under an age limit requirement. Neither our articles of incorporation nor the CBCA impose any mandatory age-related retirement or non-retirement requirement for our directors. However, our board of directors has adopted Corporate Governance Guidelines which stipulate that no person shall be appointed or elected as a director once the person has reached 75 years of age.
      Number of shares required to be owned by a director. Neither our articles of incorporation nor the CBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.
Action Necessary to Change the Rights of Holders of Our Shares
      Our shareholders can authorize the alteration of our articles of incorporation to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (a) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting, or (b) a resolution consented to in writing by all of the shareholders entitled to vote holding the applicable class or series of shares.
Shareholder Meetings
      We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in Canada, or provided that shareholders agree, anywhere outside Canada.
      Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.
      A notice to convene a meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice is effectively longer. Under the CBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
      A quorum for meetings is two persons present and holding, or represented by proxy, 20% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.
      Holders of our common shares are entitled to attend meetings of our shareholders. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Change of Control
      Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.
Shareholder Ownership Disclosure
      Although applicable securities laws regarding shareholder ownership by certain persons require disclosure, our articles of incorporation do not provide for any ownership threshold above which shareholder ownership must be disclosed.
Ownership and Exchange Controls
      Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
      This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition.
      There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.
      The Investment Canada Act requires any person that is not a “Canadian” as defined in the Investment Canada Act who acquires control of an existing Canadian business, where the acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless, after review, the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Canada Act the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2006 is C$265 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.
      The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.
      There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.
Registration Rights
     2005 Registration Rights Agreement
      Pursuant to the registration rights agreement dated April 27, 2005, (the “2005 Registration Rights Agreement”) among us, Highbridge International LLC, Marathon Special Opportunity Master Fund, Ltd. and Fore Master Convertible Fund, Ltd., the holders of registration rights under this agreement are entitled to the rights described below.
      General Registration Rights. Promptly following the closing of this offering, we will prepare and file a resale shelf registration statement with respect to the registrable common shares (the common shares issuable upon conversion of our convertible notes and the 16,500,000 common shares issuable upon exercise of our warrants) under this agreement and use our reasonable best efforts to cause the resale shelf registration statement to become effective within 180 days to permit resales by the holders upon the expiry of the 180 day lock-up period. If the resale shelf registration statement has not been declared effective by the SEC within 180 days following completion of this offering, we will be required to make additional interest payments on any outstanding convertible notes held by the holders who asked to have their registrable shares included in the resale shelf registration statement.
      Piggyback Registration Rights. If the resale shelf registration statement has not been declared effective, and we register any other securities for public sale on another registration statement, the holders will have the right to include their common shares in the other registration statement. After we complete this offering, we will not register any shares for the benefit of any person other than ourselves before we register the registrable shares held by the holders under the resale shelf registration statement.
      Termination. The rights under this agreement terminate on April 27, 2007.
     2004 Registration Rights Agreement
      Pursuant to the registration rights agreement dated April 23, 2004 (the “2004 Registration Rights Agreement”), among us and EdgeStone Capital Equity Fund II-B GP, Inc., Mitel Systems Corporation, Mitel Knowledge Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, and Wesley Clover Corporation, the holders of registration rights under this agreement are entitled to the rights described below.
      Demand Registration Rights. At any time after 180 days following the closing date of this offering, the holders of at least 10,000,000 of the common shares having registration rights (as adjusted for share splits, consolidation and other similar events) can request that we register all or a portion of their shares, so long as the minimum offering amount for any demand registration is C$8,000,000 (or C$5,000,000 in the case of a short-form registration statement on Form F-3 or S-3). We will not be required to file more than one registration statement pursuant to these demand registration rights within any 12 month period and will be required to file no more than two registration statements in response to these demand registration rights.
      Piggyback Registration Rights. Holders have the right to include their shares in this offering. Additionally, if we register any securities for public sale after this offering pursuant to any registration statement, including pursuant to the 2005 Registration Rights Agreement, the holders will have the right to include their common shares in the registration statement.
      Canadian Offerings. The holders also have rights with respect to demand and piggyback registrations in Canada, which rights are substantially similar to those described in the paragraphs above, with appropriate changes to recognize the differences between U.S. and Canadian offerings.
      Termination. The rights under this agreement terminate five years following the date of this offering.
     Expenses
      We will pay all expenses incurred in connection with registration statements filed pursuant to the registration rights agreements described above up to a maximum of $25,000 per registration statement or Canadian prospectus, except for underwriting discounts and commissions and applicable transfer taxes, which will be paid by the selling shareholders.
     Lock-up Agreements
      Holders of the registration rights under the registration rights agreements described above have agreed not to sell any of their common shares for 180 days following the date of the underwriting agreement in connection with this offering. See “Shares Eligible for Future Sales.”
Transfer Agent, Registrar and Auditor
      Computershare Investor Services Inc., located in Toronto, Ontario is the transfer agent and registrar for our common shares in Canada. Computershare Trust Company, Inc., located in Golden, Colorado, is the transfer agent and registrar for our common shares in the United States.
      Deloitte & Touche LLP, located in Ottawa, Ontario is our independent auditor.

DESCRIPTION OF CONVERTIBLE NOTES
      On April 27, 2005, we completed a convertible debt financing transaction, in which we issued and sold $55.0 million in aggregate principal amount of convertible notes and warrants to purchase 16.5 million of our common shares.
Convertible Notes
      Each of the convertible notes issued and sold to the noteholders contains identical terms and conditions, although the principal amount may vary between noteholders. The convertible notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, (a) prior to the consummation of this offering, at the London Inter-Bank Offer Rate plus 5%, and (b) following consummation of this offering, at London Inter-Bank Offer Rate plus 2.5%.

Conversion
      Each noteholder is entitled to convert any portion of the balance of the principal and accrued interest outstanding on its convertible note into our common shares, with the number of common shares to be received being determined by dividing the outstanding principal and accrued interest owing on each convertible note by a conversion price (the “Conversion Price”) calculated (subject to applicable adjustments) following completion of this offering on the basis of a formula that is 110% of the lower of (a) the price per common share in this offering, and (b) the higher of (i) the average 10-day trading price of our common shares on the Nasdaq National Market immediately following the date of expiry of the lock-up restrictions entered into by a noteholder in connection with this offering and (ii) 80% of the price per common share in this offering.

Default
      In the event of an uncured default under the convertible notes, the noteholders have the right to accelerate and require us to redeem all or any portion of the convertible notes at a price equal to the principal plus accrued interest of the convertible notes then outstanding.

Fundamental Change
      In the event of a fundamental change that occurs prior to the maturity date, each noteholder will have the option to either convert all or a portion of its convertible note into our common shares or obligate us to repurchase all or a portion of the convertible note principal and accrued interest. In the event of conversion, each convertible noteholder will receive a number of common shares determined by dividing the outstanding principal and accrued interest owing on the convertible note(s) by the Conversion Price. Under the terms of the convertible notes, a fundamental change includes the sale of all or substantially all of our property or assets, a change of control, shareholder approved liquidation or dissolution, a merger or acquisition, or the number of shares in our capital held directly or indirectly by Dr. Matthews falling below 115,000,000 (subject to adjustments for splits and consolidations to our shares and other similar events).

Make-Whole Premium
      In addition, each noteholder that converts in connection with a fundamental change which occurs on or after November 1, 2007 will be entitled to receive a make-whole premium in the form of additional common shares or cash. The make-whole premium is determined based on the amount by which the share price at the time of the fundamental change exceeds the price per share under the offering. The amount of the make-whole premium decreases (i) the larger the increase in the share price from the price per share under the offering, and (ii) the longer the period of time that has passed from the date of the closing of the offering. The amount will be zero on or after May 1, 2010. The maximum amount payable in respect of the make whole payment would represent an additional 23% of the common shares otherwise issuable to such holder on conversion or the equivalent value in cash.

Noteholder Warrants
      The noteholder warrants have an exercise price (subject to applicable adjustments) (a) prior to the last day of the first 10 trading days following the date of expiry of the lock-up restrictions entered into by a noteholder in connection with this offering, of $1.50 per common share, and (b) thereafter, the lower of (i) $1.50 per common share and (ii) the average closing price for the 10-day trading period immediately following the date of expiry of such lock-up restrictions which shall be no less than the greater of (A) $1.29 per common share, and (B) 80% of the price per common share in this offering. The noteholder warrants expire on April 27, 2009. Each of the warrants has been issued and sold to the noteholders on identical terms and conditions, although the number of warrants granted may vary between noteholders.
Registration Rights Agreement:
      In connection with the convertible debt financing, we entered into the 2005 Registration Rights Agreement. Pursuant to the 2005 Registration Rights Agreement, we agreed to make certain arrangements with respect to the registration of the shares issuable (after conversion of the convertible notes and exercise of the warrants) to the noteholders under the applicable securities laws of the United States. See “Description of Share Capital — Registration Rights.”

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no public market for our common shares. Future sales or the availability for sale of substantial amounts of our common shares in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through future sales of our securities.
      Upon completion of this offering, a total of                     of our common shares will be outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the                     common shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act.
      For the reasons set forth below, we expect that the following shares will be eligible for sale in the public market at the following times:

Number of Shares
Eligible for Sale in
Date	U.S. Public Market	Comment

On the date of this prospectus		Shares sold in this offering
90 days after the date of this prospectus		Aggregate number of shares released from the lock-up agreements of employees
180 Days after the date of this prospectus		Lock-up agreements expire
      As of March 31, 2006, 68,306 common shares had been issued under our employee stock purchase plan, 20,756,644 common shares were issuable upon exercise of vested and unvested stock options outstanding under our stock option plan and an additional 4,175,050 common shares were reserved for issuance under our stock option plan. Subject to the lock-up agreements described below and limitations imposed by U.S. and Canadian securities laws on resales by our affiliates, common shares already issued pursuant to these plans or issuable upon exercises of these stock options will be freely tradeable in the public markets.
      The holders of our convertible notes and warrants outstanding as of the closing of this offering, all of our officers and directors and certain shareholders and option holders, have entered into lock-up agreements under which they have generally agreed, subject to certain exceptions, not to offer or sell any common shares or securities convertible into or exchangeable or exercisable for common shares for a period of at least 180 days from the date of the underwriting agreement without the prior written consent of the underwriters. However, the underwriters have agreed that certain of our employees will each have 2,000 shares released from their lock-up agreements after 90 days following the date of the underwriting agreement. We may also grant new options under our stock option plan and issue and sell our common shares upon the exercise of options outstanding at the time of the pricing of this offering. See “Underwriters.”
      Under the terms of the 2005 Registration Rights Agreement, we are required to file a shelf registration statement covering resales of common shares issuable upon exercises of noteholder warrants to purchase up to 16,500,000 of our common shares and resales of common shares issuable upon conversion of the outstanding convertible notes. We must use our best efforts to have the shelf registration statement declared effective under the U.S. Securities Act within 180 days following the completion of this offering. The number of common shares issuable upon the conversion of the convertible notes will be calculated in accordance with the formula set out above (see “Description of Convertible Notes — Convertible Notes — Conversion”). In addition, the parties to the 2004 Registration Rights Agreement will have the right to include their shares in the shelf registration statement to the extent they do not register their common shares in this offering. Consequently, following the expiration of the lock-up period, our noteholders may convert their convertible notes, and parties to both registration rights agreements may exercise their warrants and sell the underlying common shares and/or sell certain common shares they currently own in the public markets, which may further decrease the market price for our shares. See “Description of Share Capital — Registration Rights.”
Rule 144
      In general, under Rule 144, as currently in effect, any person, including an affiliate, who has beneficially owned our common shares for a period of at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

•	1% of the then outstanding common shares, which will equal approximately common shares after this offering; and

•	the average weekly trading volume in the common shares on the Nasdaq National Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.
      Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale or at the time of such sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Canadian Resale Restrictions
      Under the securities laws of the provinces and territories of Canada, a person who owns our common shares, or securities convertible into our common shares (other than options granted to our directors, officers, employees and consultants), distributed by us more than four months prior to the date of this prospectus will generally be able to freely sell those common shares, or the common shares issued upon the conversion of such convertible securities, in Canada following the date of this prospectus. To the extent that such common shares or convertible securities were distributed by us during the four months preceding the date of this prospectus, those common shares, or the common shares issued upon the conversion of those convertible securities, may not be resold, except under a prospectus or an exemption from the prospectus requirement, until four months have passed since the date of distribution of those securities by us, at which time such a person will generally be able to freely sell those common shares in Canada. Any of our directors, officers, employees and consultants who purchased common shares from us either directly or pursuant to the exercise of options granted at any time prior to the date of this prospectus will generally be able to freely resell those common shares in Canada following the date of this prospectus. Any sales of our common shares in Canada will be subject to the terms of applicable lock-up agreements. There are additional restrictions on the ability of “control block” holders of our common shares to dispose of the common shares they hold. A control block holder is any person, company or combination of persons or companies holding a sufficient number of our common shares to affect materially the control of Mitel, and any person, company or combination holding more than 20 percent of our outstanding common shares will, in the absence of evidence to the contrary, be deemed to affect materially the control of Mitel. It is expected that on the closing of the offering Dr. Matthews will be a control block holder of our common shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      This section summarizes the material United States federal income tax consequences to “U.S. Holders” (as defined below) of the acquisition, ownership and disposition of our common shares. This section assumes that you hold your common shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of our common shares, persons that hold common shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, and persons whose functional currency is not the United States dollar. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.
      If any entity that is classified as a partnership for United States federal income tax purposes holds common shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding common shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.
      This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below.
      For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of common shares and you are for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
      This summary does not discuss United States federal income tax consequences to any beneficial owner of common shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of common shares, including the effects of federal, state, local, foreign, and other tax laws.
Taxation of Dividends
      We currently do not anticipate paying dividends on our common shares. However, in the event we do pay dividends, and provided we are not a passive foreign investment company, discussed below, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. You must include the dividend in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from the distributions, will be treated as a non-taxable return of capital to the extent of your adjusted basis in the common shares and as a capital gain to the extent it exceeds your basis. If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2009, may be subject to United States federal income tax at lower rates than other types of ordinary income, generally 15%, provided certain holding period and other requirements are satisfied. These requirements include (a) that we are a “qualified foreign corporation,” and (b) that you not treat the dividend as “investment income” for purposes of the investment interest deduction rules. Provided that we are not treated as a passive foreign investment company, described below, we believe that we are a “qualified foreign corporation.” U.S. Holders should consult their own tax advisors regarding the application of these rules.
      If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to common shares generally will be subject to Canadian withholding tax at the rate of 15%. Additionally, such dividends generally will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. For taxable years beginning before January 1, 2007, dividends will generally be “passive income” or “financial services income” and, for taxable years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for foreign tax credit purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.
Taxation of Dispositions
      Provided that we are not a passive foreign investment company, discussed below, upon a sale or other disposition of common shares, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your adjusted tax basis in your common shares. Your adjusted tax basis in our common shares will generally be the cost to you of such shares. Capital gain of a non-corporate U.S. Holder, including an individual, is generally taxed at a maximum rate of 15% if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
      Special United States federal income tax rules apply to United States persons owning shares of a passive foreign investment company (“PFIC”). We currently do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. Our expectation is based in part on projections of the value of our outstanding equity during the year and the proceeds of the initial public offering of our common shares and our anticipated use of such proceeds, and the other cash that we will hold and generate in the ordinary course of our business. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year.
      A non-U.S. corporation will generally be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.
      Certain “excess distributions,” as defined in Section 1291 of the Code, received in respect of stock of a PFIC and dispositions of stock of a PFIC are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares were owned. Rather than being subject to this tax regime, you may make:

•	a “qualified electing fund” election (a “QEF election”), as defined in the Code, to be taxed currently on your pro rata portion of our ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

•	a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. Your tax basis in our common shares would be adjusted to reflect any such income or loss amounts.
      In order for you to be able to make a QEF election, we would have to provide certain information regarding your pro rata shares of our ordinary earnings and net capital gain. We currently do not intend to provide such information. In order for you to be able to make a mark-to-market election, our common shares must be “marketable.” Our common shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq National Market.
      U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its potential application to their particular situation.
Conversion of Canadian Dollars
      The tax basis of Canadian dollars received by a U.S. Holder will generally equal the U.S. dollar equivalent of such Canadian dollars at the exchange rate on the date the Canadian dollars are received (or, in the case of a U.S. Holder using the accrual method of accounting that has not made the election described above, on the date the U.S. Holder had a right to receive the Canadian dollars). Upon any subsequent exchange of such Canadian dollars for U.S. dollars, a U.S. Holder will generally recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference between the U.S. Holder’s tax basis for the Canadian dollars and the amount of U.S. dollars received. Such gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.
Information Reporting and Backup Withholding
      If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service (“IRS”) Form 1099 generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares effected at a United States office of a broker unless you come within certain categories of exempt recipients.
      Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

•	fail to provide an accurate taxpayer identification number,

•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.
      A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

      If backup withholding applies to you, 28% of the gross amount of any payments to you with respect to our common shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
      This section summarizes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires as beneficial owner, common shares pursuant to this offering and (a) who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident and is not deemed to be resident in Canada, deals at arm’s length and is not affiliated with us, holds the common shares as capital property and does not use or hold and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, at all relevant times and for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, and who otherwise qualifies for the full benefits of the Treaty (a “U.S. Holder”). Special rules not discussed in this summary may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.
      This summary is based on the current provisions of the Tax Act and the regulations thereunder in force at the date hereof, specific proposals to amend the Tax Act or regulations thereunder that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Treaty and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. It has been assumed that the Proposed Amendments will be enacted in the form proposed, however, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. The summary does not take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any provincial, territorial, U.S. or other foreign income tax jurisdictions, which may differ significantly from those discussed herein.
      This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.
Taxation of Dividends
      Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares by us to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder that is the beneficial owner of the dividends is generally reduced to 15% of the gross dividend.
Disposition of Common Shares
      A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share unless such share is “taxable Canadian property” to the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Treaty.
      Generally, our common shares will not constitute taxable Canadian property to a U.S. Holder at a particular time provided that (i) our common shares are listed on a prescribed stock exchange (which includes both the NASDAQ National Market and the Toronto Stock Exchange) and (ii) at any time during the 60-month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) have not owned 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common shares is not derived principally from real property situated in Canada, and that no tax would therefore be payable under the Tax Act on a capital gain realized today by a U.S. Holder on a disposition of common shares.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of common shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Genuity Capital Markets G.P.
Thomas Weisel Partners LLC
National Bank Financial Inc.

Total

      The underwriters are offering the common shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of any material and adverse change in the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to the terms and provisions of the underwriting agreement, the underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      This offering is being made concurrently in the United States and in all of the provinces and territories of Canada. The common shares will be offered in the United States through the underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The common shares will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.
      The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                    a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $                    a share to other underwriters or to certain dealers. The public offering price for the common shares offered in the United States is payable in U.S. dollars and the public offering price for the common shares offered in Canada is payable in Canadian dollars. The Canadian dollar amount is the equivalent of the U.S. price of the common shares based on the prevailing U.S.-Canadian dollar exchange rate on the date of the underwriting agreement. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.
      We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional common shares (                     common shares from us and  common shares from the selling shareholders) at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.
      The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling shareholders assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase                     additional shares from us and the selling shareholders.

Total

	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Selling shareholders	$	$	$
Proceeds before expenses to us	$	$	$
Proceeds before expenses to the selling shareholders	$	$	$
      The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $                million.
      We and all of our directors and officers and certain holders of our outstanding common shares, warrants and convertible notes have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation on behalf of the underwriters, neither we nor they will during the period ending 180 days after the date of the underwriting agreement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or demand or exercise any rights to (except with respect to holders of registration rights pursuant to the 2004 Registration Rights Agreement and the 2005 Registration Rights Agreement) file any registration statement with the SEC relating to the offering of, any common shares or any securities convertible into or exercisable or exchangeable for our common shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares; or

•	announce any intention to do any of the foregoing
whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. The underwriters have agreed that our employees (other than directors and officers) will each have 2,000 shares released from the “lock-up” 90 days after the date of the underwriting agreement.
      The 180-day restrictions described in the immediately preceding paragraph do not apply to (a) transactions relating to common shares or other securities acquired in open market transactions after the completion of this offering; (b) transfers of common shares or any security convertible into common shares as a bona fide gift or gifts; (c) distributions of common shares or any security convertible into common shares to limited partners or shareholders of the transferor; (d) transactions effected in accordance with our recapitalization described in this prospectus; (e) tenders of common shares made in response to a bona fide third party take-over bid made to all holders of common shares or similar acquisition transaction; or (f) any transfer to an immediate family member or an entity of which the transferor or an immediate family member of the transferor is the sole beneficiary; provided, that in the case of any transfer or distribution pursuant to clause (b), (c) or (f), each donee, distributee or transferee agrees in writing to be bound by the transfer restrictions described above; and further provided that no filing by any party under the Securities Exchange Act of 1934, as amended or the Securities Act (Ontario)

shall be required or shall be voluntarily made in connection with subsequent sales of common shares or other securities acquired in open market transactions described in clause (a) or in connection with transfers of the employee shares released after 90 days as set out in the preceding paragraph.
      The 180-day restricted period (or 90-day restricted period for up to 2,000 shares of certain employees) described above will be extended if:

•	during the last 17 days of the 180-day restricted period (or 90-day restricted period for up to 2,000 shares of certain employees) we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period (or 90-day restricted period for up to 2,000 shares of certain employees), we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the overallotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our common shares in the open market to stabilize the price of the common shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or dealer for distributing our common shares in the offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions, or to stabilize the price of our common shares.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation have repurchased our common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      In accordance with policy statements of the provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may overallot or effect transactions that stabilize or maintain the market price of the shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq

National Market, the Toronto Stock Exchange, in the over the counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable securities laws in the provinces and territories of Canada.
      A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.
Pricing of the Offering
      Prior to this offering, there has been no public market for the common shares. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and future prospects of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.
      The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
Directed Share Program
      At our request, the underwriters have reserved up to                     common shares, or           % of the shares offered by this prospectus, for sale under a directed share program to our employees and related parties, immediate family members and entities of which employees or family members are the sole beneficiaries. Our officers and directors are not eligible to participate in this program. All of the persons purchasing the reserved shares must commit to purchase upon the date of this prospectus but no later than the close of business on the day following that date. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share program participants which are not so purchased will be reallocated for sale to the general public in this offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus, and all such shares will be subject to the 180-day restrictions described above in this section.
Relationships
      Certain affiliates of the underwriters have performed commercial banking services for us and our affiliates from time to time for which they received their customary fees and expenses. The underwriters may, from time to time, engage in transactions and perform services for us, our subsidiaries or our affiliates in the ordinary course of their business.

Expenses of Issuance and Distribution
      The following table sets forth the estimated expenses payable by us in connection with this offering and the distribution of the common shares sold in this offering (excluding underwriting commissions):

Nature of Expense	Amount

Securities and Exchange Commission Registration Fee	$
Canadian Securities Regulatory Authorities Filing Fees
National Association of Securities Dealers Filing Fee
Nasdaq National Market Listing Fee
Toronto Stock Exchange Listing Fee
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Expenses
Blue Sky Qualification Fees and Expenses
Transfer Agent and Registrar Fee
Additional D&O Insurance Premiums

Miscellaneous

TOTAL	$

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of common shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of common shares to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of common shares to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom
      Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any common shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
      The validity of the issuance of the common shares will be passed upon for us by Osler, Hoskin & Harcourt LLP. Certain U.S. legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling LLP and Torys LLP. Kent H.E. Plumley, a partner of Osler, Hoskin & Harcourt LLP, has also served as our General Counsel and Corporate Secretary since December 2003. The partners and associates of Osler, Hoskin & Harcourt LLP, collectively, beneficially own, directly and indirectly, less than 1% of our outstanding common shares. The partners and associates of Torys LLP, collectively, beneficially own, directly and indirectly, less than 1% of our outstanding common shares.
EXPERTS
      Our consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered chartered accounting firm, as stated in their reports appearing herein and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information.
      Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document. You may review a copy of the registration statement, including the exhibits and schedules filed with it, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or a part of the registration statement may be obtained from this office after payment at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain a free copy of the registration statement, including the schedules and exhibits, from the SEC website at www.sec.gov.
      We are required to file reports and other information with the SEC pursuant to the Exchange Act. As a foreign private issuer, we are exempt from the U.S. rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.
      We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial securities commissions. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MITEL NETWORKS CORPORATION
Consolidated Financial Statements
Report of Independent Registered Chartered Accountants	F-2
Consolidated Balance Sheets as of April 25, 2004, April 24, 2005 and April 30, 2005	F-3
Consolidated Statements of Operations for the fiscal years ended April 27, 2003, April 25, 2004 and April 24, 2005 and for the six-day period ended April 30, 2005	F-4
Consolidated Statements of Shareholders’ Deficiency for the fiscal years ended April 27, 2003, April 25, 2004 and April 24, 2005 and for the six-day period ended April 30, 2005	F-5
Consolidated Statements of Cash Flows for the fiscal years ended April 27, 2003, April 25, 2004 and April 24, 2005 and for the six-day period ended April 30, 2005	F-7
Notes to the Consolidated Financial Statements	F-8
Interim Consolidated Financial Statements (Unaudited)
Consolidated Balance Sheets as of January 31, 2006 and pro forma January 31, 2006	F-49
Consolidated Statements of Operations for the nine months ended January 23, 2005 and for the nine months ended January 31, 2006	F-50
Consolidated Statements of Cash Flows for the nine months ended January 23, 2005 and for the nine months ended January 31, 2006	F-51
Notes to the Consolidated Financial Statements	F-52

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of
Mitel Networks Corporation:
      We have audited the consolidated balance sheets of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004 and the related consolidated statements of operations, shareholders’ deficiency and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation and subsidiaries as of April 30, 2005, April 24, 2005 and April 25, 2004, and the results of their operations and cash flows for each of the years in the three year period ended April 24, 2005 and six day period ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.
      The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

/s/ Deloitte & Touche LLP
Ottawa, Canada	Deloitte & Touche LLP
June 14, 2005 except for Note 31, which is at October 14, 2005 and Notes 4 and 7 which are at April 4, 2006	Independent Registered Chartered Accountants

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Balance Sheets
(in millions, except share amounts)

	April 25,	April 24,	April 30,
	2004	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	$26.7	$9.7	$46.6
Restricted cash	0.9	—	1.0
Accounts receivable (net of allowance of $2.7, $3.0, and $3.0, respectively)	76.5	71.1	66.9
Due from related parties	0.3	0.7	0.7
Inventories	14.5	17.1	17.4
Deferred tax asset	1.5	—	—
Income tax receivable	—	1.4	1.4
Other receivables	8.3	12.3	12.7
Prepaid expenses and other assets	13.0	14.9	15.7

	141.7	127.2	162.4
Long-term receivables	0.3	0.4	0.4
Property and equipment	20.3	20.9	20.6
Goodwill	5.6	6.2	6.0
Intangible and other assets	1.5	1.9	5.9

	$169.4	$156.6	$195.3

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$7.1	$15.8	$1.2
Accounts payable and accrued liabilities	46.0	53.6	55.8
Income and other taxes payable	5.3	2.2	2.2
Deferred revenue	27.0	25.5	25.9
Due to related parties	13.7	15.9	14.0
Current portion of long-term debt	4.1	2.8	2.8

	103.2	115.8	101.9
Long-term debt	10.8	11.8	11.8
Long-term portion of lease termination obligations	4.7	8.4	8.3
Convertible notes	—	—	46.6
Derivative instruments	29.2	38.0	37.4
Pension liability	24.8	25.4	25.1

	172.7	199.4	231.1

Commitments and contingencies
Redeemable common shares, without par value : 10,000,000 shares authorized; issued and outstanding at April 25, 2004, April 24, 2005 and April 30, 2005	17.8	18.2	18.2
Convertible, redeemable preferred shares, without par value — unlimited shares authorized; issued and outstanding: Series A: 20,000,000 shares at April 25, 2004, April 24, 2005 and April 30, 2005; Series B: 67,060,988, 67,789,300 and 67,789,300 shares at April 25, 2004, April 24, 2005 and April 30, 2005, respectively	33.5	39.0	39.1

	51.3	57.2	57.3

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized:
101,782,757, 107,149,933 and 107,149,933 Issued and outstanding as of April 25, 2004, April 24, 2005 and April 30, 2005, respectively	184.8	187.6	187.6
Warrants	29.8	40.2	47.9
Deferred stock-based compensation	(0.2)	(0.4)	(0.4)
Accumulated deficit	(247.1)	(302.3)	(304.0)
Accumulated other comprehensive loss	(21.9)	(25.1)	(24.2)

	(54.6)	(100.0)	(93.1)

	$169.4	$156.6	$195.3

APPROVED BY THE BOARD
Donald W. Smith, Director
Peter D. Charbonneau, Director
(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Operations
(in millions, except share and per share amounts)

	Years Ended
				Six Days Ended
	April 27,	April 25,	April 24,	April 30,
	2003	2004	2005	2005

	As Restated *	As Restated *	As Restated *	As Restated *
Revenues:
Products	$217.3	$207.1	$207.7	$1.7
Services	134.9	133.6	134.5	1.5

	352.2	340.7	342.2	3.2

Cost of revenues:
Products	143.8	125.7	132.0	1.6
Services	81.6	77.2	81.2	0.8

	225.4	202.9	213.2	2.4

Gross margin	126.8	137.8	129.0	0.8

Expenses:
Selling, general and administrative	114.9	111.4	114.9	1.8
Research and development	41.2	36.2	41.4	0.7
Special charges	13.7	11.7	10.6	—
Loss on sale of manufacturing operations	—	0.6	3.4	—
Amortization of acquired intangibles	29.1	0.2	—	—

	198.9	160.1	170.3	2.5

Operating loss	(72.1)	(22.3)	(41.3)	(1.7)
Interest expense	(4.2)	(4.3)	(2.6)	—
Mark to market adjustment on derivatives	—	—	(5.3)	(0.1)
Beneficial conversion feature on convertible debentures	—	(3.1)	—	—
Other income (expense), net	3.3	(0.6)	0.4	0.2

Loss before income taxes	(73.0)	(30.3)	(48.8)	(1.6)
Current income tax expense (recovery)	(2.9)	2.0	0.8	—
Deferred income tax recovery	—	(1.7)	—	—

Net loss	$(70.1)	$(30.6)	$(49.6)	$(1.6)

Net loss per common share:
Basic and diluted	$(0.63)	$(0.26)	$(0.49)	$(0.01)

Weighted-average number of common shares outstanding
Basic and diluted	113,109,751	127,831,211	113,792,829	117,149,933

Unaudited pro forma net loss per common share (note 3)
Basic and diluted			$	$

Unaudited pro forma weighted average common share outstanding (note 3)
Basic and diluted			$	$

* See Note 4
(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Shareholders’ Deficiency
(in millions, except share amounts)

						Accumulated	Total
	Common Shares			Deferred		Other	Shareholders’
				Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 28, 2002	96,924,924	$167.5	$—	$(0.5)	$(147.0)	$(0.3)	$19.7

Common shares issued:
Acquisition of intellectual property from related party	4,555,169	14.8	—	—	—	—	14.8
Professional services received	10,487	0.1	—	—	—	—	0.1
Exercise of stock options	3,966	—	—	—	—	—	—
Common share issue costs	—	(0.4)	—	—	—	—	(0.4)
Share purchase loan repayments	—	1.7	—	—	—	—	1.7
Shares repurchased	(94,333)	(0.3)	—	—	—	—	(0.3)
Accretion of interest on redeemable shares	—	—	—	—	(1.1)	—	(1.1)
Stock-based dividends	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	0.1	—	—	0.1
Issuance of warrants	—	—	17.6	—	—	—	17.6

	101,400,213	183.4	17.6	(0.4)	(148.1)	(0.3)	52.2

Net loss					(70.1)		(70.1)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(2.6)	(2.6)
Minimum pension liability adjustments	—	—	—	—	—	(16.5)	(16.5)

Comprehensive loss	—	—	—	—	(70.1)	(19.1)	(89.2)

Balances at April 27, 2003	101,400,213	$183.4	$17.6	$(0.4)	$(218.2)	$(19.4)	$(37.0)

Common shares issued:
Conversion of convertible debentures	5,445,775	8.3	—	—	—	—	8.3
Conversion of related party loans	20,448,875	31.0	—	—	—	—	31.0
Professional services received	33,591	0.1	—	—	—	—	0.1
Exercise of stock options	5,950	—	—	—	—	—	—
Reallocation of share issue costs to convertible, redeemable preferred shares	—	0.3	—	—	—	—	0.3
Exchange of common shares for convertible, redeemable preferred shares	(25,530,494)	(38.7)	—	—	—	—	(38.7)
Share purchase loan repayments	—	0.4	—	—	—	—	0.4
Shares repurchased	(21,153)	(0.1)	—	—	—	—	(0.1)
Beneficial conversion feature on Series A preferred shares	—	—	—	—	1.4	—	1.4
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	—	—	—	(1.4)	—	(1.4)
Stock-based dividends	—	0.1	—	—	(0.1)	—	—
Issuance of warrants	—	—	12.2	—	—	—	12.2
Amortization of deferred stock-based compensation	—	—	—	0.2	—	—	0.2
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(1.3)	—	(1.3)
Beneficial conversion feature on convertible debentures	—	—	—	—	3.1	—	3.1

	101,782,757	184.8	29.8	(0.2)	(216.5)	(19.4)	(21.5)

Net loss	—	—	—	—	(30.6)	—	(30.6)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(6.0)	(6.0)
Minimum pension liability adjustments	—	—	—	—	—	3.5	3.5
Comprehensive loss	—	—	—	—	(30.6)	(2.5)	(33.1)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Shareholders’ Deficiency — (Continued)
(in millions, except share amounts)

						Accumulated	Total
	Common Shares			Deferred		Other	Shareholders’
				Stock-based	Accumulated	Comprehensive	Equity
	Shares	Amount	Warrants	Compensation	Deficit	Income (Loss)	(Deficiency)

Balances at April 25, 2004	101,782,757	$184.8	$29.8	$(0.2)	$(247.1)	$(21.9)	$(54.6)

Common shares issued:
Cash and employee loans	5,601,870	4.6	—	—	—	—	4.6
Professional services received	153,616	0.1	—	—	—	—	0.1
Exchange of common shares for Series B convertible, redeemable preferred shares	(364,156)	(0.5)	—	—	—	—	(0.5)
Common share issue costs	—	(0.3)	—	—	—	—	(0.3)
Share purchase loans	—	(1.3)	—	—	—	—	(1.3)
Share purchase loan repayments	—	0.2	—	—	—	—	0.2
Shares repurchased	(24,154)	—	—	—	—	—	—
Issuance of warrants	—	—	10.4	—	—	—	10.4
Amortization of deferred stock-based compensation	—	—	—	(0.2)	—	—	(0.2)
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.6)	—	(5.6)

	107,149,933	187.6	40.2	(0.4)	(252.7)	(21.9)	(47.2)

Net loss	—	—	—	—	(49.6)	—	(49.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(5.6)	(5.6)
Minimum pension liability adjustments	—	—	—	—	—	2.4	2.4

Comprehensive loss	—	—	—	—	(49.6)	(3.2)	(52.8)

Balances at April 24, 2005	107,149,933	$187.6	$40.2	$(0.4)	$(302.3)	$(25.1)	$(100.0)

Issuance of warrants	—	—	7.7	—	—	—	7.7
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(0.1)	—	(0.1)

	107,149,933	187.6	47.9	(0.4)	(302.4)	(25.1)	(92.4)

Net loss	—	—	—	—	(1.6)	—	(1.6)
Other comprehensive income:	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	0.9	0.9

Comprehensive loss	—	—	—	—	(1.6)	0.9	(0.7)

Balances at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Consolidated Statements of Cash Flows
(in millions)

	Year Ended
				Six Days Ended
	April 27,	April 25,	April 24,	April 30,
	2003	2004	2005	2005

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(70.1)	$(30.6)	$(49.6)	$(1.6)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	42.6	11.8	8.9	0.2
Fair value adjustment on derivative instruments	—	—	5.3	0.1
Beneficial conversion feature on convertible debentures	—	3.1	—	—
Stock-based compensation	0.2	0.2	—	—
Increase in deferred income taxes	—	(1.5)	—	—
Change in pension liability	—	1.6	0.9	—
Special charges	2.7	0.3	—	—
Loss on sale of manufacturing operations	—	0.6	3.4	—
Loss on sale of property and equipment	0.2	0.1	—	—
Unrealized foreign exchange gain	(1.4)	(2.9)	(2.0)	(0.9)
Non-cash movements in provisions	8.9	5.1	5.5	—
Change in non-cash operating assets and liabilities, net	5.0	23.0	(4.2)	1.0

Net cash provided by (used in) operating activities	(11.9)	10.8	(31.8)	(1.2)

Investing activities:
Additions to capital and intangible assets	(4.2)	(3.7)	(4.5)	(0.1)
(Increase) decrease in restricted cash	—	—	0.9	(1.0)
Proceeds from repayment of related party notes receivable	5.3	—	—	—
Realized foreign exchange loss on hedging activities	(4.2)	(6.7)	(8.4)	—
Realized foreign exchange gain on hedging activities	2.9	4.1	6.2	—

Net cash used in investing activities	(0.2)	(6.3)	(5.8)	(1.1)

Financing activities:
(Repayment of) proceeds from bank indebtedness	(10.6)	(19.0)	8.9	(14.6)
Debt issue costs	(0.3)	—	—	(0.4)
Proceeds from issuance of convertible notes	—	—	—	54.3
Proceeds from issuance of convertible, redeemable preferred shares	—	15.0	—	—
Proceeds from related party loans payable	23.5	—	—	—
Repayment of related party loans payable	(3.2)	(1.0)	—	—
Repayment of capital lease liabilities	(0.6)	(0.8)	(1.2)	—
Proceeds from long-term debt	1.4	—	—	—
Repayment of long-term debt	(3.3)	(4.4)	(3.2)	—
Proceeds from issuance of warrants	15.9	9.8	12.4	—
Proceeds from issuance of convertible debentures	6.4	—	—	—
Proceeds from issuance of common shares	—	0.1	2.4	—
Proceeds from repayments of employee share purchase loans	1.7	0.4	1.1	—
Share issue costs	(0.4)	(2.1)	(0.3)	—

Net cash provided by (used in) financing activities	30.5	(2.0)	20.1	39.3

Effect of exchange rate changes on cash and cash equivalents	0.3	1.9	0.5	(0.1)

Increase (decrease) in cash and cash equivalents	18.7	4.4	(17.0)	36.9
Cash and cash equivalents, beginning of period	3.6	22.3	26.7	9.7

Cash and cash equivalents, end of period	$22.3	$26.7	$9.7	$46.6

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
(incorporated under the laws of Canada)
Notes to the Consolidated Financial Statements
(in millions, except share and per share amounts)

1.	Nature of Operations
      Mitel Networks Corporation (the “Company”) is a leading provider of integrated communications solutions and services for business customers. Through direct and indirect channels as well as strategic partnerships, the Company currently serves a wide range of industry vertical markets, including education, government, healthcare, hospitality and retail, in the United States (“U.S.”), Europe, Middle East and Africa, Canada, Caribbean and Latin America and Asia-Pacific regions.

2.	Background and Basis of Presentation
      The Company was incorporated under the Canada Business Corporations Act on January 12, 2001. On February 16, 2001, the Company acquired the “Mitel” name and substantially all of the assets and subsidiaries of the Communications Systems Division (the “Division”) of Zarlink Semiconductor Inc. (“Zarlink”), formerly Mitel Corporation.

3.	Accounting Policies
      These consolidated financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for the preparation of financial statements.
      Amounts less than fifty thousand dollars are deemed to be insignificant in these financial statements.
          a) Fiscal Year End
      On April 24, 2005, the Company changed its fiscal year end from the last Sunday in April, to April 30. The selection of the last Sunday in April as the Company’s fiscal year end typically resulted in a fifty-two week year with four thirteen week quarters. The change in the fiscal year end will allow the Company to better align its reporting results with those of its industry peers. Results for the six-day transition period (“Transition Period”) from April 25, 2005 to April 30, 2005 have been included pursuant to Rule 13a-10 of the Securities Exchange Act of 1934, as amended.
          b) Basis of Consolidation
      The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.
          c) Use of Estimates
      The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
      Estimates and assumptions are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, pension costs, taxes, loss contingencies, goodwill impairment, and the valuation of stock options, shares, warrants and derivatives. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to present fairly the results for the periods presented. Actual results and outcomes could differ from these estimates.
          d) Reporting Currency and Foreign Currency Translation
     Reporting Currency
      During Fiscal 2004, the Company adopted the U.S. dollar as its reporting currency. As a result of the change in reporting currency, the financial statements for all periods presented were translated from Canadian dollars to U.S. dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 52, Foreign Currency Translation. Income statement balances were translated using weighted-average exchange rates over the relevant periods, assets and liabilities were translated at the exchange rate as of the balance sheet dates, and shareholders’ deficiency balances were translated at the exchange rates in effect on the date of each transaction. The Company made this change to enhance the communication of its financial results with its shareholders and potential investors using the currency that is familiar to both groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors. There has been no change in the functional currencies used in preparing these consolidated financial statements.
     Foreign Currency Translation
      The financial statements of the parent company and its subsidiaries are measured using their local currency as the functional currency. Assets and liabilities of the Company’s foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at weighted-average exchange rates for the period. The resulting unrealized gains or losses are recorded as a component of accumulated other comprehensive income (loss) in shareholders’ deficiency until there is a reduction in the net investment in a foreign operation.
      Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any subsidiary, are translated to the local currency at the exchange rates in effect at the balance sheet date, and transactions included in earnings are translated at weighted-average exchange rates during the period. Exchange gains and losses resulting from the translation of these accounts are included in other income (expense), net, in the Consolidated Statements of Operations.
          e) Revenue Recognition
      The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, the fee is fixed or determinable, and collection is reasonably assured.
      Software revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred in accordance with the terms and conditions of the contract, the fee is fixed or determinable, and collection is reasonably assured. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value or the residual method, as applicable, and using vendor specific objective evidence of fair values, which is based on prices charged when the element is sold separately. Revenue related to post-contract support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term for contracts that are greater than one year. For contracts where the post contract period is one year or less, the costs are deemed insignificant, and the unspecified software upgrades are expected to be and historically have been infrequent, revenue is recognized together with the initial licensing fee and the estimated costs are accrued.

     Indirect channels
      The Company makes sales to distributors and resellers based on contracts with terms typically ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred to distributors and resellers according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.
      The Company’s standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company’s resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company’s products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.
     Direct channels
      The Company sells products, including installation and related maintenance and support services, directly to customers. For products sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that typically range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenues. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.
      Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.
      The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services (“Managed Services”) and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.

          f) Cash and Cash Equivalents
      Cash and cash equivalents are highly liquid investments that have terms to maturity of three months or less at the time of acquisition, and generally consist of cash on hand and marketable securities. Cash equivalents are carried at cost, which approximates their fair value.
          g) Restricted Cash
      Restricted cash generally represents cash provided to support letters of credit outstanding and to support certain of the Company’s credit facilities.
          h) Allowance for Doubtful Accounts
      The allowance for doubtful accounts represents the Company’s best estimate of probable losses that may result from the inability of its customers to make required payments. The Company regularly reviews accounts receivable and uses judgment to assess the collectibility of specific accounts and based on this assessment, an allowance is maintained for those accounts that are deemed to be uncollectible. For the remaining amounts that are not specifically identified as being uncollectible, an allowance is estimated based on the aging of the accounts, the Company’s historical collection experience, and other currently available evidence.
          i) Securitizations and Transfers of Financial Instruments
      The Company entered into a Receivables Purchase and Sale Agreement on April 16, 2004, whereby non-interest bearing trade receivables are transferred to a securitization trust. These transfers are accounted for as sales when the Company is considered to have surrendered control over the transferred receivables and receives proceeds from the trust, other than a beneficial interest in the assets sold. Losses on these transactions are recognized as other expenses at the date of the receivables sale, and are dependent in part on the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the retained interest, based on their relative fair value at the date of transfer. Fair value is generally estimated based on the present value of expected future cash flows using management’s best estimates of key assumptions such as discount rates, weighted average life of accounts receivable, and credit loss ratios. A servicing liability is recognized on the date of the transfer and amortized to income over the expected life of the transferred receivables. As of April 25, 2004, April 24, 2005 and April 30, 2005, there were no securitized receivables outstanding.
          j) Inventories
      Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.
          k) Property and Equipment
      Property and equipment are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

      Assets leased on terms that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases, as though the asset had been purchased outright and a liability incurred. All other leases are accounted for as operating leases.
          l) Goodwill and Intangible Assets
      Intangible assets include patents, trademarks, and acquired technology. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company periodically evaluates intangible assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value, which is generally determined based on the discounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.
      Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Under SFAS 142 goodwill is not amortized, but is subject to annual impairment tests, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The Company, upon completion of its annual goodwill impairment tests, determined that no impairments existed as of the balance sheet dates.
          m) Derivative Financial Instruments
      The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other income (expense), net, in the Consolidated Statements of Operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.
      As explained in Note 22, the Company has issued convertible, redeemable preferred shares to investors. The preferred shares give the investors the right, at any time after five years to redeem the shares for cash. The redemption amount is equal to the original issue price of $1.00 per preferred share times the number of Series A and Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A and Series B Preferred Shares are convertible. The requirement to redeem the shares on an as-if-converted-to-common share basis qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the proceeds received from the issuance of the preferred shares were allocated between the embedded derivative and the preferred shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
      In addition, the make whole premium on the convertible notes and the redemption rights upon a fundamental change as described further in Note 18, qualify as a derivative, which will be marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations.
          n) Income Taxes
      Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using enacted tax rates and laws. Deferred tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.
          o) Research and Development
      Research costs are charged to expense in the periods in which they are incurred. Software development costs are deferred and amortized when technological feasibility has been established, or otherwise, are expensed as incurred. The Company has not deferred any software development costs to date.
          p) Defined Benefit Pension Plan
      Pension expense under the defined benefit pension plan is actuarially determined using the projected benefit method prorated on service and management’s best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The Company periodically assesses, and adjusts as necessary, the minimum pension liability recorded on the Consolidated Balance Sheet to equal the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets.
      The discount rate assumptions used reflect prevailing rates available on high-quality, fixed-income debt instruments. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the company, based upon its long-term plans for such increases.
      The company uses a March 31 measurement date for its defined benefit pension plan.
          q) Stock-Based Compensation Plan
      The Company has a stock-based compensation plan described in Note 24. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company’s stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted-average assumptions:

	Year Ended
				6 Days Ended
	April 27,	April 25,	April 24,	April 30,
	2003	2004	2005	2005

Net loss available to common shareholders, as reported (Note 24)	$(71.2)	$(33.4)	$(55.2)	$(1.7)
Estimated additional stock-based compensation	(2.1)	(1.6)	(1.5)	—

Pro forma net loss available to common shareholders	$73.3	$(35.0)	$(56.7)	$(1.7)

Net loss per share, as reported — basic and diluted	$(0.63)	$(0.26)	$(0.49)	$(0.01)

Pro forma net loss per share — basic and diluted	$(0.65)	$(0.27)	$(0.50)	$(0.01)

Risk-free interest rate	4.1%	3.7%	3.8%	3.8%
Dividends	0%	0%	0%	0%
Expected life of the options	5 years	5 years	5 years	5 years

      Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.
          r) Earnings (Loss) per Common Share
      Basic earnings (loss) per common share is computed using the weighted-average number of common shares outstanding during the period, with net loss adjusted for the impact of accreted interest on redeemable shares. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.
          s) Other Comprehensive Loss
      Other comprehensive loss is recorded directly to a separate section of shareholders’ deficiency in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of foreign currency translation adjustments, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-Canadian subsidiaries, and minimum pension liability adjustments.
          t) Advertising Costs
      The cost of advertising is expensed as incurred, except for cooperative advertising obligations which are expensed at the time the related sales are recognized. Advertising costs are recorded in selling, general and administrative expenses. The Company incurred $7.5, $8.1, $9.4, and $0.2 in advertising costs during Fiscal 2003, 2004, 2005 and the Transition Period respectively.
          u) Product Warranties
      The Company’s product warranties are generally for one year but can be extended up to five years. At the time revenue is recognized, a provision for estimated warranty costs is recorded as a component of cost of sales. The warranty accrual represents the Company’s best estimate of the costs necessary to settle future and existing claims on products sold as of the balance sheet date based on the terms of the warranty, which vary by customer and product, historical product return rates and estimated average repair costs. The Company periodically assesses the adequacy of its recorded warranty provisions and adjusts the amounts as necessary.
          v) Recent Accounting Pronouncements
      In January 2003 the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both. The consolidation provisions of FIN 46(R) were effective immediately for interests created after January 31, 2003 and were effective on March 31, 2004 for interests created before February 1, 2003. The adoption of this standard did not have a material effect on the financial position, results of operations or cash flows of the Company.
      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for the Company’s classification in the financial statements of instruments that have characteristics of both liabilities and equity. Specifically, mandatorily redeemable financial instruments, which embody an unconditional obligation requiring the issuer to redeem the instrument, are required to be recorded as liabilities in the financial statements. Financial instruments that embody a conditional obligation to redeem the instrument upon an event that is not certain to occur will become mandatorily redeemable, and therefore classified as a liability, if the event occurs, the condition is resolved, or the event becomes certain to occur. The adoption of this standard may affect the classification of the Company’s redeemable common and preferred shares, which are currently classified between the liabilities section and the equity section of the Consolidated Balance Sheet. On adoption of the standards, these instruments will have to be assessed at each reporting date to determine whether redemption of the instruments is no longer conditional. An assessment that redemption of the shares is unconditional will require that the shares be reclassified within liabilities as “Shares Subject to Mandatory Redemption” and related accreted interest recorded as interest expense in the Consolidated Statement of Operations on a prospective basis with no restatement of prior periods presented. Under FSP 150-3, the implementation of SFAS 150 for non-public entities with respect to certain mandatorily redeemable preferred shares has been deferred indefinitely.
      In September 2004, the EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. EITF 04-8 requires that contingently convertible debt instruments be included in the computation of diluted earnings (loss) per share regardless of whether the market price trigger has been met. EITF 04-8 also requires that prior period diluted earnings (loss) per share amounts presented for comparative purposes be restated. EITF 04-8 is effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact, if any, on the Company’s diluted earnings (loss) per share.
      In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements.
      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which revises SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the financial statements based on their fair values. The statement is effective for the Company as of the beginning of the first annual reporting period starting after June 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 123(R) and has not yet fully determined the impact, if any, on the consolidated financial statements. The stock-based employee compensation expense required to be disclosed under the existing SFAS 123 is disclosed in Note 3 (q).
      In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company’s Fiscal 2007 year end. The Company is currently evaluating the requirements of SFAS 154 and has not yet fully determined the impact, if any, on the consolidated financial statements.

          (w) Unaudited Pro Forma Information
      The pro forma balance sheet information assumes the following upon completion of the initial public offering of the following:

—	10,000,000 issued and outstanding, redeemable common shares converted into common shares with the rights of the holder to require us to redeem the common shares terminating upon the completion of this offering;

—	20,000,000 issued and outstanding, Series A, convertible, redeemable preferred shares will be converted in accordance with their terms into common shares in connection with the completion of this offering;

—	67,789,300 issued and outstanding, Series B convertible, redeemable preferred shares will be converted in accordance with their terms into common shares in connection with the completion of this offering;

—	5,000,000 warrants to be exercised in accordance with their terms in connection with the completion of this offering; and

—	1,000,000 warrants to be exercised in accordance with their terms just prior to the completion of this offering.
          (x) Unaudited Pro Forma Net Income Per Share
      Pro forma basic and diluted income per ordinary share is computed by dividing net income by the weighted average number of common shares outstanding plus the number of common shares resulting from the following:

—	conversion of the redeemable common shares, the Series A convertible, redeemable preferred shares and the Series B convertible, redeemable preferred shares upon completion of this offering;

—	exercise of 5,000,000 warrants upon completion of this offering; and

—	exercise of 1,000,000 warrants just prior to the completion of this offering.

4.	Restatement and Comparative Figures
      Effective Fiscal 2006, the Company revised its allocation of revenues and cost of revenues between product and service groups, and as a result restated certain figures in these 2005 Consolidated Financial Statements from those previously filed with the SEC. The corresponding 2003 and 2004 figures have been reclassified to conform to this restated presentation. The revision resulted in a reclassification of $39.4, $23.8, $24.7, and $0.1 from product revenues to service revenues, and also resulted in a reclassification of $23.3, $21.9, $20.4, and $0.1 from product cost of revenues to service cost of revenues for 2003, 2004, 2005 and the Transition Period respectively. These statements have also been restated to reflect a change in reportable segments as described in Note 7 and to exclude the U.S. to Canadian GAAP reconciliation included in the previous set of statements as Note 28.

5.	Related Party Transactions
      Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:
     Disposal of manufacturing operations
      On August 31, 2001, the Company sold its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest, for total net consideration of $5.0 in the form of long-term promissory notes receivable of $5.4 and promissory notes payable of $0.4. The total net consideration approximated the fair value of the disposed manufacturing tangible net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $0.1 in Fiscal 2003. The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with BreconRidge. As a result of the repayment in February 2003, there was no interest expense recorded in Fiscal 2004, Fiscal 2005 and the Transition Period (Fiscal 2003 — insignificant). During Fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result an additional expense of $3.4 (Fiscal 2004 — $0.6), was recorded in the Fiscal 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity.
      In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby BreconRidge will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The term of the agreement is six years and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, BreconRidge is required to purchase the Company’s raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2005 and the Transition Period, the Company purchased $94.2 and $1.8, respectively, of products and services (2003 — $115.7; 2004 — $84.9) and sold $0.9 and $0.1, respectively, of raw material inventory (2003 — $6.4; 2004 — $2.7) under this agreement. As of April 24, 2005 and April 30, 2005, balances payable pursuant to this agreement amounted to $17.1 and $15.4, respectively, (2004 — $15.4) and balances receivable pursuant to this agreement amounted to $1.6 and $1.7, respectively (2004 — $1.7).
      Under the terms of the supply agreement, the Company is required to purchase from BreconRidge certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2005 and the Transition Period, manufacturing tools purchased from BreconRidge amounted to $0.2 and $nil, respectively (2003 — $1.2; 2004 — $0.1).
      On August 31, 2001, the Company also entered into service agreements with BreconRidge to provide facilities management services for the period covering the term of the premise lease agreements, as well as human resource and information systems support services. Amounts charged to BreconRidge were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the Consolidated Statements of Operations. During Fiscal 2005 and the Transition Period, the Company provided services valued at $1.0 and $nil, respectively, under these agreements (2003 — $4.7; 2004 — $3.3).
     Leased properties
      In March 2001 the Company and Mitel Research Park, a company controlled by the Principal Shareholder entered into a lease agreement for its Ottawa-based headquarter facilities, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.
      On August 31, 2001, the Company entered into sublease agreements with BreconRidge for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”) under terms and conditions reflecting prevailing market conditions at the time the leases were entered into. The sublease agreement was amended on May 31, 2002 to increase leased space. The Ottawa sublease agreement is for a term of five years expiring on August 31, 2006 and the U.K. lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and BreconRidge.

      See Note 19 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As of April 25, 2004, April 24, 2005 and April 30, 2005, balances due to the company controlled by the Principal Shareholder and related to the lease agreement were insignificant.
     Financing
      During Fiscal 2003, the Company borrowed funds to finance its operations from Wesley Clover Corporation, a company controlled by the Principal Shareholder. The loans bore interest at prime and the interest expense incurred on these related party loans amounted to $0.6 and $0.7 in Fiscal 2003 and 2004, respectively.
      In October 2003, the entire carrying value of the demand loans of $31.0 was converted into 20,448,875 common shares of the Company at the then fair value of the common shares of C$2.00 per common share. The fair value of the common shares issued upon extinguishment of the loans was equal to the carrying value of the demand loans on the date of extinguishment, therefore no gain or loss resulted from the transaction. On April 23, 2004, all of the 20,448,875 common shares were then exchanged for 40,897,750 Series B Convertible, Redeemable Preferred Shares at the then fair value of C$1.00 per preferred share (see Note 22).
     Research and development
      From February 16, 2001 to November 1, 2002, the Company was party to a research and development arrangement with Mitel Knowledge Corporation, a company controlled by the Principal Shareholder, under which the Company received funding to perform research and development activities. During Fiscal 2003, the Company received $4.4 of research and development funding related to these agreements, which was recorded as a reduction of related expenses, and incurred royalty expenses. The agreement was terminated as of November 1, 2002, and for Fiscal 2004, Fiscal 2005 and the Transition Period there were no amounts received or receivable under the agreement.
     Other
      In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with March Networks Corporation (“March Networks”), a company controlled by the Principal Shareholder, to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations. Both parties will share common costs incurred in the performance of joint activities. During Fiscal 2005 and the Transition Period, the Company purchased $0.4 and $ nil of products and services, respectively, (2003 — $2.4; 2004 — $1.0) from March Networks and had an insignificant balance payable recorded in the due to related parties pursuant to this agreement at April 25, 2004, April 24, 2005 and April 30, 2005.
      Other sales to and purchases from companies related to the Principal Shareholder and arising in the normal course of the Company’s business were $0.4 and $1.2 respectively for the year ended April 24, 2005 and insignificant in the Transition Period (2003 — $0.9 and $0.5, respectively; 2004 — $0.3 and $0.7 respectively). The net balances payable as a result of these transactions were $0.3 and $ nil as of April 24, 2005 and April 30, 2005 respectively (2004 — $0.2 receivable). In addition, in Fiscal 2003 certain of the Company’s directors and members of senior management purchased convertible debentures in an aggregate amount of $0.3. In Fiscal 2004 these convertible debentures were converted to common shares of the Company and later exchanged for Series B Convertible, Redeemable Preferred Shares, as described in Note 22.
6.   Special Charges
      During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $13.7, net of reversals of prior year’s charges of $2.2, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $12.6 of employee severance and benefits associated with 265 terminated employees throughout the world, $3.0 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets.
      During Fiscal 2004, the Company implemented workforce reduction programs in an effort to realign spending levels with the lower sales volumes. Accordingly, pre-tax special charges of $11.7, net of reversals of prior year’s charges of $0.3, were recorded in Fiscal 2004. The components of the Fiscal 2004 charges include $8.5 of employee severance and benefits and associated legal costs incurred in the termination of 196 employees throughout the world, $3.2 of non-cancelable lease costs related to excess facilities and $0.3 of loss on disposal of capital assets. The lease termination obligation will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.
      During Fiscal 2005 the Company recorded pre-tax special charges of $10.6. The components of the charge include $8.7 of employee severance and benefits incurred in the termination of 154 employees around the world, $1.3 of non-cancelable lease costs related to excess facilities, $0.9 of assets written off as a result of the Company’s discontinuation its the ASIC design program, and a reversal of prior year’s charges of $0.3. Payment of workforce reduction liabilities are expected to be completed within the next twelve months. The lease termination obligations incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to nine years. Accordingly, the long-term portion of lease termination obligation has been recorded under long term liabilities.
      The following table summarizes details of the Company’s special charges and related reserve during Fiscal 2004, Fiscal 2005 and the Transition Period:

		Lease
	Workforce	Termination	Assets
Description	Reduction	Obligation	Written Off	Legal Costs	Total

Balance of reserve as of April 27, 2003	$0.6	$2.6	$—	$—	$3.2

Fiscal 2004:
Charges	8.1	3.2	0.3	0.4	12.0
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(6.5)	(0.7)	—	—	(7.2)
Assets written off	—	—	(0.3)	—	(0.3)
Foreign currency impact	0.2	0.2	—	—	0.4

Balance of reserve as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8

Fiscal 2005:
Charges	8.7	1.3	0.9	—	10.9
Adjustments	(0.3)	—	—	—	(0.3)
Cash payments	(8.9)	(1.2)	—	(0.4)	(10.5)
Assets written off	—	—	(0.9)	—	(0.9)
Foreign currency impact	0.4	0.3	—	—	0.7

Balance of reserve as of April 24, 2005	$2.0	$5.7	$—	$—	$7.7

Transition Period:
Charges	—	—	—	—	—
Adjustments	—	—	—	—	—
Cash payments	(0.2)	—	—	—	(0.2)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of reserve as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4

7.   Segment Information
     General description
      Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.
      In previous years, the Company reported its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business. The results of operations for 2005 and 2004 have been restated to conform with the new presentation. Results of operations for 2003 have not been restated since the necessary information is not available and the cost to develop it would be impracticable.
      The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, selling, general and administrative expenses, amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measures to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

     Business segments
      Financial information by geographic area for fiscal years 2004, 2005 and the Transition Period under the new basis of reporting is summarized below. External revenues are attributed to geographic area based on sales office location.

		Canada
		and		Asia	Corporate
	United States	CALA	EMEA	Pacific	and Other	Total

Fiscal 2004
Revenue	$161.4	$33.4	$140.5	$5.4	$—	$340.7

Contribution margin	60.8	7.9	34.9	0.1	—	103.7
Shared and unallocated costs	—	—	—	—	126.0	126.0

Operating earnings (loss)	$60.8	$7.9	$34.9	$0.1	$(126.0)	$(22.3)

Fiscal 2005
Revenue	$153.5	$37.2	$145.5	$6.0	$—	$342.2

Contribution margin	59.5	13.7	39.7	—		112.9
Shared and unallocated costs	—	—	—	—	154.2	154.2

Operating earnings (loss)	$59.5	$13.7	$39.7	$—	$(154.2)	$(41.3)

Transition Period
Revenue	$1.8	$0.4	$1.0	$—	$—	$3.2

Contribution margin	0.5	—	(0.3)	(0.1)	—	0.1
Shared and unallocated costs	—	—	—	—	1.8	(1.8)

Operating earnings (loss)	$0.5	$—	$(0.3)	$(0.1)	$(1.8)	$(1.7)

      The following table sets forth information by business segment for 2003 under the previous basis of reporting.

			Corporate
	Solutions	Services	and Other	Total

Fiscal 2003
External revenue	$164.8	$187.4	$—	$352.2
Inter-segment revenue	30.0	—	(30.0)	—

Total revenue	$194.8	$187.4	$(30.0)	$352.2

Goodwill	$3.1	$2.1	$—	$5.2

Depreciation of property and equipment	$4.6	$3.0	$5.1	$12.7

Segment operating income (loss)	$10.1	$41.1	$—	$51.2
Corporate and unallocated shared expenses	—	—	(80.3)	(80.3)
Stock-based compensation	—	—	(0.2)	(0.2)
Special charges	—	—	(13.7)	(13.7)
Amortization of intangible assets	—	—	(29.1)	(29.1)

Operating income (loss)	$10.1	$41.1	$(123.3)	$(72.1)

     Product information
      As described in Note 3, effective fiscal 2006, the Company revised the allocation of revenues between its product and service groups. The following table sets forth the net revenues for groups of similar products and services by period under the revised basis of reporting:

				Transition
	2003	2004	2005	Period

Products:
Platforms and desktop appliances	$157.9	$168.1	$165.1	$1.3
Applications	29.6	23.9	23.5	0.3
Other(1)	29.8	15.1	19.1	0.1

	217.3	207.1	207.7	1.7

Services:
Maintenance and support	95.9	95.4	85.3	1.2
Installation	18.1	15.8	22.1	0.1
Managed services	9.7	10.6	10.9	0.2
Professional services	11.2	11.8	16.2	—

	134.9	133.6	134.5	1.5

Total	$352.2	$340.7	$342.2	$3.2

(1)	Other products include mainly OEM products representing approximately eight percent, four percent, six percent and three percent of total revenue in Fiscal 2003, Fiscal 2004, Fiscal 2005, and Transition Period respectively.
     Geographic information
      Revenue from external customers are attributed to the following countries based on location of the customers.

				Transition
	2003	2004	2005	Period

Canada	$25.1	$25.2	$26.5	$0.3
United States	173.3	162.8	155.3	1.8
United Kingdom	126.0	124.2	127.3	1.0
Other foreign countries	27.8	28.5	33.1	0.1

	$352.2	$340.7	$342.2	$3.2

      Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	April 25, 2004			April 24, 2005

	Property and		Intangible and	Property and		Intangible and
	Equipment	Goodwill	Other Assets	Equipment	Goodwill	Other Assets

Canada	$6.2	$3.5	$1.5	$9.5	$3.8	$1.9
United States	0.9	0.7	—	0.9	0.8	—
United Kingdom	12.9	1.4	—	10.2	1.6	—
Other foreign countries	0.3	—	—	0.3	—	—

	$20.3	$5.6	$1.5	$20.9	$6.2	$1.9

	April 30, 2005

	Property and		Intangible and
	Equipment	Goodwill	Other Assets

Canada	$9.3	$3.6	$1.8
United States	0.9	0.9	—
United Kingdom	10.1	1.5	—
Other foreign countries	0.3	—	—

	$20.6	$6.0	$1.8

     Concentrations
      The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company’s revenue for the years ended April 27, 2003, April 25, 2004 and April 24, 2005 or for the Transition Period.
      As a result of the disposal of the manufacturing operations described in Note 5, BreconRidge exclusively manufactures substantially all of the Company’s Communications Solutions products at facilities located in Canada, the U.S. and the U.K. The Company is not obligated to purchase products from BreconRidge in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by BreconRidge. In addition, the Company may be obligated to purchase certain excess inventory levels from BreconRidge that could result from the Company’s actual sales of product varying from forecast. As of April 24, 2005 and April 30, 2005, there was excess inventory of $0.6, respectively (2004 — $1.0) for which the Company was liable, and has been recorded in the due to related parties amount. The Company’s supply agreement with BreconRidge results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company’s operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments.
8.   Securitization of Accounts Receivable
      On April 16, 2004, the Company entered into a Receivables Purchase Agreement (the “Agreement”). Under the Agreement, the Company may sell up to $38.9 of non-interest bearing trade accounts receivable to an unaffiliated financial institution on a revolving basis. The Company retains an interest in the transferred accounts receivable equal to the amount of the required reserve amount and continues to service, administer and collect the pool of accounts receivable on behalf of the purchaser and receives a fee for performance of these services. The Company’s interest in collections is subordinated to the purchasers’ interest.
      Effective December 1, 2004 the Company was not in compliance with certain covenants required under the terms of the facility and ceased to sell receivables into the facility. As of April 24, 2005 and April 30, 2005, the outstanding balance of the securitized receivables, the interest retained by the Company in the transferred receivables, and the servicing liability outstanding were all $nil.
      For the years ended April 25, 2004 and April 24, 2005 and the Transition Period ended April 30, 2005, the Company recognized a pre-tax loss of $nil and $0.3, and $nil respectively relating to the sale of receivables. There were no securitized receivables outstanding at the end of each of the three fiscal years.

      The table below outlines the cash flows received from and paid to the securitization trust for the years ended April 25, 2004, April 24, 2005 and for the transition period ended April 30, 2005:

	Year Ended	Year Ended	Six Days Ended
	April 25, 2004	April 24, 2005	April 30, 2005

Receipts
Receivables sold	$—	$64.8	$—
Less dilutions	—	(1.9)	—
Less loss on sale of receivables	—	(0.3)	—

Net proceeds on sale of receivables	—	62.6	—
Service revenue	—	0.3	—
Disbursements:
Funding of reserves	—	—	—
Fees	—	(0.4)	—

	$—	$62.5	$—

9.   Other Receivables
      Included in other receivables is an amount of $9.4 and $9.1 as of April 24, 2005 and April 30, 2005, respectively, for unbilled accounts (2004 — $3.2).
10. Prepaid Expenses and Other Assets
      Included in prepaid expenses and other assets is an amount of $7.9 as of April 24, 2005 and April 30, 2005 for assets used by the Company in the provision of maintenance and support services in its Customer Services segment (2004 — $8.2).
11. Inventories

	April 25,	April 24,	April 30,
	2004	2005	2005

Raw materials	$0.2	$0.7	$0.7
Finished goods	14.3	16.4	16.7

	$14.5	$17.1	$17.4

12. Property and Equipment

	April 25,	April 24,	April 30,
	2004	2005	2005

Cost:
Land	$0.6	$0.6	$0.6
Buildings	4.6	5.0	5.0
Equipment	55.0	61.6	61.0

	60.2	67.2	66.6

Less accumulated depreciation:
Buildings	0.2	0.4	0.4
Equipment	39.7	45.9	45.6

	39.9	46.3	46.0

	$20.3	$20.9	$20.6

      As of April 24, 2005 and April 30, 2005, equipment included leased assets with cost of $2.9 and $2.9, respectively (2004 — $2.9) and accumulated depreciation of $0.4 and $0.4, respectively (2004 — $2.2) and equipment utilized in the provision of Managed Services (see Note 3(e)) with cost of $10.9 and $10.8, respectively (2004 — $11.6) and accumulated depreciation of $7.9 and $7.8, respectively (2004 — $7.2). Depreciation expense recorded in Fiscal 2005 and the Transition Period amounted to $7.6 and $0.2, respectively (2004 — $10.8; 2003 — $12.7).
13. Goodwill

	April 25,	April 24,	April 30,
	2004	2005	2005

Balance, beginning of the period	$5.2	$5.6	$6.2
Foreign currency impact	0.4	0.6	(0.2)

Balance, end of the period	$5.6	$6.2	$6.0

      The Company has designated its third quarter as the date for the annual impairment test. The Company performed the required impairment tests of goodwill in Fiscal 2004 and Fiscal 2005 and based on these tests, goodwill is not considered to be impaired.
14. Intangible and Other Assets

	April 25,	April 24,	April 30,
	2004	2005	2005

Cost:
Patents, trademarks and other	$3.2	$3.5	$3.6
Deferred debt issue costs	—	—	3.9

	3.2	3.5	7.5

Less accumulated amortization:
Patents, trademarks and other	1.7	1.6	1.6
Deferred debt issue costs	—	—	—

	1.7	1.6	1.6

	$1.5	$1.9	$5.9

      Amortization of intangible and other assets was $29.1, $0.2, $0.7 and $nil in each of Fiscal 2003, Fiscal 2004, Fiscal 2005 and the Transition Period, respectively. Deferred debt issue costs incurred during the Transition period will be amortized over 5 years of which $nil has been amortized to date. The estimated amortization expense related to intangible assets in existence as of April 30, 2005, over the next five years is as follows: FY06 — $1.5; FY07-$1.5; FY08 — $1.3; FY09 — $0.8 and FY10 — $0.8. The Company does not allocate intangible assets to its segments, as management does not use this information to measure the performance of the operating segments.

15.	Bank Indebtedness
      As of April 24, 2005, the Company had a 364 day revolving credit facility of $20.3 (C$25.0) that was repaid in full on April 27, 2005 and cancelled as of that date. The facility bore interest at the prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers’ Acceptances plus 2.5 percent, with interest payable monthly, and was secured by a general assignment of substantially all the Company’s accounts receivable and a general security interest in the remaining assets of the Company. The credit facility was also personally guaranteed by the Principal Shareholder. The credit facility was to mature on June 30, 2005 and contained certain restrictions and financial covenants. During the fiscal year ended April 24, 2005, the Company was not in compliance with certain of these financial covenants, however the bank provided a consent and waiver of the non-compliance of those financial covenants. As at year end

April 25, 2004 and April 24, 2005, the Company was in compliance with these financial covenants. As of April 24, 2005, the Company had outstanding cash borrowings of $15.7 under this facility (2004 — $6.6) and $0.8 was committed under letter of credit arrangements (2004 — $1.0).
      During Fiscal 2003 and 2004, the Company’s U.K. subsidiary had a $6.5 (£4.1) loan facility that was subject to a borrowing base. The facility bore interest at LIBOR plus 3.5 percent, which would decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least C$20.0 from an equity offering. The principal amount of the loan was payable on March 4, 2004 and interest payable quarterly starting in June 2003. The facility was secured by a general assignment of the Company’s accounts receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. The loan facility contained certain restrictions and financial covenants. During Fiscal 2004, the Company repaid loans outstanding under the facility and the credit facility was cancelled.
      The Company’s U.K. subsidiary has a $1.9 (£1.0) overdraft facility bearing interest at the bank’s base rate plus 1.5%, with interest payable quarterly, and indemnity facilities totaling $5.7 (£3.0) available for letters of credit and other guarantees. At April 24, 2005 and April 30, 2005, $0.9 of the U.K. facilities was committed under letters of credit and other indemnities (2004 — $2.3). The U.K subsidiary also has additional available credit facilities of $2.0 (£3.8) of which $nil was borrowed at April 24, 2005 and April 30, 2005 (2004 — $nil). The overdraft facility is secured by a first legal charge over the subsidiary’s premises in the U.K., a guarantee by the parent company, and a counter indemnity to cover the bond, guarantee and indemnity facility.

16.	Accounts Payable and Accrued Liabilities

	April 25,	April 24,	April 30,
	2004	2005	2005

Trade payable	$11.8	$18.0	$14.9
Employee-related payables	9.6	9.3	11.1
Restructuring, warranty and other provisions	5.8	6.3	6.2
Other accrued liabilities	18.8	20.0	23.6

	$46.0	$53.6	$55.8

17.	Long-Term Debt

	April 25,	April 24,	April 30,
	2004	2005	2005

Capital leases, at interest rates varying from 5.6% to 11.8%, payable in monthly installments, with maturity dates ranging from 21 to 46 months, secured by the leased assets	$1.1	$3.2	$3.2
Chattel mortgage loan, bearing interest at 7.7%, payable in monthly installments, repaid in October 2004	1.6	—	—
Chattel mortgage loan, bearing interest at 6.3%, payable in monthly installments and due in April 2006, secured by certain U.K. equipment	1.0	0.6	0.6
Mortgage loan, bearing interest at 7.4% until December 2006, with an option to select a fixed or variable interest rate thereafter, payable in quarterly installments of $0.6 (£0.3) fixed until December 2006 with the balance due in December 2011, secured by the U.K. real estate properties	11.2	10.8	10.8

	14.9	14.6	14.6
Less: current portion	4.1	2.8	2.8

	$10.8	$11.8	$11.8

      Pursuant to the terms of the building mortgage agreement, the Company’s U.K. subsidiary must comply with certain financial covenants. At April 25, 2004, April 24, 2005 and April 30, 2005, the subsidiary was in compliance with these financial covenants.
      Interest expense related to long-term debt, including obligations under capital leases, was $1.0 in Fiscal 2005 and insignificant in the Transition Period (2003 — $1.4; 2004 — $1.3). Future minimum lease payments as of April 30, 2005 under capital leases total $3.7 of which $1.1, $1.1, $1.0 and $0.5 relate to Fiscal years 2006 to 2009, respectively. Interest costs of $0.5 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2006 — $1.9; 2007 — $1.4; 2008 — $1.5; 2009 — $1.6; 2010 and beyond — $5.0.

18.	Convertible Notes

Senior Secured Convertible Notes
      On April 27, 2005, the Company issued Senior Secured Convertible Notes, with attached warrants, for gross proceeds of $55.0 to a group of private investors (“Holders”). The notes mature on April 28, 2010 and accrue interest, payable semi-annually in arrears, at LIBOR plus 5.0% for any period prior to the consummation of a Qualified IPO, LIBOR plus 2.5% for any period following the consummation of a Qualified IPO and LIBOR plus 10.0% on or after the 30 month anniversary of the issuance date of the convertible notes if a qualified IPO has not been consummated. At any time on or after the consummation of a Qualified IPO or upon the occurrence of a Fundamental Change, the Holders of the notes are entitled to convert any portion of the outstanding principal and accrued and unpaid interest into common shares of the Company with the number of common shares to be received being calculated based on a formula that considers the fair value of the common shares in the case of an IPO and, in the case of a fundamental change, is based on $1.50 per common share subject to adjustment for a Make-Whole Premium. The Make-Whole Premium, which is based on the effective date of the Fundamental Change, the current fair value of the Company’s common shares and whether the Fundamental Change occurs Pre-IPO or Post-IPO may be settled in cash, by delivery of common shares or a combination thereof at the option of the Company. The determination of the Make-Whole Premium is not based on interest rates or credit risk and therefore is not considered clearly and closely related to the host instrument and qualifies as an embedded derivative under SFAS 133. Accordingly, the fair value of the embedded derivative is required to be recorded at fair value separate from the debt host. As at April 30, 2005 management has determined the fair value of the derivative instrument to be nominal.
      At any time commencing on or after the later of (i) May 1, 2008 and (ii) the 18 month anniversary of the Lock-Up Expiration Date provided that on each of the 10 consecutive trading days, the closing sale price per share is at least 200% of the conversion price of the notes, the Company has the right to redeem all or any portion of the principal remaining under the notes at a redemption price equal to the principal plus interest accrued to the date of redemption plus the net present value of the remaining interest payments to April 28, 2010. In the Event of Default, Holders of the notes may accelerate and require the Company to redeem all or any portion of the notes held including accrued and unpaid interest. Upon the occurrence of a Fundamental Change, the Company shall irrevocably offer to repurchase all or a portion of the note at a price equal to (i) 125% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs during 18 months after issuance but prior to the consummation of a Qualified IPO, (ii) 120% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the 18 months after issuance but prior to the consummation of a Qualified IPO or (iii) 100% of the principal of the notes (plus accrued and unpaid interest) if the Fundamental Change occurs following the consummation of a Qualified IPO. A Fundamental Change includes a consolidation or merger, sale, transfer or assignment of all or substantially all of the Company’s assets, a purchase of more than 50% of the Company’s outstanding common shares, consummation of a stock purchase agreement or other business combination, or reorganization, recapitalization or reclassification of the common shares of the Company, or any event that results in the Principal Shareholder beneficially owning in aggregate less than 115 million of the issued and outstanding shares in the capital of the Company.

      As a redemption upon the occurrence of a fundamental change, prior to the consummation of a Qualified IPO could result in (1) the Holder doubling its initial rate of return on the debt host and (2) the rate of return is at least twice what would be otherwise be the market return for a contract that has the same terms and credit risk as the debt host contract, the redemption feature is not considered to be clearly and closely related to the debt host and requires separate accounting from the debt host under the provisions of FAS 133. At April 30, 2005 management has assigned nominal value to the derivative instrument.
      The Holders of the notes have no voting rights and all payments due under this note shall rank pari passu with all additional notes and, prior to the consummation of a Qualified IPO, shall not be subordinate to any indebtedness of the Company. The notes are secured by a first priority, perfected security interest over the assets of the Company and over the assets and stock of specific subsidiaries.
      In conjunction with the issuance of the Senior Secured Convertible notes, the Company issued 16.5 million warrants, which are described further in Note 23. The gross proceeds from the financing were allocated between the notes and the warrants based on their relative fair values. Debt issue costs of $3.9 were incurred in connection with the financing transaction, and have been recorded as a deferred charge within the Intangible and Other Assets balance in the Consolidated Balance Sheet.
      The following table summarizes the allocation of the convertible notes among its different elements:

April 30,
2005

Proceeds on issuance of convertible notes	$55.0
Less: amount allocated to warrants	(7.7)
Foreign currency impact	(0.7)

Carrying value of convertible debt	$46.6

     Convertible Debentures
      On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $6.5. The maturity date of the convertible debentures was July 27, 2003 and was extended to October 31, 2003 during Fiscal 2004. The debentures provided for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. The principal amount of the debentures, together with accrued interest outstanding under the debentures was subject to mandatory conversion, and would automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company were issued during the term, at an equivalent price per share, or (ii) if no such financing occurred during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of C$3.00 per share and the price per share determined by an independent valuation.
      On October 31, 2003 the Company reached an agreement with the debenture holders whereby the entire carrying value of the debentures of $8.3 was converted to 5,445,775 common shares of the Company at C$2.00 per common share. As the conversion price was lower than the fair market value of the Company’s common shares of C$2.75 per share on the commitment date (August 16, 2002), a beneficial conversion feature was triggered resulting in a non-cash expense of $3.1 recorded in the Fiscal 2004 Consolidated Statements of Operations.
      In April 2004, 5,081,619 of the common shares issued upon conversion of the debentures were exchanged for 10,163,238 Series B Preferred Shares of the Company. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders upon conversion were exchanged for 728,312 Series B preferred shares. As the Company determined that the fair value of the Series B preferred shares to be equivalent to the fair value of the common shares, there was no gain or loss recorded on the exchange.
19. Commitments and Guarantees
     Operating leases
      The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see Note 5). Rental expense and income on operating leases were as follows:

				Transition
	2003	2004	2005	Period

Rental expense
Arms-length	$9.9	$8.6	$8.3	$—
Related party	6.0	6.7	5.9	0.1

Total	$15.9	$15.3	$14.2	$0.1

Rental income
Arms-length	$1.2	$0.1	$0.6	$—
Related party	3.7	4.3	3.6	—

Total	$4.9	$4.4	$4.2	$—

      Future operating minimum lease payments and future sublease income are as follows:

	Future Lease Payments		Future Lease Income

Fiscal year	Arms-length	Related Party	Arms-length	Related Party

2006	$6.5	$7.0	$0.3	$3.0
2007	4.6	7.0	—	1.0
2008	3.8	7.0	—	—
2009	2.4	7.0	—	—
2010	1.6	7.0	—	—
Thereafter	5.4	7.0	—	—

Total	$24.3	$42.0	$0.3	$4.0

     Capital expenditures
      As of April 30, 2005, capital expenditure commitments to BreconRidge are $0.1 (2004 — $0.1).
     Guarantees
      The Company has the following major types of guarantees that are subject to the accounting and disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”):
      Product warranties:
      The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

	April 25,	April 24,	April 30,
	2004	2005	2005

Balance, beginning of period	$1.9	$2.1	$2.6
Warranty costs incurred	(0.7)	(1.0)	—
Warranties issued	0.4	1.0	—
Changes to accruals related to pre-existing warranties	0.5	0.5	—

Balance, end of period	$2.1	$2.6	$2.6

          Intellectual property indemnification obligations:
      The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.
          Bid and performance related bonds:
      The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term. Potential payments due under these may be related to the Company’s performance and/or the Company’s resellers’ performance under the applicable contract. Under FIN 45, the Company must measure and recognize a liability equal to the fair value of bid and performance related bonds involving the performance of the Company’s resellers. At April 25, 2004, April 24, 2005 and April 30, 2005 the liability recognized in accounts payable and accrued liabilities related to these bid and performance related bonds, based on past experience and management’s best estimate, was insignificant. At April 24, 2005 and April 30, 2005, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.3 and $5.4, respectively (2004 — $8.1).
20. Contingencies
      In October 2003 the Company was served with a summons and complaint in a class action lawsuit brought forward by former employees of the Company. The complaint alleged liabilities for pay in lieu of termination notice and temporary reduction in hours and pension contributions. In October 2004, the Company reached an agreement with the complainants whereby the complaint was settled.

      The Company is also party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.
21. Redeemable Common Shares
      Pursuant to the amended shareholders’ agreement dated April 23, 2004, upon failure to complete an initial public offering (“IPO”) of its common shares by September 1, 2006, Zarlink, a shareholder of the Company, has a right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of C$2.85 per common share. Accordingly, the common shares held by Zarlink with an original carrying value of $16.9 are classified in the mezzanine section of the Consolidated Balance Sheets as redeemable common shares. In addition, an aggregate amount of $1.3 and $1.3 (2004 — $0.9) accreted for the excess of the redemption amount over the original carrying value was recorded as of April 24, 2005 and April 30, 2005. The accreted amount is recorded as an increase in accumulated deficit.
      On April 23, 2004 another shareholder holding 4,000,000 redeemable common shares of the Company reached an agreement with the Company whereby all 4,000,000 redeemable common shares were exchanged for 16,000,000 Series B Convertible Redeemable Preferred Shares of the Company at their then fair value of C$1.00 per preferred share. As a result of the exchange the carrying value of the redeemable common shares of $12.5, including accreted interest, was reclassified from redeemable common shares to convertible, redeemable preferred shares, all within the mezzanine section of the Consolidated Balance Sheets.
      The following table summarizes the changes in redeemable common shares during the years presented:

	April 25,	April 24,	April 30,
	2004	2005	2005

Balance, beginning of the period	$29.0	$17.8	$18.2
Interest accreted during the period	1.3	0.4	—
Exchange of redeemable common shares, including accreted interest, for Series B preferred shares	(12.5)	—	—

Balance, end of period	$17.8	$18.2	$18.2

22. Convertible, Redeemable Preferred Shares
     Series A Preferred Shares
      On April 23, 2004 the Company issued 20,000,000 Class A Series 1 Convertible and Redeemable Preferred Shares (“Series A Preferred Shares”) for cash consideration of C$1.00 per share (USD equivalent of $0.73 per share), together with attached common stock purchase warrants. As described further in Note 23, the warrants entitle the Series A holders to purchase 5,000,000 common shares of the Company at an exercise price of C$1.25 per share. The warrants are immediately exercisable and expire 7 years from the original issuance date. The fair value of the warrants on the date of issuance of $1.0 was allocated from the net proceeds on sale of the shares and is recorded as a component of shareholders’ deficiency.
      The Series A Preferred Shares are subject to non-cumulative dividends as and when declared by the Board of Directors of the Company. The amount, if any, of any such dividends is at the absolute discretion of the Board. No dividends have been declared as of April 25, 2004, April 24, 2005 and April 30, 2005. The holders of the Series A Preferred Shares are entitled to elect two members of the Board of Directors of the Company, and at least one of the members of certain committees of the Board of Directors, and are entitled to vote as a single class with each share of Series B Preferred Shares and Common Shares.
      The Series A Preferred Shares are convertible at any time at the option of the holders without payment of any additional consideration into common shares at a conversion value of C$1.00 per share, plus any declared but unpaid dividends. The terms of the agreement provide that, if the Company subsequently issues common shares or common share equivalents at a price less than the conversion value in effect prior to such issuance (subject to certain excluded transactions), the conversion value of the Series A Preferred Shares will be reduced accordingly. The Series A Preferred Shares also have the following additional conversion features: i) the shares will automatically convert into common shares upon the closing of a qualified IPO or upon a vote or written consent of the majority of the Series A shareholders; ii) if the Series A shareholders convert after 2 years from the original issue date, in addition to the common shares otherwise issuable upon conversion, the Series A shareholders will also receive, in respect of each share so converted, an additional number of common shares equal to the issue price of C$1.00 per preferred share divided by the fair market value of a common share on the date of conversion iii) if the shares are converted pursuant to a non-qualified IPO within the first two years after the original issuance, the Series A shareholders will receive an additional number of common shares based on a formula set out in the articles of the Company which takes into consideration the relative value of the issue price to the IPO price. As the fair market value of the common shares into which the Series A Preferred Shares were convertible was greater than the effective conversion price for accounting purposes, determined based on the gross proceeds less the fair value of the warrants on the date of issuance, a deemed dividend for this excess of $1.4 was recorded as an increase in the net loss attributable to common shareholders.
      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series A Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series A Preferred Shares are convertible (other than common shares issuable under additional conversion features). The Series A shareholders will also have a right to request the redemption of the Series A shares upon the exercise of put rights by certain shareholders. In the event of an exercise of put rights, the redemption amount will be equal to the original issue price of C$1.00 per preferred share times the number of Series A Preferred Shares outstanding, plus any declared but unpaid dividends, plus the issuance of the number of common shares into which the Series A Preferred Shares are convertible. At April 25, 2004, April 24, 2005 and April 30, 2005 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at C$1.00 per share.
      As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series A Preferred Shares was valued at $8.7 and $8.6 as of April 24, 2005 and April 30, 2005 (April 25, 2004 — $6.7), and is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations. The initial value of the Series A Preferred Shares of $5.8, after allocation of proceeds between warrants and the derivative instrument, is classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For Fiscal 2004, Fiscal 2005 and the Transition Period, the amount of accreted interest was insignificant, $1.2 and insignificant, respectively.
     Series B Preferred Shares
      On April 23, 2004, pursuant to the issuance of the Series A Preferred Shares, certain common shareholders of the Company exchanged 29,530,494 common shares for 67,060,988 Class B Series 1 Convertible and Redeemable Preferred Shares (“Series B Preferred Shares”) of the Company at C$1.00 per preferred share. During Fiscal 2005, the remaining 364,156 common shares issued to the convertible debenture holders (refer to Note 21) upon conversion were exchanged for 728,312 Series B preferred shares.
      The Series B Preferred Shares carry the same rights and privileges with respect to dividends and votes as the Series A Preferred Shares, except that the Series B Preferred Shares rank junior to the Series A Preferred Shares, but senior to the holders of common shares or any other class of shares, in the event of payment of preferential amounts required upon a liquidation or change of control.
      The Series B Preferred Shares carry the same conversion rights, and in the same conversion amounts, as the Series A Preferred Shares.
      At any date after 5 years from the original issuance date, or at any date prior to a partial sale event other than a public offering, the majority holders of the Series B Preferred Shares have a right to require the Company to redeem the shares for cash. The redemption amount is equal to the original issue price of C$1.00 per preferred share times the number of Series B Preferred Shares outstanding, plus any declared but unpaid dividends, plus the then current fair market value of the common shares into which the Series B Preferred Shares are convertible (other than common shares issuable under additional conversion features). At April 25, 2004, April 24, 2005 and April 30, 2005 management has estimated that the fair market value of the Company’s common shares was equivalent to the fair value of preferred shares at C$1.00 per share.
      As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133. The derivative component relating to the Series B Preferred Shares was valued at $29.3 and $28.8 as of April 24, 2005 and April 30, 2005 (April 25, 2004  — $22.5) and is recorded as a liability. The initial value of the Series B Preferred Shares of $27.7, after allocation of proceeds to the derivative instrument, was classified in the mezzanine section of the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount is being accreted over the five-year period to redemption. For Fiscal 2004, Fiscal 2005 and the Transition Period, the amount of accreted interest was insignificant, $4.0 and $0.1, respectively. Similar to the Series A Preferred Shares, the derivative component relating to the Series B Preferred is recorded as a liability with the change in the value of the derivative being recorded as a non-cash expense in the Consolidated Statements of Operations.

      The following table summarizes the allocation of the convertible, redeemable preferred shares, net of share issue costs, among its different elements:

	Series A	Series B	Total

Fiscal 2004
Convertible, redeemable preferred shares (all net of share issue costs):
Issued for cash	$13.5	$—	$13.5
Issued in exchange for common shares	—	37.8	37.8
Issued in exchange for redeemable common shares	—	10.3	10.3
Less: amount allocated to warrants	(1.0)	—	(1.0)
Less: amount allocated to derivative instrument	(6.7)	(22.5)	(29.2)
Beneficial conversion feature on Series A preferred shares	(1.4)	—	(1.4)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	1.4	—	1.4
Accreted interest on redeemable common shares exchanged for Series B preferred shares	—	2.1	2.1

Carrying value as of April 25, 2004	$5.8	$27.7	$33.5

Fiscal 2005
Issued in exchange for common shares	—	0.5	0.5
Less: amount allocated to derivative instrument	—	(0.2)	(0.2)
Accreted interest	1.2	4.0	5.2

Carrying value as of April 24, 2005	$7.0	$32.0	$39.0

Transition Period
Accreted interest	—	0.1	0.1

Carrying value as of April 30, 2005	$7.0	$32.1	$39.1

23. Warrants
      The following table outlines the carrying value of warrants outstanding as of April 25, 2004, April 24, 2005 and April 30, 2005:

	April 25,	April 24,	April 30,
	2004	2005	2005

i) Warrants issued/issuable in connection with government funding
Balance at beginning of the period	$17.6	$28.7	$39.1
Government funding received in period — warrants issued	2.4	1.9	—
Government funding received in period — no warrants issued	5.5	7.2	—
Accrued government funding receivable — no warrants issued	3.2	1.3	—

Balance at end of the period	28.7	39.1	39.1
ii) Warrants issued in connection with Series A Preferred Shares	1.0	1.0	1.0
iii) Warrants issued to financing agent	0.1	0.1	0.1
iv) Warrants issued in connection with Senior Secured Convertible Notes	—	—	7.7

Total warrants outstanding	$29.8	$40.2	$47.9

i)	During Fiscal 2003, the Company, in conjunction with the Partner Company and the Funding Company, signed an agreement for funding from the Canadian Government for up to C$60.0 of the Funding Company’s, the Partner Company’s and the Company’s research and development activities over a three-year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2003, 2004 and 2005 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date.

As at April 25, 2004 the Company had issued warrants to acquire 12,986,968 common shares pursuant to the above agreement. During Fiscal 2005, an additional 13,862,943 warrants were issued at the then fair value of C$1.00 per share, of which 11,481,109 warrants related to $8.7 of government funding that was receivable and received during Fiscal 2004, and the remaining 2,381,834 relate to funding received during Fiscal 2005. As at April 24, 2005 a total of 26,849,911 warrants had been issued pursuant to the above agreement. Warrants relating to the remaining $8.5 of government funding received and receivable during Fiscal 2005 will be issued in September 2005 according to the terms of the agreement.

ii)	In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued to the holders of the Series A Preferred Shares warrants to acquire 5,000,000 common shares of the Company. The warrants are exercisable at C$1.25 per common share and have a seven year life. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: seven year life, interest rate of 4.37 percent, volatility of forty percent and no dividends. The warrants are automatically exercisable based on a formula in connection with a Qualified IPO.

iii)	In connection with the issuance of Series A Preferred Shares in Fiscal 2004, the Company issued warrants to the placement agent to acquire 1,000,000 common shares of the Company, as consideration for services rendered in connection with the financing transaction and accounted for them as an issue cost. The fair value of the warrants was estimated based on the fair value of services received. The warrants are exercisable at C$1.00 per share and have a five year life. The warrants expire in connection with a Qualified IPO.

iv)	As described in Note 18, in connection with the issuance of the Senior Secured Convertible Notes on April 27, 2005, the Company issued to the holders warrants to acquire 16,500,000 common shares of the Company. The warrants are exercisable at any time on or after the earliest of the date of effectiveness of a Qualified IPO, the date of effectiveness of any other public offering of the common shares or upon and following a fundamental change. The warrants are exercisable at a price per share equal to the lower of (i) USD $1.50 and (ii) the arithmetic average of the closing sales prices of the Company’s shares during the first 10 trading days following the date of expiry of any lock-up restrictions entered into by the Company in connection with a Qualified IPO. The warrants expire the later of (i) the 4th anniversary of the issuance date and (ii) if a Qualified IPO occurs prior to the 4th anniversary, the 1st anniversary of the effective date of the Qualified IPO. The Holder may elect, in lieu of making the cash payment upon exercise of the warrants, to receive the “net number” of common shares which equates to the excess of the fair value of the common shares over its exercise price. The relative fair value of the warrants on the date of issuance of $7.7 was allocated from the proceeds on the issuance of the convertible notes and has been recorded as a component of shareholders’ deficiency. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: five year life, interest rate of 3.83 percent, volatility of one hundred percent and no dividends.
24. Share Capital
      The Company’s authorized capital stock consists of an unlimited number of common shares, and an unlimited number of Series A Preferred Shares and Series B Preferred Shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. The terms of the preferred shares are described further in Note 22 of these financial statements.
      During Fiscal 2005, the Company issued 153,616 shares (2003 — 10,487; 2004 — 33,591) for total consideration of $0.1 (2004 — $0.1; 2003 — $0.1) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.
     Equity offerings
      On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $14.6, of which $8.8 was received in cash and $5.9 was covered by employee interest-free loans repayable to the Company over a two-year period from the date of each offering. The repayment of certain of the loans was suspended during Fiscal 2003 and reinstated during Fiscal 2004.
      During Fiscal 2005 the Company completed an equity offering to certain employees and eligible investors. The Company issued 5,601,870 common shares at C$1.00 per share, for total consideration of $4.6, of which $3.0 was received in cash and $1.6 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of the offering.
      As of April 24, 2005 and April 30, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 — $0.3), were recorded against shareholders’ deficiency.
     Share Purchase Loans
      As part of the Fiscal 2005 equity offering described above, the Company implemented an Employee Stock Purchase Plan allowing U.S. employees to purchase up to 2,000,000 common shares of the Company through a single lump sum payment and/or a company loan. Shares purchased using company loans are secured by the underlying share, repayable by means of payroll deduction over a maximum two year period and non-interest bearing unless there is a default in payment, in which case the loan bears simple interest calculated at 10% per annum. Non-U.S. employees were provided with the ability to acquire shares under similar terms and conditions. As of April 24, 2005 and April 30, 2005, outstanding employee share purchase loans receivable, in the amount of $1.2 and $1.2 respectively (2004 — $0.3) were recorded against shareholders’ deficiency.
     Stock Option Plan
      In March 2001, the Company’s shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the “Plan”) applicable to the Company’s employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 24, 2005 and April 30, 2005 were 6,519,998 and 6,543,751 options, respectively (2004 — 20,517,736).
      On December 23, 2003 the Company put forth an offer to all eligible employees to exchange all of their outstanding, unexercised options to purchase common shares of the Company, in exchange for grants of new options. All of the 10,373,302 options tendered in the exchange were cancelled on January 23, 2004. An equal number of new options were granted to the participating employees on July 26, 2004. The new options vest in four equal installments commencing one year from the date of grant, and have an exercise price of C$1.00 per share, the fair value of the Company’s common stock on the date of grant.

      Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	2003		2004

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding options:
Balance, beginning of period:	16,873,299	$2.48	16,037,154	$2.59
Granted	1,406,900	$1.94	1,337,087	$1.76
Exercised	(3,695)	$2.59	(5,950)	$2.57
Forfeited	(1,774,572)	$2.52	(1,527,436)	$2.58
Expired	(464,778)	$2.48	(985,289)	$2.69
Cancelled	—	$—	(10,373,302)	$2.51

Balance, end of period:	16,037,154	$2.42	4,482,264	$2.50

Number of options exercisable	6,787,640	$2.44	2,462,636	$2.59

Weighted average fair value of options granted during the period using the minimum value option pricing model		$0.41		$0.29

	2005		Transition Period

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding options:
Balance, beginning of period:	4,482,264	$2.77	18,480,002	$1.20
Granted	15,220,873	$0.81	—	$—
Exercised	—	$—	—	$—
Forfeited	(725,856)	$1.54	(15,153)	$1.69
Expired	(497,279)	$2.84	(8,600)	$2.96
Cancelled	—	$—	—	$—

Balance, end of period:	18,480,002	$1.22	18,456,249	$1.19

Number of options exercisable	3,017,863	$2.82	3,102,973	$2.78

Weighted average fair value of options granted during the year using the minimum value option pricing model		$0.15		$—

      A summary of options outstanding as of April 24, 2005 and April 30, 2005 is as follows:

	April 24, 2005

	Total outstanding		Total exercisable

		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise Price	Options	Life	Options	Life

$0.81	14,611,295	4.4 years	3,000	4.3 years
$1.62	182,874	3.6 years	46,367	3.6 years
$2.23	749,750	2.7 years	327,875	2.6 years
$2.84	2,088,997	0.9 years	2,087,497	0.9 years
$3.24	847,086	1.7 years	553,124	1.7 years

	18,480,002		3,017,863

	April 30, 2005

	Total outstanding		Total exercisable

		Weighted-		Weighted-
		Average		Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise Price	Options	Life	Options	Life

$0.80	14,599,055	4.4 years	3,000	4.2 years
$1.59	182,311	3.6 years	46,367	3.6 years
$2.19	749,750	2.7 years	327,875	2.6 years
$2.78	2,082,647	0.9 years	2,081,147	0.9 years
$3.18	842,486	1.7 years	644,584	1.7 years

	18,456,249		3,102,973

     Earnings (loss) per share
      The following table sets forth the computation of basic and diluted loss per share:

				Transition
	2003	2004	2005	Period

Net loss, as reported	$(70.1)	$(30.6)	$(49.6)	$(1.6)
Stock-based dividend	—	(0.1)	—	—
Accreted interest on redeemable shares	(1.1)	(1.3)	(5.6)	(0.1)
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	—	(1.4)	—	—

Net loss available to common shareholders	$(71.2)	$(33.4)	$(55.2)	$(1.7)

Weighted average number of common shares outstanding during the period
Loss per common share — basic and diluted	113,109,751	127,831,211	113,792,829	117,149,933

	$(0.63)	$(0.26)	$(0.49)	$(0.01)

      As a result of the net losses for each of the following periods, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

				Transition
(Number of shares)	2003	2004	2005	Period

Stock options	—	19,888	—	—
Warrants	5,254,920	11,278,329	28,475,127	28,686,974
Convertible debentures	4,885,389	2,029,111	—	—
Convertible, redeemable preferred shares	—	477,047	87,789,300	87,789,300

	10,140,309	13,804,375	116,264,427	116,476,274

      Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For Fiscal 2005 and the Transition Period, 18,480,002 and 18,456,249 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2003 — 15,538,533; 2004 — 4,277,764).
     Stock-based compensation
      During Fiscal 2005 and the Transition Period, the Company granted 145,604 and Nil (2003 — 30,000; 2004 — Nil) stock options at an exercise price of C$1.00 (2003 — C$2.75) per share to consultants and advisory directors, as well as employees who, subsequent to the options grants, became former employees of the Company as a result of the disposal of the manufacturing operations and other outsourcing actions. The fair market value of these stock options was determined using a Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as of April 24, 2005 and April 30, 2005. The following assumptions were used: five-year life, interest rate of 3.55 percent, volatility of 100 percent and no dividends. Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date as the amount equal to the change in fair value of the stock options. Deferred stock compensation of $0.1 was recorded and is being amortized over the vesting period of four years from the date of grant, with $insignificant and $Nil (2003 — $0.1; 2004 — $0.2) amortized into selling, general and administrative expense for Fiscal 2005 and the Transition Period, respectively. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.
      In addition, during Fiscal 2005 and the Transition Period, there were no (2003 — 20,000; 2004 — 88,000) stock options granted to employees of the Supplier and other companies controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $Nil (2003 — insignificant; 2004 — $0.1) based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder.
25. Other Income (Expense), Net

				Transition
	2003	2004	2005	Period

Foreign exchange gains (losses), net	$2.9	$(1.0)	$(0.1)	$0.2
Interest income	0.4	0.4	0.5	—

	$3.3	$(0.6)	$0.4	$0.2

26. Income Taxes
      Details of income taxes are as follows:

				Transition
	2003	2004	2005	Period

Loss before income taxes:
Canadian	$(8.7)	$(10.0)	$(24.8)	$(0.2)
Foreign	(64.3)	(20.3)	(24.0)	(1.4)

	$(73.0)	$(30.3)	$(48.8)	$(1.6)

Income tax (expense) recovery:
Current:
Canadian	$—	$—	$0.8	$—
Foreign	2.9	(2.0)	(1.6)	—

	2.9	(2.0)	(0.8)	—
Deferred:
Canadian	$—	$—	$—	$—
Foreign	—	1.7	—	—

	$2.9	$(0.3)	$(0.8)	$—

      The income tax (expense) recovery reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:

				Transition
	2003	2004	2005	Period

Expected tax rate	38.0%	36.3%	36.0%	38.0%

Expected tax benefit	$29.1	$12.8	$17.5	$0.6
Foreign tax rate differences	(17.9)	(9.1)	(7.9)	(0.5)
Tax effect of losses and temporary differences not recognized	(14.9)	(5.9)	(2.9)	(0.1)
Tax effect from the recognition of previously unrecognized losses	—	—	—	—
Permanent differences	3.7	0.1	(7.0)	—
Tax refunds and other adjustments related to prior years	2.9	1.8	(0.5)	—

Income tax (expense) recovery	$2.9	$(0.3)	$(0.8)	$—

      The tax effect of components of the deferred tax assets and liabilities are as follows:

	April 25,	April 24,	April 30,
	2004	2005	2005

Assets:
Net operating loss carryforwards	$59.5	$75.1	$74.3
Allowance for doubtful accounts	2.7	2.3	2.3
Inventory	1.2	0.9	0.9
Restructuring and other accrued liabilities	8.1	3.3	3.3
Pension	7.6	7.9	7.8
Lease obligations and long-term debt	0.4	1.1	1.1
Property and equipment	2.9	3.8	3.6
Intangible and other assets	10.1	7.1	7.1

Total deferred tax assets	92.5	101.5	100.4

Deferred tax liabilities	—	—	—

Total gross deferred tax assets net of total deferred tax liabilities	92.5	101.5	100.4
Valuation allowance	(92.5)	(101.5)	(100.4)

Total deferred tax assets	$—	$—	$—

      A valuation allowance has been established due to uncertainty regarding the realization of the future benefit relating to that amount.
      The Company and its subsidiaries had the following tax loss carry forwards and tax credits which are scheduled to expire as follows:

	April 25, 2004		April 24, 2005		April 30, 2005

	Tax	Tax	Tax	Tax	Tax	Tax
Year of Expiry	Losses	Credits	Losses	Credits	Losses	Credits

2005	$8.3	$—	$—	$—	$—	$—
2006	—	—	—	—	—	—
2007	—	—	—	—	—	—
2008	25.9	—	5.3	—	4.8	—
2009	5.0	—	3.8	—	3.0	—
2010	47.1	—	52.0	—	51.0	—
2011-2022	141.4	11.6	185.2	20.4	184.1	20.3
Indefinite	28.5	—	74.3	—	74.3	—

Total	$256.2	$11.6	$320.6	$20.4	$317.2	$20.3

      These tax loss carry forwards relate to operations in Canada, the U.S., the U.K., Italy, Hong Kong and Barbados. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.
      The tax credits relate to the Canadian operations and may be used to offset future Canadian federal income taxes payable.
      The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax or withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax or withholding taxes on repatriation of subsidiary earnings.
      The Company is subject to ongoing examinations by certain taxation authorities of the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provisions for income taxes. The Company believes that it has adequately provided for tax adjustments that are probable as a result of any ongoing or future examination.
27. Pension Plans
      The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees. In addition, the Company’s U.K. subsidiary maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management’s best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as of March 31, 2005.
      In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.
      In Fiscal 2004, the strengthening in global capital markets and better returns on plan assets had a positive impact on the Company’s defined benefit pension plan assets and obligations. As a result, the Company reduced its minimum pension liability, the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets, by £2.8. After the effects of foreign currency translation, the overall pension liability decreased by $6.2 to $24.8. The adjustment has been recorded as a reduction to pension liability and as a reduction to accumulated other comprehensive loss on the Consolidated Balance Sheet. In Fiscal 2005, the markets continued to strengthen resulting in a decrease in the minimum pension liability in British Pounds of £1.3. However, the effect of converting from British Pounds to U.S. dollars has lead to an increase in minimum pension liability of $0.6 to $25.4.
      The changes in the actuarial present value of the change in accrued pension benefits, the net assets available to provide for these benefits, at market value, and the pension expense were insignificant at April 30, 2005. The reduction in the minimum pension liability of $0.3 related to the foreign exchange impact of converting from British Pounds to U.S. dollars.

     United Kingdom Defined Benefit Pension Plan
      The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

	April 25,	April 24,
	2004	2005

Change in accrued pension benefits:
Benefit obligation at beginning of period	$86.6	$103.4
Service cost	1.8	1.8
Interest cost	5.1	5.9
Plan participants’ contributions	1.6	1.5
Actuarial (gain) loss	(0.5)	1.3
Benefits paid	(0.8)	(0.9)
Foreign exchange	9.6	8.8

Benefit obligation at end of period	103.4	121.8

Change in plan assets:
Fair value of plan assets at beginning of period	46.8	66.1
Actual return on plan assets	11.0	7.8
Employer contributions	1.8	2.6
Employee contributions	1.6	1.5
Benefits paid	(0.8)	(0.9)
Foreign exchange	5.7	5.8

Fair value of plan assets at end of period	66.1	82.9

Funded status	(37.3)	(38.9)
Unrecognized net actuarial (gain)/loss	12.5	13.5

Net pension benefit liability	$(24.8)	$(25.4)

      The company’s Benefit Obligation (“BO”) for its significant plans is disclosed above. SFAS No. 132(R) requires that companies disclose the aggregate BO and plan assets of plans in which the BO exceeds the plan assets. Similar disclosure is required for all plans in which the accumulated benefit obligation (“ABO”) exceeds plan assets. The following table provides information with respect to our BO and ABO which are in excess of plan assets:

	April 25,	April 24,
	2004	2005

Projected benefit obligation	$103.4	$121.8
Accumulated benefit obligation	90.9	108.3
Fair value of plan assets	66.1	82.9
      The Company’s net periodic benefit cost was as follows:

	2003	2004	2005

Current service cost — defined contribution	$1.5	$1.5	$1.7
Current service cost — defined benefit	2.2	3.6	1.8
Interest cost	4.1	5.1	5.9
Expected return on plan assets	(4.1)	(3.9)	(5.5)
Recognized actuarial loss	0.1	1.3	1.3

Net periodic benefit cost	$3.8	$7.6	$5.2

      The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

	April 25,	April 24,
	2004	2005

Discount rate	5.5%	5.5%
Compensation increase rate	2.5%	2.5%
Investment returns assumption	7.75%	7.75%
Average remaining service life of employees	20 years	20 years
     Estimated Future Benefit Payments
      The table below reflects the total pension benefits expected to be paid in future years.

Benefit Payments

2006	$1.1
2007	1.3
2008	1.4
2009	1.5
2010	1.7
2011-2015	9.6
     Contributions
      The Company expects contributions of $3.4 to its pension plan in 2006.
     Plan Assets
      The company’s pension plan weighted-average asset allocations at April 25, 2004 and April 24, 2005 and target allocations for 2006, by asset category are as follows:

			2006
	April 25,	April 24,	Target
	2004	2005	Allocation

Equities	84%	79%	80%
Bonds	12%	20%	20%
Cash	4%	1%	—
      The investment objectives of the pension portfolio of assets (“the Fund”) are designed to generate returns that will enable the Fund to meet its future obligations. The performance benchmark for the investment managers is to earn in excess of the index return in those asset categories, which are actively managed. In setting the overall expected rate of return, the various percentages of assets held in each asset class together with the investment return expected from that class are taken into account. For cash and bonds, the rate used is that derived from an appropriate index at the valuation date. For equities, a model is used which combines price inflation, dividend yield and an allowance for gross domestic product growth.
28. Financial Instruments
     Fair value
      The Company’s financial instruments include cash and cash equivalents, restricted cash, bank indebtedness, accounts receivable, other receivables, long-term receivables, accounts payable, amounts due to (from) related parties, long-term debt, derivative instruments, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $0.1 and $0.1 at April 24, 2005, and $0.1 and $0.3 at April 30, 2005, classified as other current assets and accounts payable and accrued liabilities, respectively (April 25, 2004 — $0.3 and $0.1, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value, with the exception of convertible notes. The carrying value of the convertible notes was determined based on the allocation of gross proceeds received between the notes and the warrants based on their relative estimated fair values. The estimated fair value of the convertible notes is $55.4. The fair value of derivative instruments is determined by management and reflects the present value of the obligation and the likelihood of contingent events occurring.

	April 25, 2004		April 24, 2005		April 30, 2005

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Long-term receivables	$0.3	$0.3	$0.4	$0.4	$0.4	$0.4
Long-term debt	$14.9	$15.9	$14.6	$14.6	$14.6	$14.6
Convertible notes	$—	$—	$—	$—	$46.6	$55.4
     Credit risk
      The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable and other receivables. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company’s orientation is global with a large number of diverse customers to minimize concentrations of credit risk.
     Interest rate risk
      The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers’ Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.
     Foreign currency risk
      The Company is exposed to currency rate fluctuations related primarily to its future net cash flows from operations in U.S. dollars, British pounds and Euros. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. These contracts are not entered into for speculative purposes, and are not treated as hedges for accounting purposes. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.
      The Company’s foreign exchange contracts mature in May 2005. As of April 24, 2005 and April 30, 2005, other income (expense), net included a net unrealized gain of insignificant and $0.2, respectively, (2003 — gain of $0.3; 2004 — gain of $0.2) for changes in the fair value of foreign exchange contracts. As at April 24, 2005 and April 30, 2005, the Company had outstanding foreign exchange contracts requiring it (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of C$nil (2004 — C$30.7), (ii) to exchange U.S. dollars for Canadian dollars with a notional amount of C$17.2 (2004 — C$35.8), and (iii) to exchange Euro dollars for Canadian dollars with aggregate notional amounts of C$10.3 (2004 — $6.1).

     Non-derivative and off-balance sheet instruments
      Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company’s reserve for possible credit and guarantee losses. As of April 25, 2004, April 24, 2005 and April 30, 2005, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $1.6 as of April 24, 2005 and April 30, 2005 (April 25, 2004 — $3.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was insignificant as of April 25, 2004, April 24, 2005 and April 30, 2005.
29. Potential Sale of Subsidiary
      During Fiscal 2005 the Company implemented a plan to dispose of Edict Training Limited (“Edict”), an eighty percent owned subsidiary of the Company. Management has committed to the plan of disposal, which, has been approved by the Board of Directors of the Company. The current plan for disposal involves the sale of the Company’s eighty- percent ownership interest in Edict to its twenty- percent minority interest shareholder (“the potential buyer”). Preliminary negotiations have indicated a potential selling price of £0.3, or $0.5. The carrying value of the Company’s proportionate ownership in the net assets of Edict as of April 30, 2005 was $0.5, resulting in an insignificant gain or loss on disposal. Management believes the sale will likely be completed within one year. At the date of these financial statements management was still in negotiations with the potential buyer and certain actions were still required to complete the plan. It is possible that there could be significant changes to the plan, including the selling price, as the required actions become completed and the negotiations get finalized. As significant changes to the plan could occur, the assets do not qualify for classification as “assets held for sale” under SFAS 144 Accounting for the impairment or disposal of long lived assets.
      The following details the Company’s proportionate interest in the carrying value of the net assets of Edict as of April 25, 2004, April 24, 2005 and April 30, 2005:

	April 25,	April 24,	April 30,
	2004	2005	2005

Assets:
Cash	$1.6	$0.4	$0.6
Accounts receivable	1.2	0.7	0.5
Fixed assets	—	—	—
Due to affiliates (net)	—	0.6	0.6
Liabilities:
Accounts payable and accrued liabilities	0.6	0.6	0.6
Deferred revenue	1.2	0.5	0.5
Taxes payable	0.2	0.1	0.1

Net Assets	$0.8	$0.5	$0.5

      The revenues of Edict for Fiscal 2003, Fiscal 2004, Fiscal 2005 and the Transition Period were, $1.5, $3.1, $3.4 and insignificant respectively. Net loss was $1.1, $1.1, $1.6 and insignificant respectively for Fiscal 2003, Fiscal 2004, Fiscal 2005 and the Transition Period.

30.	Supplementary Cash Flow Information

				Transition
	2003	2004	2005	Period

Change in non-cash operating assets and liabilities:
Accounts receivable	$5.0	$(5.2)	$7.5	$4.0
Other receivables	(1.3)	5.4	(5.9)	(0.1)
Inventories	(1.1)	8.4	(4.2)	(0.6)
Prepaid expenses	2.2	1.9	(1.4)	(0.8)
Long-term receivables	1.1	0.4	—	—
Accounts payable and accrued liabilities	(2.5)	0.9	6.6	(0.6)
Long term portion of lease termination obligations	2.0	2.6	(1.2)	—
Deferred revenue	(6.6)	0.7	(2.8)	0.5
Due from related parties	(0.3)	—	—	—
Due to related parties	5.3	5.1	0.5	(1.5)
Income and other taxes payable	1.2	2.8	(3.3)	0.1

	$5.0	$23.0	$(4.2)	$1.0

Interest payments	$2.8	$3.8	$1.8	$—

Income tax payments	$—	$—	$3.5	$—

Disclosure of non-cash activities during the period:
Convertible debentures converted to common shares	$—	$8.3	$—	$—
Related party loans converted to common shares	$—	$31.0	$—	$—
Exchange of common shares for convertible, redeemable preferred shares	$—	$38.7	$—	$—
Adjustment to minimum pension liability	$16.5	$(3.5)	$2.4	$—
Warrants issued in connection with financing	$—	$1.0	$—	$7.7
Warrants issued to placement agent	$—	$0.1	$—	$—
Issuance of shares in exchange for services	$0.1	$0.1	$0.1	$—
Stock-based dividends	$—	$0.1	$—	$—
Deemed dividend relating to beneficial conversion feature on Series A preferred shares	$—	$1.4	$—	$—
Accretion of interest on redeemable common and preferred shares	$—	$1.3	$5.6	$0.1
Common shares issued in exchange for employee loans	$—	$—	$1.3	$—

31.	Subsequent Events
      On August 31, 2005, the Company sold land, building and fixed assets relating to its U.K. subsidiary for net proceeds of $12.8 (£7.1), resulting in a pre-tax gain of $7.5 (£4.2). The transaction included a commitment for the Company to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13 Accounting for Leases. Accordingly, $5.6 of the gain will be deferred and amortized over the term of the lease (10 years). The remaining gain of $1.9 will be recognized immediately at the time of the sale.
      Future minimum lease payments under the leaseback total $7.3, of which $0.7, $0.7, $0.7, $0.7, $0.7, relate to fiscal years 2006 to 2010.

      On October 7, 2005, the Company completed the sale of its 8000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 in the form of a credit note (see Note 29). The transaction resulted in an insignificant loss, which will be recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred and expected to be incurred in connection with this disposal are not considered significant.
      The following details the Company’s proportionate interest in the carrying value of the net assets of Edict as of the date of disposal:

October 7,
2005

Assets
Cash	$0.1
Accounts receivable	0.3
Fixed assets	—
Due to affiliates (net)	1.0
Liabilities
Accounts payable and accrued liabilities	(0.6)
Deferred revenue	(0.5)

$0.3

      Revenues and net loss of Edict for the period from May 1, 2005 until the date of disposal amounted to $0.9 and $0.2 respectively.

Mitel Networks Corporation
Consolidated Balance Sheets
(in millions, U.S. GAAP)
(unaudited)

		Pro forma
	January 31,	January 31,
	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	$32.3	$
Restricted cash	1.9
Accounts receivable (net of allowance of $3.0 and $2.5 respectively)	73.8
Due from related parties	0.1
Inventories	21.2
Income tax receivable	1.4
Other current assets	23.6

	154.3
Long-term receivables	0.4
Property and equipment	15.2
Goodwill	6.6
Intangible and other assets	6.6

	$183.1	$

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Bank indebtedness	$0.5	$
Accounts payable and accrued liabilities	55.8
Income and other taxes payable	3.9
Deferred revenue	20.3
Due to related parties	25.0
Current portion of long-term debt	1.4

	106.9
Long-term debt	2.3
Long-term portion of lease termination obligations	6.5
Convertible notes	48.3
Derivative instruments	53.2
Deferred gain	5.6
Pension liability	24.1

	246.9

Commitments and contingencies
Redeemable common shares, without par value — 10,000,000 shares authorized, issued and outstanding at April 30, 2005 and January 31, 2006	18.5
Convertible, redeemable preferred shares, without par value — unlimited shares authorized;
Issued and outstanding: Series A: 20,000,000 shares at April 30, 2005 and January 31, 2006; Series B: 67,789,300 shares at April 30, 2005 and January 31, 2006	43.9

	62.4

Shareholders’ deficiency:
Common shares, without par value — unlimited shares authorized; 107,149,933 and 107,249,873 issued and outstanding as of April 30, 2005 and January 31, 2006 respectively	188.3
Warrants	47.9
Deferred stock-based compensation	(0.1)
Accumulated deficit	(331.0)
Accumulated other comprehensive loss	(31.3)

	(126.2)

	$183.1	$

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
Consolidated Statements of Operations
(in millions, except share and per share amounts, U.S. GAAP)
(unaudited)

	Nine Months Ended

	January 23,		January 31,
	2005		2006

Revenues:
Products		$153.2		$189.6
Services		97.9		95.6

		251.1		285.2

Cost of revenues
Products		99.1		108.0
Services		57.6		57.5

		156.7		165.5

Gross margin		94.4		119.7

Expenses:
Selling, general and administrative		85.2		88.1
Research and development		30.4		33.0
Loss (gain) on sale of manufacturing operations		—		(0.7)
Special charges		7.1		4.2
Gain on sale of assets		—		(1.5)

		122.7		123.1

Operating earnings (loss)		(28.3)		(3.4)
Interest expense		(1.7)		(5.6)
Fair value adjustment on derivative instrument		(3.9)		(11.7)
Other income, net		0.5		1.3

Loss before income taxes		(33.4)		(19.4)
Current income tax expense (recovery)		0.6		2.5

Net loss		$(34.0)		$(21.9)

Net loss per common share:
Basic and diluted		$(0.34)		$(0.23)

Weighted average number of common shares outstanding:
Basic and diluted		112,895,239		117,213,252

Unaudited pro forma net loss per common share (note 2)
Basic and diluted	$		$

Unaudited pro forma weighted average common shares outstanding (note 2)
Basic and diluted	$		$

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
Consolidated Statements of Cash Flows
(in millions, U.S. GAAP)
(unaudited)

	Nine Months Ended

	January 23,	January 31,
	2005	2006

CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$(34.0)	$(21.9)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization and depreciation	6.5	7.9
Amortization of deferred gain	—	(0.2)
Fair value adjustment on derivative instrument	3.9	11.7
Increase in deferred income taxes	(0.2)	—
Issuance of common shares in exchange for services	—	0.1
Accretion of convertible notes to redemption value	—	1.2
(Gain) loss on sale of business and assets	—	(1.5)
Unrealized foreign exchange gain (loss)	(1.0)	—
Non-cash movements in provisions	7.6	1.8
Change in operating non-cash assets and liabilities	(10.0)	(5.8)

Net cash used in operating activities	(27.2)	(6.7)

Investing activities:
Additions to capital and intangible assets	(4.0)	(5.8)
Proceeds on disposals of assets and business	—	12.4
Change in restricted cash	0.6	(0.8)
Realized foreign exchange loss on hedging activities	(8.1)	(7.0)
Realized foreign exchange gain on hedging activities	6.0	6.7

Net cash from (used in) investing activities	(5.5)	5.5

Financing activities:
Increase (decrease) in bank indebtedness	5.6	(0.8)
Repayment of capital lease liabilities	(0.5)	(0.9)
Repayment of long-term debt	(2.8)	(10.6)
Proceeds from issuance of warrants	8.4	—
Share issuance costs	(0.2)	—
Proceeds from issuance of common shares	2.9	—
Proceeds from repayments of employee share purchase loans	0.2	0.9

Net cash from (used in) financing activities	13.6	(11.4)

Effect of exchange rates changes on cash and cash equivalents	1.0	(1.7)

Net decrease in cash and cash equivalents	(18.1)	(14.3)
Cash and cash equivalents, beginning of period	26.7	46.6

Cash and cash equivalents, end of period	$8.6	$32.3

(The accompanying notes are an integral part of these consolidated financial statements)

Mitel Networks Corporation
Notes to the Consolidated Financial Statements
(in millions, except share and per share amounts, U.S. GAAP, unaudited)
1.   Nature of Operations
      Mitel Networks Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on January 12, 2001. Mitel Networks Corporation is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/ Pacific region and Latin America regions.
2.   Basis of Presentation
      These unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) for interim financial statements and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X, and should be read in conjunction with the Company’s consolidated financial statements for the fiscal periods ended April 24 and April 30, 2005. In particular, the company’s significant accounting policies and practices were presented as Note 3 to the consolidated financial statements included in that report and have consistently been applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 3. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods presented have been included. Operating results for the nine month periods ended January 31, 2006 are not necessarily indicative of the results that may be expected for the year ended April 30, 2006.
(a) Unaudited Pro Forma Information
      The pro forma balance sheet information as of January 31, 2006 assumes the following upon completion of the initial public offering of the following:

—	10,000,000 issued and outstanding, redeemable common shares converted into common shares with the rights of the holder to require us to redeem the common shares terminating upon the completion of this offering;

—	20,000,000 issued and outstanding, Series A, convertible, redeemable preferred shares will be converted in accordance with their terms into common shares in connection with the completion of this offering;

—	67,789,300 issued and outstanding, Series B convertible, redeemable preferred shares will be converted in accordance with their terms into common shares in connection with the completion of this offering;

—	5,000,000 warrants to be exercised in accordance with their terms in connection with the completion of this offering; and

—	1,000,000 warrants to be exercised in accordance with their terms just prior to the completion of this offering.

(b) Unaudited Pro Forma Net Income Per Share
      Pro forma basic and diluted income per ordinary share is computed by dividing net income by the weighted average number of common shares outstanding plus the number of common shares resulting from the following:

—	conversion of the redeemable common shares, the Series A convertible, redeemable preferred shares and the Series B convertible, redeemable preferred shares upon completion of this offering;

—	exercise of 5,000,000 warrants upon completion of this offering; and

—	exercise of 1,000,000 warrants just prior to the completion of this offering.
3.   New Accounting Standards
      In November 2004, the FASB issued Statement No. 151, Inventory Costs (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, or for the Company’s Fiscal 2007 year-end. The Company is currently evaluating the requirements of SFAS 151 and has not yet fully determined the impact, if any, on the consolidated financial statements
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets.” This standard amended APB Opinion No. 29, “Accounting for Non-monetary Transactions,” to eliminate the fair value measurement exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all non-monetary asset exchanges completed by the Company starting Fiscal 2007. The Company has not engaged in non-monetary asset exchanges in the current period and the provisions of SFAS No. 153 are not expected to have a significant impact on the Company.
      In December 2004, the FASB published a revision to SFAS No. 123 (SFAS 123R), Share-Based Payments which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the estimated fair value. This new standard supercedes the Company’s current accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In April 2005, the Securities Exchange Commission (SEC) approved a rule delaying the effective date of the revisions to SFAS 123R until Fiscal 2007. The impact on the Company’s financial statements under the existing SFAS 123 requirements is disclosed in Note 4.
4.   Stock Based Compensation Plan
      The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Under APB 25, options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. Under SFAS No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”, the Company recognizes compensation expense in connection with grants to non-employees and former employees by applying the fair value based method of accounting and also applies variable plan accounting to such unvested grants. Had compensation cost for the Company’s stock option plan been determined as prescribed by SFAS 123, pro forma net loss and pro forma net loss per share would have been as follows, using the following weighted average assumptions:

	Nine Months Ended

	January 23,	January 31,
	2005	2006

Net loss available to common shareholders, as reported (note 19)	$(38.3)	$(27.0)
Estimated additional stock-based compensation	(1.6)	(1.4)

Pro forma net loss available to common shareholders	$(39.9)	$(28.4)

Net loss per share, as reported — basic and diluted	$(0.34)	$(0.23)

Pro forma net loss per share — basic and diluted	$(0.35)	$(0.24)

Risk-free interest rate	3.8%	3.5%
Dividends	0%	0%
Expected life of the options	5 years	5 years
Fair value	$0.16	$0.14
      Pro forma results disclosed are based on the provisions of SFAS 123 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.
      Following is a summary of the Company’s stock option activity and related information. The exercise price of stock options was based on prices in Canadian dollars translated at the year-end exchange rate.

	Nine months ended January 31, 2006

		Weighted Average
	Number of Options	Exercise Price

Outstanding options:
Balance, beginning of period:	18,456,249	$1.31
Granted	4,979,242	0.87
Exercised	(5,725)	1.73
Forfeited	(609,057)	1.35
Expired	(177,860)	2.77

Balance, end of period:	22,642,849	$1.21

Number of options exercisable	5,903,678	$2.02

     Performance Based Stock Options
      On July 27, 2005, the shareholders of Mitel approved 2,810,000 performance-based stock option awards to selected key employees. These options contingently vest upon the achievement of certain targets in accordance with the normal four-year vesting term. As the number of options that the holders will be entitled to is unknown, the options are considered variable plan awards as defined by APB 25. Consistent with these requirements, the valuation of the performance based options must be remeasured for changes in the market price of the underlying stock at the end of each reporting period and charged to expense over the four-year vesting period. The expense amount recorded in the nine-month period ended January 31, 2006 was considered nominal.

5.   Segment Information
     General description
      Mitel’s portfolio of solutions provide advanced voice, video and data communications platforms, desktop phones and Internet appliances, applications for customer relationship management and mobility, messaging and multimedia collaboration.
      In previous years, the Company reported its operations in two segments: the Communications Solutions segment (“Solutions”) and the Customer Services segment (“Services”). Effective fiscal 2006, Mitel changed its structure of reporting so that the reportable segments are now represented by the following four geographic areas: United States, Canada and Caribbean & Latin America (CALA), Europe, Middle East & Africa (EMEA), and Asia Pacific. These reportable segments were determined in accordance with how management views and evaluates the Company’s business.
      The Company’s Chief Executive Officer (“CEO”) has been identified as the chief operating decision maker as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company’s internal management system. The primary financial measure used by the CEO is the contribution margin, which includes segment revenues less the related cost of sales and direct selling costs. The Company does not allocate research and development, general and administrative expenses (including marketing), amortization, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in shared and unallocated costs in the reconciliation of operating results. In addition, total asset information by segment is not presented because the CEO does not use such segmented measure to allocate resources and assess performance. Inter-segment sales are based on fair market values and are eliminated on consolidation. With the exception of contribution margin defined above, the accounting policies of reported segments are the same as those described in the summary of significant accounting policies.
     Business segments
      The following table sets forth information by business segment by period. External revenues are attributed to geographic area based on sales office location.

		Canada
	United	and		Asia	Corporate
	States	CALA	EMEA	Pacific	and Other	Total

Nine months ended January 23, 2005
Revenue	$114.0	$26.5	$106.2	$4.4	$—	$251.1

Contribution Margin	44.9	9.8	30.3	0.2	—	85.2
Shared and unallocated costs	—	—	—	—	113.5	113.5

Operating income (loss)	$44.9	$9.8	$30.3	$0.2	$(113.5)	$(28.3)

Nine months ended January 31, 2006
Revenue	$136.8	$29.6	$112.7	$6.1	$—	$285.2

Contribution Margin	59.0	11.8	38.7	0.1	—	109.6
Shared and unallocated costs	—	—	—	—	113.0	113.0

Operating income (loss)	$59.0	$11.8	$38.7	$0.1	$(113.0)	$(3.4)

      Geographic long-lived asset information is based on the physical location of the assets as of the end of each fiscal period. The following table sets forth long-lived assets by geographic areas:

	January 31, 2006

	Property
	and		Intangible
	Equipment	Goodwill	Assets

Canada	$9.7	$4.0	$1.8
United States	0.3	0.9	—
United Kingdom	4.2	—	—
Other foreign countries	1.0	1.7	—

	$15.2	$6.6	$1.8

6.	Related Party Transactions
      Significant related party transactions with companies controlled by or related to the Principal Shareholder, not otherwise disclosed in the financial statements, include the following:
     Product Supply Agreement
      The Company purchases products and services from BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest. During the nine month periods ended January 31, 2006, the Company purchased $72.6 (January 23, 2005 — $61.0) of products and services and sold $0.2 (January 23, 2005 — $0.8) of raw material inventory under this agreement. During the nine month periods ended January 31, 2006, the Company also provided facilities management services to BreconRidge valued at $0.4 (January 23, 2005 — $1.9). As at January 31, 2006, balances payable pursuant to this agreement amounted to $24.9 and balances receivable pursuant to this agreement amounted to $1.2.
     Leased properties
      The Company and Mitel Research Park, a company controlled by the Principal Shareholder are parties to a lease agreement for it’s Ottawa-based headquarter facilities. During the nine month periods ended January 31, 2006 the Company incurred $5.4 of rental expense in connection with this lease agreement (January 23, 2005 — $4.6).
      The Company and BreconRidge are also parties to sublease agreements for certain office and manufacturing facilities in Ottawa and in the United Kingdom (“U.K.”). In August 2005, the building in the U.K. was sold to an unrelated third party. Accordingly, the Company no longer receives rental income from BreconRidge for facilities under the U.K. sublease agreement. During the nine month periods ended January 31, 2006 the Company recorded $2.3 respectively of rental income in connection with these sublease agreements (January 23, 2005 — $2.2).
     Other
      The Company and March Networks Corporation, a company controlled by the Principal Shareholder, are parties to a strategic alliance agreement and a global distribution agreement to broaden its product portfolio and its distribution channel. During the nine month periods ended January 31, 2006, the Company purchased $0.2 (January 23, 2005 — $0.3) of products and services from March Networks Corporation and had a balance payable of $0.1 recorded in the due to related parties pursuant to this agreement at January 31, 2006.
      Other sales to, purchases from and net balances payable to companies related to the Principal Shareholder and arising in the normal course of the Company’s business amounted to $0.2, $2.8 and $1.1 respectively for the nine months ended January 31, 2006 (January 23, 2005 — $0.1, $0.3 and $nil respectively).
     Disposal of manufacturing operations
      On August 31, 2001, the Company recorded a loss on the sale of its manufacturing operations, comprising plant, equipment, workforce and certain liabilities to BreconRidge Manufacturing Solutions Corporation (“BreconRidge”), a company in which the Principal Shareholder holds a significant interest. During Fiscal 2004, BreconRidge vacated premises that had been subleased from the Company pursuant to the disposal of the manufacturing operations. It became evident therefore that sublease income over the lease renewal period, which was originally included in the estimated loss on disposal, will no longer be realized. As a result, additional expenses of $0.6 and 3.4 were recorded in the Fiscal 2004 and 2005 Consolidated Statements of Operations as an additional loss arising on the disposal activity. During the nine-month period ended January 31, 2006, Mitel received new information indicating that the operating cost assumptions, on which these expense estimates were based, were overstated. As a result, a reversal of $0.7 was recorded in the current period.

7.	Special Charges
      During the nine months ended January 31, 2006 the Company recorded pre-tax special charges of $4.2. The components of the charge include $4.0 of employee severance and benefits incurred in the termination of employees around the world, $0.6 of accreted interest related to lease termination obligation and a reversal of $0.4 related to a new sublease of a facility previously provided for in special charges. Payment of the workforce reduction liabilities is expected to be complete within the next twelve months. The lease termination obligation incurred in prior fiscal years will be reduced over the remaining term of the leases, which range from one year to ten years. Accordingly, $6.5 of the balance of the lease termination obligation has been recorded under long term liabilities.
      The following table summarizes details of the Company’s special charges and related provision for the nine-month period ended January 31, 2006 and January 23, 2005:

		Lease
	Workforce	Termination	Assets
Description	Reduction	Obligation	written off	Legal costs	Total

Balance of provision as of April 25, 2004	$2.1	$5.3	$—	$0.4	$7.8
Nine months ended January 23, 2005:
Charges	6.3	—	0.8	(0.3)	6.8
Adjustments	—	—	—	—	—
Cash payments	(5.6)	(0.9)	(0.5)	—	(7.0)
Assets written off	—	—	(0.3)	—	(0.3)
Foreign currency impact	—	0.1	—	—	0.1

Balance of provision as of January 23, 2005	$2.8	$4.5	$—	$0.1	$7.4

Balance of provision as of April 30, 2005	$1.8	$5.6	$—	$—	$7.4
Nine months ended January 31, 2006
Charges	4.0	0.6	—	—	4.6
Adjustments	—	(0.4)	—	—	(0.4)
Cash payments	(5.3)	(1.0)	—	—	(6.3)
Foreign currency impact	—	(0.1)	—	—	(0.1)

Balance of provision as of January 31, 2006	$0.5	$4.7	$—	$—	$5.2

8.	Inventories

January 31,
2006

Raw materials	$0.9
Finished goods	22.6

23.5
Less: provision for inventory	(2.3)

$21.2

9.	Property and Equipment

January 31,
2006

Cost:
Land	$—
Buildings	—
Equipment	62.5

62.5

Less accumulated depreciation:
Buildings	—
Equipment	47.3

47.3

$15.2

10.	Credit Facilities
      The Company’s U.K. subsidiary has indemnity facilities totaling $0.9 (£0.5) available for letters of credit and other guarantees, the full amount of which has been drawn at January 31, 2006 (April 30, 2005 — 0.9), and also has available additional credit facilities of $6.8 (£3.8) of which $nil was borrowed at January 31, 2006 (April 30, 2005 — $nil). The indemnity and credit facilities are unsecured. On January 31, 2006, the company cancelled its overdraft facility (April 30, 2005 — $1.9)

11.	Convertible Notes
      The following table summarizes the movement in the carrying value of the convertible notes for the nine-month period:

January 31,
2006

Balance, beginning of period	$46.6
Accretion of convertible notes to redemption value	1.2
Foreign currency impact	0.5

Balance, end of period	$48.3

12.	Divestitures
     Sale of Edict Training Ltd.
      On October 7, 2005, the Company completed the sale of its 8,000 shares, or eighty-percent ownership interest, in Edict for consideration of £0.2, or $0.3 to be applied against amounts due from Edict Training

Ltd. The transaction resulted in an insignificant loss, which was recorded in other income/expense. As a result of this transaction, the Company no longer holds any equity interest in Edict. The costs incurred in connection with this disposal were considered nominal. Revenues and net loss relating to Edict for the period from May 1, 2005 until the date of disposal amounted to $0.4 and $0.6 respectively ($0.9 and $1.3 for the nine-month period ending January 23, 2005). The following details the carrying value of Edict’s major classes of assets and liabilities as of the date of disposal:

October 7,
2005

Assets
Cash	$0.1
Accounts receivable	0.3
Fixed assets	—
Due to affiliates (net)	1.0
Liabilities
Accounts payable and accrued liabilities	(0.6)
Deferred revenue	(0.5)

$0.3

     Sale of U.K. land and building
      On August 31, 2005, Mitel sold land and building relating to its U.K. subsidiary for net proceeds of $12.4 (£7.1), resulting in a pre-tax gain of $7.3 (£4.2). The transaction included a commitment for Mitel to lease back a portion of the property, which provided the Company with more than a minor part but less than substantially all of the use of the property, and thereby qualified the transaction as a sale-leaseback arrangement under SFAS 13. As a result, Mitel entered into a 6-month interim lease and a 10-year long-term lease for a portion of the property sold. Accordingly, $5.8 of the gain has been deferred and is being amortized over the combined term of the leases (10 1/2  years). The remaining gain of $1.5 was recognized immediately at the time of the sale and included in gain on sale of assets.
      Provision for income taxes relating to the sale of the land and buildings was 1.0M (£0.6).

13.	Income Taxes
      The Company’s overall provision for income taxes for the nine months ended January 23, 2005 and January 31, 2006 was $0.6 and $2.5, respectively. The provision is comprised of U.S. and U.K. taxes. The increase in the provision for the nine-month period ended January 31, 2006 is partially attributable to the sale of U.K. land and building described in Note 12.

14.	Pension Plans
      The components of the Company’s net periodic benefit cost for the nine months ended January 31, 2006 were as follows:

	Nine Months

	January 23,	January 31,
	2005	2006

Current service cost — defined contribution	$1.3	$1.1
Current service cost — defined benefit	1.4	0.8
Interest cost	4.4	4.7
Expected return on plan assets	(4.1)	(4.6)
Recognized actuarial loss	1.0	0.8

Net periodic benefit cost	$4.0	$2.8

15. Commitments and Guarantees
     Guarantees
      The Company’s major types of guarantees that are subject to the accounting and disclosure requirements of FIN 45 include product warranties, intellectual property indemnification obligations and bid and performance related bonds. At January 31, 2006, the liability recorded in relation to the indemnification obligations and bonds was insignificant (April 30, 2005 — insignificant).
     Product warranties:
      The Company provides all customers with standard warranties on hardware and software for periods up to fifteen months. Customers can upgrade the standard warranty and extend the warranty up to five years on certain products. The following table details the changes in the warranty liability:

Nine Months
January 31,
2006

Balance, beginning of period	$2.6
Warranty costs incurred	(1.8)
Warranties issued	1.0
Foreign currency impact	0.2

Balance, end of period	$2.0

16. Contingencies
      The Company is party to a small number of legal proceedings, claims or potential claims arising in the normal course of its business. In the opinion of the Company’s management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company, its results of operations, or its cash flows.
17. Redeemable Common Shares
      The following table summarizes the movement in the carrying value of redeemable common shares for the nine month period:

January 31,
2006

Balance, beginning of period	$18.2
Interest accreted during the period	0.3

Balance, end of period	$18.5

18. Convertible, Redeemable Preferred Shares
      The following table summarizes the movement in the carrying value of convertible, redeemable preferred shares for the nine month period

January 31,
2006

Balance, beginning of period	$39.1
Interest accreted during the period	4.8

Balance, end of period	$43.9

      As a portion of the redemption price of the preferred shares is indexed to the common share price of the Company, an embedded derivative exists which has been bifurcated and accounted for separately, under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivative is marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statements of Operations. For the nine-month period ended January 31, 2006, and January 30, 2005, the fair value adjustment recorded was $3.9 and 11.7 respectively.
19. Earnings (Loss) per Share
      The following table sets forth the computation of basic and diluted loss per share:

	Nine Months Ended

	January 23,	January 31,
	2005	2006

Net loss, as reported	$(34.0)	$(21.9)
Accreted interest on redeemable shares	(4.3)	(5.1)

Net loss available to common shareholders	$(38.3)	$(27.0)

Weighted average number of common shares outstanding during the period	112,895,239	117,213,252

Loss per common share — basic and diluted	$(0.34)	$(0.23)

      Securities that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For the period ending January 31, 2006, 20,899,540 stock options, 36,404,434 warrants and 87,789,300 convertible preferred shares were excluded from the above computation of diluted EPS because they were anti-dilutive.

20. Shareholders’ Deficiency
      The following summarizes the changes in shareholders’ deficiency accounts for the nine-month period ending January 31, 2006:

						Accumulated
						Other	Total
	Common Shares			Deferred		Comprehensive	Shareholders’
				Stock-based	Accumulated	Income	Equity
	Shares	Amount	Warrants	Compensation	Deficit	(Loss)	(Deficiency)

Balance at April 30, 2005	107,149,933	$187.6	$47.9	$(0.4)	$(304.0)	$(24.2)	$(93.1)
Common shares issued:
Shares issued in exchange for services	132,261	0.1	—	—	—	—	0.1
Exercise of stock options	5,725	—	—	—	—	—	—
Fair value adjustment relating to stock option plan	—	(0.3)	—	0.3	—	—	—
Shares repurchased	(38,046)	—	—	—	—	—	—
Repayment of employee share purchase loans	—	0.9	—	—	—	—	0.9
Accretion of interest on redeemable common and preferred shares	—	—	—	—	(5.1)	—	(5.1)

	107,249,873	188.3	47.9	(0.1)	(309.1)	(24.2)	(97.2)

Net loss	—	—	—	—	(21.9)	—	(21.9)
Other Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	(7.1)	(7.1)

Comprehensive loss	—	—	—	—	(21.9)	(7.1)	(29.0)

Balance at January 31, 2006	107,249,873	$188.3	$47.9	$(0.1)	$(331.0)	$(31.3)	$(126.2)

21. Supplementary Cash Flow Information

	Nine Months Ended

	January 23,	January 31,
	2005	2006

Change in non-cash operating assets and liabilities:
Accounts receivable	$7.2	$(9.0)
Inventories	(5.7)	(5.3)
Other current assets	(3.4)	6.1
Long-term receivables	(0.1)	(0.4)
Accounts payable and accrued liabilities	4.4	(2.5)
Long-term portion of lease termination obligations	(1.3)	(0.5)
Deferred revenue	(5.6)	(4.9)
Pension liability	0.6	(1.7)
Due to related parties	(3.5)	10.9
Income and other taxes payable	(2.6)	1.5

	$(10.0)	$(5.8)

Disclosure of non-cash activities during the period:
Exchange of common shares for convertible, redeemable preferred shares	$0.6	$—
Issuance of common shares in exchange for services	$0.1	$—
Capital assets acquired under capital leases	$0.6	$0.9

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.  Indemnification of Directors and Officers
      Our by-laws require us to indemnify each current or former director or officer who acts or acted at our request as a director or officer or in a similar capacity of our company or another entity at our request. We will indemnify him or her against all cost, charges and expenses reasonably incurred in respect of any civil, criminal or administrative proceeding in which such individual is involved because of that association with us or another entity. However, we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
      Our by-laws authorize us to purchase and maintain insurance for the benefit of each of our current or former directors or officers and each person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor, and their heirs and legal representatives. We have purchased director and officer liability insurance.
      We have entered into indemnity agreements with our directors and certain officers which provide, among other things, that we will indemnify him or her to the fullest extent permitted by law from and against all losses that a director or officer may reasonably suffer, sustain or incur by reason of such individual being or having been a director or officer, provided that we shall not indemnify such individual if, among other things, he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
Item 7.  Recent Sales of Unregistered Securities
      Set forth below is information regarding securities sold by us since April 1, 2003 which were not registered under the U.S. Securities Act.
(a) Issuances and Sales of Convertible Notes and Warrants
      As part of a financing through the Technology Partnerships Canada program, we issued to the Government of Canada a warrant to purchase 6,804,380 common shares on September 30, 2003 for the aggregate sum of C$13,608,760, a warrant to purchase 13,862,943 common shares on September 30, 2004 for the aggregate sum of C$13,862,943 and a warrant to purchase 8,935,499 common shares on September 30, 2005 for the aggregate sum of C$8,935,499. The warrants are exercisable on a one-for-one basis for common shares for no additional consideration. These transactions were exempt under Regulation S under the U.S. Securities Act.
      On April 23, 2004, we issued and sold to Edgestone, for the aggregate sum of C$1.00, a Series 1 warrant to purchase 5,000,000 common shares at an exercise price of C$1.25 per share. We also issued and sold to Edgestone, for the aggregate sum of C$1.00, a Series 2 warrant to purchase common shares, in order to provide Edgestone with certain anti-dilution protection upon the occurrence of certain events relating to the exercise of certain put rights under our shareholders agreement. These transactions were exempt under Regulation S under the U.S. Securities Act.
      On April 29, 2004, we issued to CIBC World Markets Inc. a warrant to purchase 1,000,000 common shares for the aggregate sum of C$1,000,000. This transaction was exempt under Regulation S under the U.S. Securities Act.
      On April 27, 2005, we completed a convertible debt financing transaction with four U.S. investors pursuant to which we issued and sold to them senior secured convertible notes for the aggregate sum of $55,000,000, and warrants to purchase up to, in the aggregate, 16,500,000 common shares. This transaction was exempt under section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D promulgated thereunder.
(b) Issuances and Sales of Preferred Shares
      On April 23, 2004, we issued and sold to Edgestone 20,000,000 Series A Preferred Shares at an aggregate purchase price of C$20,000,000. This transaction was exempt under Regulation S under the U.S. Securities Act.
      On April 23, 2004, 20,448,875 common shares held by Wesley Clover, which had been issued by Mitel Networks in October 2003 upon the conversion of certain promissory notes previously issued by Mitel in favor of Wesley Clover, were exchanged on a one-to-two basis for an aggregate of 40,897,750 Series B Preferred Shares. This transaction was exempt under Regulation S under the U.S. Securities Act.
      On April 23, 2004, 4,000,000 common shares held by PTIC were exchanged on a one-to-four basis for 16,000,000 Series B Preferred Shares. This transaction may not be deemed a “sale,” and was otherwise exempt from registration under Section 3(a)(9) of the U.S. Securities Act.
      On April 23, 2004, 5,081,619 common shares (originally issued in October 2003 as part of the conversion of debentures for 5,445,775 common shares) were exchanged on a one-to-two basis for 10,163,238 Series B Preferred Shares. During fiscal 2005, the remaining 364,156 common shares held by the debenture holders were exchanged for 728,312 Series B Preferred Shares. These transactions may not be deemed to be “sales,” and were otherwise exempt from registration under Section 3(a)(9) of the U.S. Securities Act.
(c) Issuances of Common Shares
      On October 31, 2003, we issued 20,448,875 common shares upon the conversion of C$31.0 million of promissory notes previously issued by us in favor of Wesley Clover during 2002 and 2003. This transaction was exempt under Regulation S under the U.S. Securities Act.
      During Fiscal 2004, we issued 5,445,775 common shares to our debenture holders upon the conversion of the entire balance of debentures outstanding of $8.3 million. This transaction may not be deemed to be a “sale,” and was otherwise exempt from registration under Section 3(a)(9) of the U.S. Securities Act.
      In November 2004, we closed a family and friends investment round under which 4,881,773 common shares were purchased, netting gross proceeds to us of $4,881,773 with loans to eligible employees totaling, in the aggregate, $1,628,515. Of the 4,881,773 common shares issued, 4,721,774 common shares were issued to persons in Canada and in the United Kingdom and were exempt under Regulation S under the U.S. Securities Act, and 160,000 common shares were issued to accredited investors in the United States pursuant to Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D promulgated thereunder.
(d) Employee benefit plans
      Since April 1, 2003, we have granted an aggregate of 21,190,915 stock options under our stock option plan with exercise prices ranging from C$1.00 to C$2.75. 64,424 common shares have been issued pursuant to the exercise of 64,424 options since April 1, 2003. These transactions were either registered on a Form S-8 or exempt under Regulation S, Rule 701 or Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D promulgated thereunder.
      In November 2004, we conducted an issuer exchange offer in which we offered re-priced options in exchange for the then-outstanding options under our 2001 stock option plan. The offer expired on January 23, 2004. Pursuant to the offer, we accepted for exchange eligible options to purchase 10,373,302 common shares and granted 10,373,302 new options in exchange for the eligible options accepted for exchange. These transactions may not be deemed to be “sales”, and were otherwise exempt from registration under Section 3(a)(9) of the U.S. Securities Act.
Item 8.  Exhibits
      The exhibits listed in the exhibits index, appearing elsewhere in this registration statement, have been filed as part of this registration statement.
Item 9.  Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby further undertakes that:

For purposes of determining any liability under the U.S. Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the U.S. Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Ottawa, Canada on May 9, 2006.

MITEL NETWORKS CORPORATION

By:	/s/ Donald W. Smith

Donald W. Smith
Chief Executive Officer

POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald W. Smith, Steven E. Spooner, Paul A.N. Butcher, Dr. Terence H. Matthews and Greg Hiscock and each of them, true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 under the Securities and Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 9, 2006.

Name	Title

/s/ Donald W. Smith Donald W. Smith	Chief Executive Officer (Principal Executive Officer) and Director

/s/ Steven E. Spooner Steven E. Spooner	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Paul A.N. Butcher Paul A.N. Butcher	President and Chief Operating Officer and Director

/s/ Dr. Terence H. Matthews Dr. Terence H. Matthews	Director

/s/ Peter D. Charbonneau Peter D. Charbonneau	Director

/s/ Kirk K. Mandy Kirk K. Mandy	Director

/s/ Gilbert S. Palter Gilbert S. Palter	Director

/s/ Guthrie J. Stewart Guthrie J. Stewart	Director

AUTHORIZED REPRESENTATIVE
      Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Mitel Networks Corporation and has duly caused this Registration Statement to be signed on behalf of each of them by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, on May 9, 2006.

MITEL NETWORKS, INC.
(Authorized United States Representative)

By:	/s/ Steven E. Spooner

Steven E. Spooner
Director

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3	.1*	Restated Articles of Incorporation
3	.2*	By-laws
4	.1*	Form of Common Share Certificate
5	.1*	Opinion of Osler, Hoskin & Harcourt LLP regarding legality
10.1		Form of Senior Secured Notes, dated April 27, 2005 (included in Exhibit 10.3)
10.2		Form of Noteholder Warrant, dated April 27, 2005 (included in Exhibit 10.3)
10.3		Securities Purchase Agreement between the Registrant and Highbridge International LLC (“Highbridge”), Lakeshore International, Ltd. (“Lakeshore”), Marathon Special Opportunity Master Fund, Ltd. (“Marathon”), Fore Master Convertible Fund, Ltd. (together with Highbridge, Lakeshore and Marathon, the “Noteholders”), dated April 27, 2005 (6)
10.4		Registration Rights Agreement between the Registrant and the Noteholders, dated April 27, 2005(6)
10.5		General Security Agreement between the Registrant and Highbridge, dated April 27, 2005(6)
10.6		Pledge Agreement between Mitel Networks Limited and Highbridge, dated April 27, 2005(6)
10.7		Charge Over Book Debts and Cash at Bank between Mitel Networks Limited and Highbridge, dated April 27, 2005(6)
10.8		Guarantee and Indemnity between Mitel Networks Limited and Highbridge, dated April 27, 2005(6)
10.9		Mortgage Debenture between Mitel Networks Limited and Highbridge, dated April 27, 2005(6)
10.10		Guarantee and Security Agreement between Mitel Networks, Inc. and Highbridge, dated April 27, 2005(6)
10.11		Guarantee and Security Agreement between Mitel Networks Overseas Limited and Highbridge, dated June 30, 2005(6)
10.12		Deed of Guarantee and Subordination among Mitel Networks International Limited, Mitel Networks Overseas Limited and Highbridge, dated June 30, 2005(6)
10.13		Deed of Guarantee and Subordination among Mitel Networks International Limited, Mitel Networks Overseas Limited and BNY Trust Company of Canada, dated July 15, 2005(6)
10.14		Intellectual Property Security Agreement between the Registrant and BNY Trust Company of Canada, effective April 27, 2005(6)
10.15		Series 1 Warrant, dated April 23, 2004
10.16		Series 2 Warrant, dated April 23, 2004
10.17		Registration Rights Agreement among the Registrant, EdgeStone Capital Equity Fund II-B GP, Inc., EdgeStone Capital Equity Fund II Nominee, Inc., Mitel Systems Corporation (now Wesley Clover Corporation), Mitel Knowledge Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, Wesley Clover Corporation and Terence H. Matthews, dated April 23, 2004(7)
10.18		Class A Convertible Preferred Share Subscription Agreement among the Registrant, EdgeStone Capital Equity Fund II-B GP, Inc. and EdgeStone Capital Equity Fund II Nominee, Inc., dated April 23, 2004(5)
10.19		Shareholders Agreement among the Registrant, EdgeStone Capital Equity Fund II-B GP, Inc., EdgeStone Capital Equity Fund II Nominee, Inc., Mitel Systems Corporation (now Wesley Clover Corporation), Mitel Knowledge Corporation, Zarlink Semiconductor Inc., Power Technology Investment Corporation, Wesley Clover Corporation and Terence H. Matthews, dated April 23, 2004(7)
10.20		Integrated Communications Solutions R&D Project Agreement among the Registrant, Mitel Knowledge Corporation, March Networks Corporation, March Healthcare and Her Majesty the Queen in Right of Canada (“Contribution Agreement”), dated October 10, 2002(2)
10.21		Amendment No. 1 to the Contribution Agreement, dated March 27, 2003(4)

Exhibit
Number		Description of Exhibit

10.22		Amendment No. 2 to the Contribution Agreement, dated May 2, 2004(4)
10.23		Amendment No. 3 to the Contribution Agreement, dated September 16, 2004(4)
10.24		Amendment No. 4 to the Contribution Agreement, dated June 27, 2005(4)
10.25		Amendment No. 5 to the Contribution Agreement, dated October 3, 2005(4)
10.26		CIBC Warrant, dated April 29, 2004
10.27		Employee Stock Option Plan, dated March 6, 2001, as amended(8)
10.28		2004 U.S. Employee Stock Purchase Plan(9)
10.29		Deferred Share Unit Plan for Executives, effective July 1, 2004(6)
10.30		Form of Officer and Director Indemnification Agreement
10.31		Amended and Restated Employment Contract between the Registrant and Donald Smith, dated April 17, 2001 (the “Smith Employment Contract”)(1)
10	.32*	Agreement Amending the Smith Employment Contract, dated May 5, 2006
10.33		Amended and Restated Employment Contract between the Registrant and Paul Butcher, dated February 16, 2001 (the “Butcher Employment Contract”)(1)
10	.34*	Agreement Amending the Butcher Employment Contract, dated May 5, 2006
10	.35*	Employment Contract, dated January 1, 2006, between the Registrant and Steven Spooner
10	.36*	Employment Contract, dated August 31, 1999, between the Registrant and Graham Bevington
10	.37*	Form of Global Mitel Employment Agreement
10	.38*	Form of Employment Agreement for Executive Officers
10.39		Letter agreement, dated March 1, 2002, between Terence H. Matthews and Paul Butcher (the “Butcher Letter Agreement”)(10)
10.40		Amendment No. 1 to the Butcher Letter Agreement, dated May 1, 2006(10)
10.41		Letter agreement, dated March 1, 2002, between Terence H. Matthews and Donald Smith (the “Smith Letter Agreement”) (10)
10.42		Amendment No. 1 to the Smith Letter Agreement, dated May 1, 2006(10)
10.43		Letter agreement, dated May 1, 2006, between Terence H. Matthews and Peter D. Charbonneau(10)
10.44		Union Agreement between Mitel Networks Solutions, Inc. and the International Brotherhood of Electrical Workers, AFLCIO, dated October 1, 2004(6)
10.45		Cap/Floor Collar Transaction Agreement between the Registrant and JPMorgan Chase Bank, N.A., dated October 3, 2005(6)
10.46		ISDA Master Agreement between the Registrant and JPMorgan Chase Bank, N.A., dated September 25, 2005(6)
10.47		Supply Agreement among the Registrant, Mitel Networks, Inc., Mitel Networks Limited, Ridgeway Research Corporation (now Breconridge Manufacturing Solutions Corporation), Breconridge Manufacturing Solutions, Inc., Breconridge Manufacturing Solutions Limited (“Supply Agreement”), dated August 30, 2001(1)
10.48		Amendment No. 1 to the Supply Agreement, dated February 27, 2003(5)
10.49		Supply Agreement between the Registrant and Mitel Corporation (now Zarlink Semiconductor Inc.) (“Supply Agreement”), dated February 16, 2001(1)
10.50		Amendment No. 1 to the Supply Agreement, dated October 24, 2001(1)
10.51		Amendment No. 2 to the Supply Agreement, dated April 23, 2004(4)
10.52		Receivables Purchase Agreement among the Registrant, Mitel Networks, Inc. and Mitel Networks Solutions, Inc., The Canada Trust Company and Efficient Capital Corporation, dated April 16, 2004(4)
10.53		Intellectual Property License Agreement between the Registrant and Mitel Corporation (now Zarlink Semiconductor Inc.) (“License Agreement”), dated February 16, 2001(1)
10.54		Amendment No. 1 to the License Agreement, dated October 24, 2001(1)

Exhibit
Number	Description of Exhibit

10.55	Non Competition and Non Solicitation Agreement between Mitel Corporation, Mitel Semiconductor V.N. Inc., Mitel Semiconductor Limited, Mitel Semiconductor Inc., 3755461 Canada Inc., the Registrant and Mitel Research Park Corporation, dated February 16, 2001(1)
10.56	Strategic Alliance Agreement among the Registrant, Mitel Networks Limited, Mitel Networks International Limited and March Networks (“Strategic Alliance Agreement”), dated September 21, 2001(1)
10.57	Amendment No. 1 to the Strategic Alliance Agreement, dated September 20, 2003(4)
10.58	Amendment No. 2 to the Strategic Alliance Agreement, dated September 20, 2004(6)
10.59	Contract for the Sale of Freehold Land and Building Subject to Leases and the Leaseback of Part of the Building, dated August 24, 2005(6)
10.60	Lease Agreement between Mitel Networks Limited and Breconridge Manufacturing Solutions Limited, dated September 14, 2001(1)
10.61	Lease Agreement between the Registrant and Mitel Research Park Corporation (now Brookstreet Research Park Corporation), dated March 27, 2001(1)
10.62	Sublease Agreement between the Registrant and Ridgeway Research Corporation (now Breconridge Manufacturing Services Corporation) (“Sublease”), dated August 31, 2001(1)
10.63	Amendment No. 1 to the Sublease, dated May 31, 2002(1)
23.1	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney (included on page II-5 of this registration statement)

*	To be filed by amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F, filed with the Commission on August 26, 2002.

(2)	Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F, filed with the Commission on December 13, 2002.

(3)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F, filed with the Commission on August 1, 2003.

(4)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F, filed with the Commission on August 31, 2004.

(5)	Incorporated by reference to Amendment No. 1 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on December 23, 2004.

(6)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F, filed with the Commission on October 24, 2005.

(7)	Incorporated by reference to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 3, 2004 by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc.

(8)	Incorporated by reference to the Form S-8 of the Registrant, dated March 6, 2006, filed with the Commission on March 6, 2006.

(9)	Incorporated by reference to the Form S-8 of the Registrant, dated November 29, 2004, filed with the Commission on November 29, 2004.

(10)	Incorporated by reference to Amendment No. 1 to the Schedule 13D (the Registrant as issuer) filed with the Commission on May 5, 2006 by Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited.